Form 20-F
period 1997-05-31
DIADEM RESOURCES LTD
filed 1997-12-15
CIK 1027599

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  _____________

                                    FORM 20-F

(Mark One)
      |X| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                                      OR
      | | ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                          For the fiscal year ended
                                      OR
      | | TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
              For the transition period from__________to__________
                           __________________________

                         Commission file number 0-21799

                              DIADEM RESOURCES LTD.
             (Exact name of Registrant as specified in its charter)
                                 Not Applicable
                 (Translation of Registrant's Name into English)
                                     CANADA
                 (Jurisdiction of incorporation or organization)
                               110 Meadowvale Road
                              Scarborough, Ontario
                                     M1C 1S1
                    (Address of principal executive offices)
                           __________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                  Common Shares
                                (Title of Class)
 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.

                                (Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                            23,843,551 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 13(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.
                                 Yes | | No |X|

Indicate by check mark which financial statement item the registrant has elected to follow.
                             Item 17 |X|  Item 18 | |
                           |_|
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY  PROCEEDINGS  DURING THE PAST
                                  FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                                Yes | | No | |



                                GLOSSARY OF TERMS
ABITIBI BELT OF         A vast area of ancient volcanic rocks extending from Kenora to Sudbury,
QUEBEC-ONTARIO          Ontario to Chibougamau, Quebec.

ADITS:                  An opening driven  horizontally into the side of a mountain or hill for providing access to a mineral deposit.

AGGLOMERATES:           A volcanic  breccia  formed  by  disruption  of  a solidified  crust or hardened  plug of  lava;  blocks  may  fit  together  or be  completely disordered.

ALKALINE:               Having the qualities of a base.

ALLUVIAL:               Relatively  recent deposits of sedimentary  material laid down in river beds, flood plains, lakes or at the base of mountain slopes.

AIRBORNE MAGNETIC/      A survey  made  from the air for the purpose of recording  the magnetic characteristics of rocks

AEROMAGNETIC SURVEY:    on and below the surface of the earth.

AMPHIBOLES:             Metamorphic rock of primarily mafic minerals, chiefly hornblende.

ANDESITE:               A dark-coloured, fine-grained extrusive rock.

ARCHEAN AGE:            The oldest rocks of the  Precambrian  Era,  formed prior to 2.5 billion years ago.

ASHUANIPI FORMATION:    A unit of ancient sedimentary  rocks  in New  Quebec and Labrador, with an age of two billion years.

BASAL:                  Situated at base of a rock unit or structure.

BRECCIA:                The  texture  displayed  by  a  rock  which  has  been  fragmented  and dislocated since initial lithification.

CARAT (CT):             A unit of weight  for  diamonds,  equivalent  to 0.2 of a gram.

CASSITERITE:            A brown or black tetragonal mineral, it is the  principle ore of tin.

CHALCOPYRITE:           A sulphide mineral of copper and iron; the most important ore mineral of copper.

CHROMIUM-DIOPSIDE:      A  bright-green  variety of  pyroxene  which can occur in kimberlite.

CHROMITE:               An  iron-chromium  oxide  often  found as small  grains  in  ultrabasic igneous rocks and kimberlitic rocks.

COBBING:                The  separation,  generally  with  a  hand-held  hammer,  of  worthless minerals from desired minerals in a mining operation.

COLLUVIUM:              A general term applied to loose and incoherent deposits, usually at the foot of a slope or cliff and brought there chiefly by gravity.

CUT-OFF GRADE:          The lowest grade of  mineralized  material  that  qualifies as ore in a given deposit.

DIAMOND:                A cubic variety of crystalline carbon which may be of gem quality.

DIAMOND DRILL HOLES:    Rotary  drilling  using  diamond  impregnated  bits  to produce a solid continuous core sample of the rock.






DIAMONDIFEROUS:         Containing diamond.

DIATREME:               A  volcanic  vent  piercing  country  rock,  usually  the  result of an explosive eruption.

DIOPSIDE:               A white to green mineral of the clinopyroxene group.

DIORITE:                An  intrusive  igneous  rock  composed  chiefly  of sodic  plagioclase, hornblende, biotite or pyroxene

DISSEMINATED:           Fine particles of mineral dispensed through the enclosing rock.

ECOLOGITE:              An ultrabasic rock consisting mainly of garnet and clinopyroxene.

ELECTROMAGNETIC         A geophysical method employing the generation of electromagnetic  waves at the earth's surface

(PROSPECTING):          when the waves  impinge on a conducting  formation or ore body at depth they induce currents that are the source of new waves radiated from the conductors and detected by instruments at the surface.

EPITHERMAL:             A term applied to low temperature (100-200C) hydrothermal processes.

FEASIBILITY:            Program to  establish  whether a mineral  deposit  can be  successfully mined considering technical and economic parameters.

GABBRO:                 A dark, course-grained igneous rock.

GEM QUALITY             A  diamond  free of  flaws,  as far as can be  determined  by a trained
of a                    observer with the aid 10-power  magnifying  glass,  and having a colour
DIAMOND:                and other  characteristics  that do not deleteriously  affect its value for use as a faceted ornamental (gem) diamond.


GEOCHEMISTRY:           Study of variation of chemical elements in rocks or soils.

GEOPHYSICS:             Study of the earth by quantitative physical methods.

GNEISS:                 A layered or banded  crystalline  metamorphic  rock the grains of which are aligned or elongated into a roughly parallel arrangement.

GOSSAN:                 A surface  capping of oxides of iron from the  weathering  of  metallic sulphide.

GRADE:                  (To contain a particular)  quantity of ore or mineral relative to other constituents, in a specified quantity of rock.

GRANODIORITES:          The intrusive rock with intermediate composition.

GREENOCKITE:            A yellow or orange mineral containing cadmium and sulfur.

HYDRAULIC MINING:       The  extraction  of desired  earth  material by means of strong jets of water, such as washing gold-bearing gravel into sluices.

HYDROTHERMAL            Pertaining  to hot  water,  especially  with  respect  to its action in dissolving,  re-depositing,  and otherwise  producing  mineral  changes within the crust of the globe.

INDICATOR MINERALS:     In connection with kimberlite exploration,  indicator minerals include:
                        pyrope   garnet;   picroilmenite   (also   called   magnesianilmenite);
                        chrome-diopside; chromite; and diamond.

INTRUSION/INTRUSIVE:    A volume of igneous rock that was injected,  while still  molten,  into the earth's crust or other rocks.




KIMBERLITE/OLIVINE      Uneven-grained,  ultramafic  rock in which  the  visible  minerals  may include olivine, phlogopite, pyrope

LAMPROITE:              garnet,  picroilmenite  and  chrome/diopside,  which are  cemented by a
                        groundmass  that  may  include  serpentine,   calcite,   and  chromite.
                        Kimberlite and olivine  lamproite are the only known types of intrusive rock (primary source rocks ) that may carry diamonds from the depths of the earth to the surface and may form  primary  diamond  deposits.  The principal distinction between kimberlite and olivine lamproite is based on geochemical grounds.

LABRADOR TROUGH:        A major geological structure extending for 900 kilometres in Quebec and
                        Labrador.

LAHAR:                  A  landslide  or  mudflow  of  pyroclastic  material  on the flank of a volcano; also, the deposit produced.

LENS OR LENSES:         Generally  used to describe a body of  mineralization  that is thick in the middle and tapers towards the ends.

LODE:                   A tubular or vein like deposit of valuable mineral between well defined walls of rock.

MAGNETIC SURVEY:        A  geophysical  survey  that  measures  the  intensity  of the  Earth's magnetic field.

MAFIC:                  Igneous  rocks  composed  mostly  of  dark,  iron  and   magnesium-rich
                        minerals.

MAGNETOMETER:           An  instrument  used to measure the magnetic  attraction  of underlying rocks.

MAGNETITE:              Black, magnetic iron ore, an iron oxide.

MASSIVE SULPHIDE:       Mineralized rock rich in sulphide minerals (>50%).

MEHRTENS (VOLCANICS):   A  widespread  local unit of volcanic  flows and  mudslides  in eastern
                        California approximately 12 million years old.

MICRODIAMOND:           Natural  diamonds,  generally  of a size  less  than  0.4  millimetres.
                        Although  these  diamonds  do  not  have  monetary   value,   they  are
                        significant in that their presence indicates the possible occurrence of larger diamonds.

MINERALIZATION:         The concentration of metals and their chemical  compounds within a body of rock.

NET SMELTER RETURN:     A share of the net revenues  generated  from the sale of metal produced by a mine.

NIOBIUM:                An exotic alloy metal, sometimes called columbium.

OLIVINE:                A  rock-forming  silicate  mineral  series  ranging  from  iron-rich to magnesium-rich. Important in mafic and ultramafic rocks.

OPEN CUT, OPEN PIT:     A mine worked at the surface.

ORE:                    A natural  aggregate of one or more minerals  which, at a specific time and place, may be mined and sold at profit, or from which some part may be profitably separated.

ORTHOMAGMATIC:          The main stage of  crystallization  of silicates  from a typical magma, during which as much as 90% of the magma may crystallize.

OVERBURDEN:             Loose or consolidated  rock that overlies a mineral deposit and must be removed prior to mining

OXIDIZED:               Decomposed by exposure to the atmosphere and ground water.






PAYSTREAK:              That portion of a vein which carries the profitable ore.

PENTLANDITE:            Nickel iron sulphide, the most common nickel ore.

PERIDOTITE:             An intrusive igneous rock consisting mainly of olivine.

PIPE:                   A common term for a vertical  cylindrical or  column-like  mass of rock that cooled and solidified in the neck of a volcano.

PLACER:                 A deposit of sand and gravel  containing  valuable metals such as gold, tin or diamonds, normally resulting from erosion.

PLATFORM COVER:         Generally  used to  describe  areas  formed  by  relatively  undeformed sediments lying on basement rocks.

PLIOCENE:               An epoch of the  Tertiary  period,  after the  Miocene  and  before the
                        Pleistocene;  it is  considered  to be a period  when the  Tertiary  is designated as an era.

PLUG:                   A common name for a small offshoot from a large body of molten rock.

PORPHYRY:               Any igneous rock in which relatively large conspicuous  crystals ae set in a finer-grained groundmass.

PRECAMBRIAN:            All geologic time, and its corresponding rocks, before the beginning of the Paleozoic; it is equivalent to about 90% of all geologic time.

PROPYLITIC:             A term that may be applied to any kind of a vein,  meaning that the ore solution  which has  furnished  the vein  filling  has also  effected a decomposition or alteration of the wall rock as well, so that the walls of the vein consist of clay, talc, etc.

PROSPECT:               Mineral occurrence with potential for an economic deposit.

PYROCLASTIC:            Pertaining  to clastic rock  material  formed by volcanic  explosion or aerial expulsion from a volcanic vent.

PYROPE GARNET:          A  variety  of  garnet   (cubic   iron-,   magnesium-,   calcium-,   or
                        manganese-aluminosilicates)  which  contains  mainly  magnesium  and  a little iron; many pyrope garnets also contain chromium.

RADIOLARIAN CHERT:      A well-bedded microcrystalline rock with fossil shells and silica.

RECONNAISSANCE:         First-pass exploration of a large area.

SCHIST:                 A foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

SERICITE                A white,  fine-grained  potassium  mica  occurring  in small scales and flakes as an alteration  product of various  aluminosilicate  minerals, having  a  silky  lustre,  and  found  in  various  metamorphic  rocks, especially  schists and phyllites or in the wall rocks, fault gouge and vein fillings of ore deposits.

SERPENTINE:             A family of minerals which are the  alteration  products of olivine and pyroxenes.

SILL:                   An intrusive  sheet of igneous rock of roughly  uniform  thickness that has been forced between the bedding planes of existing rock.

STOCKWORK:              An interlacing system of small veins or lodes.







STRANGE LAKE:           A lake near the Quebec/Labrador boundary.

SULPHIDE:               A metallic mineral containing unoxidized sulphur.

TAILINGS:               Reject products from a mineral treatment plant.

TUFF:                   A  rock  formed  from  compacted  volcanic  origin  containing  clastic fragments.

ULTRABASIC:             An  igneous  rock  having a silica  content  lower than that of a basic rock, or less than about 45%.

ULTRAMAFIC:             An  igneous  rock  composed   chiefly  of  mafic   minerals,   such  as
                        monomineralic rocks composed of hypersthene,  augite or olivene.  VEIN:
                        Sheet-like body of minerals formed by  fracture-filling  or replacement of the host rock.

XENOCRYST:              A mineral found in an igneous rock but which did not crystallize in the same place at the same time as the containing rock.

XENOLITH:               An inclusion of a pre-existing rock in an igneous rock.


The rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of
United States dollars into Canadian dollars was, as at December 11, 1997,  $0.7022 (U.S.$1.00 =
CDN$1.4241).



Item 1   DESCRIPTION OF BUSINESS
                                     GENERAL

The Company was formed in Ontario under the Business Corporations Act on June 1, 1989 by the amalgamation of Howe Exploration & Development Co. Limited and Merigomish Investments Limited. On April 20, 1993, the Company filed Articles of Amendment changing its name from Howe Exploration & Development Co. Limited to Howex Enterprises Ltd. The Articles of Amendment also served to remove the private company restrictions from its Articles. On September 23, 1994, the Company filed Articles of Amendment changing its name to Diadem Resources Ltd. and consolidating its issued common shares on the basis of one post-consolidation common share for each two and one-half pre-consolidation common shares. The registered head office of the Company is located at 350 Bay Street, 7th Floor, Toronto, Ontario, M5H 2S6, while its principal office is located at 110 Meadowvale Road, Scarborough, Ontario, M1C 1S1.

                           THE BUSINESS OF THE COMPANY

The Company and its predecessor company prior to amalgamation, Howe Exploration & Development Co. Limited, have been in the mineral exploration business in Canada and elsewhere since May, 1965. The Company was a contractor for mine development in the years 1965-1975 and has been an investor in properties and shares of mining companies and a consultant to mining companies since then. The Company currently has interests in mining properties situated in Amador County and El Dorado County, California; Northern Quebec/Labrador and the Northwest Territories, Canada, the La India District, Nicaragua and on Belitung Island in Indonesia. The Company also owns an interest in Waseco Resources Inc. ("Waseco") which is engaged in the exploration and development of an alluvial gold prospect and a hard rock gold prospect on the Island of Kalimantan, Indonesia and two hard rock gold prospects on the Island of Java, Indonesia. Diadem is a development stage company, and while it has not yet determined that its properties contain economically recoverable reserves, Diadem anticipates completing a favourable feasibility study in respect of its Nicaragua gold property within the next 12 month period and Waseco has completed a favourable feasibility study in respect of its alluvial gold prospect on the Island of Kalimantan, Indonesia.

RISK FACTORS
------------

MINING EXPLORATION AND DEVELOPMENT

The Company currently has no properties in production and its success will depend upon its ability to generate revenues from its properties.

All of the mineral properties in which the Company holds interests are without a known body of commercial ore and each of the proposed programs on these properties is an exploratory search for ore. Development of these mineral properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. There is no assurance that commercial quantities of ore will be discovered. There is no assurance that even if commercial quantities of ore are discovered that a mineral property will be brought into production. The commercial viability of a mineral deposit once discovered is dependent upon a number of other factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure as well as metal prices. Most of the above factors are beyond the control of the Company. Furthermore, several years may pass between the discovery of a deposit and its exploitation.

Mining operations generally involve a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The business of mining is subject to a variety of risks such as ground fall, explosions and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences, against destruction of mines and other production facilities, damage to life and property, environmental damage, delayed production, increased production costs and possible legal liability for any and all damages. Such liabilities may have a material adverse effect on the Company's financial position.

FOREIGN GOVERNMENTS AND GOVERNMENTAL REGULATIONS

The Company hold interests in mineral resource properties in Canada, the United States, Nicaragua and Indonesia. Because the Company holds interest in mineral resource properties in foreign countries, the Company's mineral exploration, development and mining activities may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein. Currently there are no restrictions on currency movement within or from such countries. However, there is no assurance that future political and economic conditions in these countries will not result in their governments adopting different policies respecting foreign development and ownership of mineral resources. Any such changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. Operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime and high inflation. It may be more difficult for the Company to obtain any required project financing in these countries from senior lending institutions because such lending institutions may not be willing to finance projects in developing countries due to the possible investment risk.

Government approvals and permits are currently, and may in the future be, required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

The Company believes it is currently in compliance with all applicable government regulations. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in development of new mining properties.

TITLE MATTERS

The Company has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing and none of the Company's current mining and exploration rights are in doubt. However no assurance can be given that applicable governments will not revoke, or significantly alter the conditions of, the applicable exploration and mining authorizations and that such exploration and mining authorizations will not be challenged or impugned by third parties.

MARKET CONDITIONS

The mining industry is competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of same. There can be no assurance that mineral prices will be such that the Company's properties can be mined at a profit. Factors beyond the control of the Company may affect the marketability of any minerals discovered. The prices of gold and other precious metals and base metals have historically experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The aggregate effect of all these factors is impossible to predict

CURRENCY AND FOREIGN EXCHANGE

The Company's operations in Indonesia and Nicaragua will make it subject to fluctuations in currency exchange rates that may significantly impact the Company's financial position and results. Precious metals are generally sold at prices stated in U.S. dollars while costs incurred are paid in the currency of the country in which the activities are undertaken. Any change in the ratio of Indonesian or Nicaraguan currency to the U.S. dollar could affect profitability. The Company does not intend to engage in currency hedging to offset any risk of currency fluctuations.

FINANCIAL RESOURCES OF THE COMPANY

The Company currently does not have any revenues and has not paid any dividends since its incorporation. The financial resources of the Company may not be sufficient to bring into production any economic deposit which it might discover. Given that the Company does not have a property that has yet been the subject of a mine feasibility study and given the above risk factors, it is unlikely that the Company will make a profit in the near future. The work programs may be interrupted at any time in the even that the Company does not have the necessary funding to carry out future work required. The further development and exploration of the various mineral properties in which the Company holds interests depends upon the Company's ability to obtain additional financing through any or all of the joint venturing and syndication of projects, debt financing, equity financing or other means. Such funding may dilute the interests of existing shareholders. There is no assurance that the Company will be successful in obtaining such additional financing. Furthermore, even if such financing is successfully completed, there can be no assurance that it will be obtained on terms favourable to the Company or providing the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial condition.

UNINSURED RISKS

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activites and would adversely affect the Company's financial position.

CONFLICT OF INTEREST

Certain of the directors and officers of the Company also serve as directors and officers of other companies involved in natural resource exploration, development or production and, consequently there exists a possibility for any such officer or director to be in a position of conflict. Any decision made by such a director or officer involving the Company will be made in accordance with his or her fiduciary duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, all officers and directors will declare, and refrain from voting on, any matter in which they may have a conflict of interest.

DEPENDENCE ON KEY PERSONNEL

The development of the Company's business is and will continue to be dependent on its ability to attract and retain highly qualified management and mining personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel.

COMPETITION

Significant competition exists for available mineral acquisition properties. As a result of this competition, some of which is large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire rights to explore additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

ENVIRONMENTAL COMPLIANCE

The Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Although the Company believes that its exploration operations are currently carried out in accordance with all applicable rules and regulations, there is no assurance that future changes in environmental regulation, if any, will not be applied in a manner which could limit or curtail production or development. Environmental hazards may exist on the properties in which the Company holds interests which are presently unknown to the Company and which have been caused by previous or existing owners or operators of the properties. An overview of the environmental legislation applicable to the Company's operations follows.

CANADA

The mining industry in Canada is subject to legislation at both the federal and provincial levels relative to the protection of the environment. In particular, such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. Accordingly, the design of mines and mills and the conduct of overall extraction and processing operations are subject to the restrictions contained in such legislation. In addition, the construction, development and operation of a mine, mill and refinery typically entail compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licenses and similar authorizations from various governmental agencies. In particular, legislation is in place for lands under federal jurisdiction or located in certain provinces which provides for the preparation of costly environmental impact assessment reports prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment and proposed development.

Failure to comply with the legislation can have serious consequences. Orders may be issued requiring operations to cease or be curtailed or requiring installation of additional facilities or equipment. Violators may be required to compensate those suffering loss or damage by reason of its mining activities and may be fined if convicted of an offense under such legislation.

Provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The cost of closure of mining properties, and, in particular, the cost of long term management of mining properties can be substantial. The Company intends to progressively rehabilitate its mining properties during their period of operation, should any properties become operational, so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

UNITED STATES

Legislation and implementing regulations adopted or proposed by the United States Environmental Protection Agency ("EPA"), in Bureau of Land Management ("BLM") and by comparable agencies in various states directly and indirectly affect the mining industry in the United States. These laws and regulations address the environmental impact of mining and mineral processing, including potential contamination of soil and water from tailings discharges and other wastes generated by mining companies. In particular, legislation such as the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the National Environmental Policy Act and comparable state statutes require analyses and/or impose effluent standards, new source performance standards, air quality and emission standards, remediation requirements and other design or operational requirements for various contaminants of mining and mineral processing, including precious ore mining and processing. Such statutes impose liability on owners and operators for the remediation of waste.

Further, mine operators must comply with the Federal Mine Safety and Health Act of 1977, as amended, which is enforced by the Mining Safety and Health Administration ("MSHA"), an agency within the Department of Labour and by comparable agencies in various states. All mines, both underground and surface, are subject to inspections by MSHA. The Occupational Safety and Health Administration also has jurisdiction over safety and health standards not covered by the Federal Mine Safety and Health Act of 1977.

NICARAGUA

Under Nicaraguan law, the Ministry of the Environment and Natural Resources ("MARENA") is the government entity responsible for the preservation of the environment. The Company intends to follow required procedures with respect to the environment, including monitoring of the effluent from mining operations. Further environmental permitting will be required from time to time to maintain compliance with MARENA requirements as they evolve.

INDONESIA

The mining industry in Indonesia is subject to legislation regarding environmental protection and preservation. The applicable legislation is set out in each Mining Authorization ("Kuasa Pertambagan" or "KP") or Contract of Work ("COW") document, and all contracting parties are required to comply with these requirements. To assist in the determination of the impact a proposed mining operation may have on the natural resources, biological resources and human settlements in a particular area, the contracting party is required to include an Environmental Impact Study with the feasibility study submitted for each property.

DESCRIPTION OF MINERAL EXPLORATION AND DEVELOPMENT PROPERTIES
-------------------------------------------------------------

UNITED STATES

(i)   LEEK SPRINGS, ELDORADO COUNTY, CALIFORNIA

Location And Access
-------------------

The property is located in the El Dorado National Forest, in El Dorado County, California, in Sierra Nevada, California. The property is made up of four claim blocks, separated by a narrow strip of private land. The nearest habitation is a ski resort located three miles east of the property. Placerville is the nearest large town and the administrative centre of the county, located 28 miles west-northwest of the property, while Lake Tahoe is located 22 miles to the northeast.

Access to the property is from Highway 88, one of the main paved access roads through the Sierra Nevada mountains from the Great Valley of California. Highway 88 connects Stockton in the Great Valley with Carson City, Nevada. The property is well served by paved roads and gravel tracks. The area was recently logged, so logging tracks and dirt roads provide additional access on the property.

The climate is Alpine. The area experiences warm, dry, short summers and long, cold winters with snow accumulations in excess of 10 feet. The property is at 7,000 feet elevation, experiences considerable snowfall in the winter months and is generally snow-covered from November to May.

The main Leek Springs Valley is a typical "Alpine Meadow" of grasses and flowers, with continuous flowing small streams fed by numerous year-round springs. The springs originate at the geological contact of the Mehrten Formation andesite and the granite. The Valley sides on the north are gently sloping while the southern sides are steep. The sides are covered by mature conifers, thinly spread, due to active logging operations over the past fifty years. The valley slopes at higher elevation have a more sparse conifer population, due to outcropping Mehrten Formation andesites and poor soil formation.

Regulations in El Dorado County require a special use permit be issued for open-pit mining or strip mining, for purposes of exploration or extraction resulting in the removal of more than 1,000 cubic yards of overburden. Prior to the issuance of the special use permit, the approving authority (the local Board of Commissioners or Planning Authority) shall make a finding that all boundaries of the proposed project shall be greater than a linear distance of 10,000 feet from any existing residential use, hospital use, church use or school use, as designated in the El Dorado County General Plan, or any community or specific plan, or as permitted by the zoning code of El Dorado County.

Mining Rights and Titles
------------------------

By Agreement dated November 6, 1995 between the Company and Silverstone, the Company obtained a 10% interest in 215 recorded claims described below, technical data and any other claims or mining rights acquired by Silversone within a specified area of interest (herein, the "Area of Interest") . The property consists of 215 unpatented mining claims which cover approximately 2,500 acres. The Judy Claims ("Judy"), comprise 46 claims, the Adrienne Claims ("Adrienne") consists of 10 claims, the Susan Claims ("Susan") consists of 80 claims and the Michelle Claims ("Michelle") consist of 79 claims. The Adrienne claims were staked between June and September, 1994. The Judy Claims, were staked during November and December, 1995. The Susan and Michelle claims were staked between June and July 1996. The total area claimed encompasses the known outline of the Adrienne pipe lamproitic diatreme breccia ("Adrienne Pipe"). The Company currently holds a 40% interest in these claims as described below.

Mr. Derek Bartlett, a non-executive Director of the Company, was appointed by the Company to negotiate on its behalf, the transaction with Silverstone, the latter being represented by Mr. George Silverman. To acquire an initial 10% interest in these claims, the Company was required, on or before December 6, 1995, to (i) pay Silverstone the sum of $50,000 U.S. and (ii) deliver to Silverstone a total of 150,000 common shares of the Company. Compliance with the December 6, 1995 deadline for payment was waived by Silverstone, and the Company paid the $50,000 U.S. on January 16, 1996 and issued the common shares on January 18, 1996. Exercise of this option secured an option for the Company to acquire an additional 15% interest in the claims.

To acquire a further 15% interest, increasing the Company's interest in the claims to 25%, the Company has (i) paid Silverstone an additional fee of

$100,000 U.S., (ii) delivered to Silverstone an additional 200,000 common shares of the Company, and (iii) provided technical data and financial statements establishing cumulative expenditures of not less than $500,000 U.S. on the properties. Exercise of this option also provided the Company with an option to increase its interest in the claims by a further 15%.

To increase its interest by an additional 15%, bringing its aggregate position in the claims to 40%, the Company was required, on or before March 20, 1997, to
(i) pay Silverstone an additional $100,000 U.S., (ii) deliver an additional 200,000 common shares of the Company, and (iii) provide technical data and financial statements establishing expenditures of a further $500,000 U.S. This was completed and exercise of this option secured an option for the Company to acquire an additional 15% interest in the claims.

To acquire an additional 15% interest, bringing its aggregate position to 55%, the Company would be required, on or before August 2, 1998, to (i) pay Silverstone an additional sum of $100,000 U.S., (ii) deliver an additional 200,000 common shares of the Company, and (iii) provide technical data and financial statements establishing additional expenditures of $4,000,000 U.S.

Regional History
----------------

Since 1848, approximately 810 alluvial diamonds have been found in California. No accurate records were kept. The majority of diamonds were found by chance in the sluices used in gold mines. The only attempt at diamond exploration occurred at the Cherokee Diggins in Butte County, where between 400 and 500 small diamonds were recovered from gold-bearing gravels. A small eclogite, a potential diamond source rock, was located nearby, but proved to be barren.

Based on the geographical distribution of the alluvial diamonds and their secondary source environments, Ryder divided diamond occurrences in California into two distinct zones, the Sierra Nevada Diamond Province and the Klamath Mountain Diamond Belt. The majority of the California alluvial diamond finds are located in the Sierra Nevada Diamond Province. Within this Province, greater than 90% of the recorded diamonds are recovered from three locations or mining districts: Cherokee Diggings (300-600 diamonds); Placerville Mining District (90 diamonds); and Volcano - Rancheria District (100 diamonds). The latter location is where the Company's Rancheria placer gold and diamond prospect is located. The majority of recorded diamonds in the above districts were recovered from Tertiary gravels left by ancient rivers draining and eroding the emerging Sierra Nevada Mountains. Plotting the locations of the alluvial diamonds by Silverstone demonstrated that one ancient river - the Tertiary Mokelumne River - has consistently yielded numerous large and small, gem quality diamonds from it's gravels.

The Leek Springs property is located at the headwaters of the present-day north fork of the Cosumnes River and coincidentally at the ancestral headwaters of the Tertiary Mokelumne River, twelve miles east-northeast of the Volcano-Rancheria district. The Tertiary Mokelumne River contained widespread gold-bearing and diamond-bearing gravels. The richest diamond-bearing gravels were in the Volcano
- Rancheria mining district. Alluvial diamonds were also found throughout the channel gravels as well as the tributaries flowing into the main channel. Recorded recoveries of diamonds decreased during the later part of the nineteenth century due to the introduction of stamp mills that crushed the gravels and diamonds. Interpretation of the available historical records on diamonds in California by Silverstone indicates that the majority of the stones recovered were of gem quality. This interpretation is consistent with worldwide experience with alluvial diamonds; flawed diamonds will not survive in a river environment. Diamonds recovered and authenticated range in size from microscopic particles up to 6 carats with an average size estimated at 0.8 carats.

No modern exploration or mining of alluvial diamonds has been previously undertaken in California. This may be due, in part, to: (i) ignorance of the early miners - gold was the desired object of the gold rush era miners. The South African diamond fields had not yet been discovered, and diamonds were regarded as a "curiosity"; (ii) enthusiasm for diamonds from the "experts" of the time was not forthcoming. Experts from South Africa as well as the California Geological Institute did not believe California to be a promising area for diamond mining; (iii) mining methods used, such as hydraulics, were disliked by mine managers as well as state mineralogists; (iv) the nature of alluvial diamonds - most of the stones (diamonds) pick up a coating of salts during their course down the river and they could not be collected using the gold recovery techniques used; and (v) the nature of the gravels - diamonds found during mining were invariably found in cemented or compact gravels. The gravels were crushed in stamp mills to recover the gold, which also resulted in the destruction of the diamonds.

Serious consideration has only been given to the concept that economic deposits of diamonds in host rocks could be found in North America since the 1970's. Exploration during the 1970's resulted in the discovery of diamondiferous kimberlites in Colorado and in the early 1990's in the Northwest Territories of Canada. In California, no diamondiferous source rocks for the alluvial diamonds were found until April 1996 when the Company announced that diamond fragments were recovered from drill cuttings at Leek Springs.

Regional Geology and Mineralization
-----------------------------------

The greater part of the Judy Claims are underlain by dark, andesitic lahar mudflows-agglomerates, with sparse outcropping of granite at the lower elevation. The claims have not been geologically mapped in detail. Ryder mapped the Adrienne Claims in detail in the fall of 1995. The geological mapping and geophysical ground magnetic mapping correlated well. Outcrop is limited on the Adrienne Claims. The greater part of the claims are covered by a light brown to tan-coloured soil containing small pebbles and fragments of andesitic rocks.
In the western claims, similar soils contain granite fragments.

The western Adrienne Claims have irregular rugged topography and are 80% underlain by medium to coarse granites and granodiorites. Large round and sub-round boulders of granite are common, forming boulder fields on partially denuded granite "hills".

The granite rocks are unconformably overlain by Pliocene Mehrten Formation Andesitic volcanics. In one area, geophysical data partially supported by geological mapping indicates a fault contact between the granite and Mehrten volcanics. The lowest Mehrten Formation Volcanics, where outcropping, are andesitic mud slides and flow breccias composed of angular to sub-rounded, cobble sized blocks of andesitic rocks in a hard, fine-grained, mud matrix. At higher elevations, in the northern and north eastern part of the claims, no outcrops are exposed. Abundant boulders and cobbles, sub-rounded to sub-angular, of a light coloured massive, medium grained andesitic rock with scattered, occasional, large amphiboles predominate. The distribution of the "boulder fields" of this andesitic rock type coincides with elevated magnetic intensity, and are clearly visible on the contoured magnetic map. The area between the massive andesites and outcropping granites is covered by buff to light brown soils which contain small fragments of different andesite rocks.

No surface evidence of the diamondiferous diatreme breccia was found during the geological mapping. The surface of the diatreme is covered by either a 20 foot thick blanket of grey, brown soil or Mehrten Formation Andesite.

Exploration Results
-------------------

Based on the results of a literature study completed by Silverstone and field visits to alluvial diamond localities by Silverstone, a three thousand square mile area was targeted for reconnaissance and heavy mineral stream sediment sampling. A lack of detailed magnetic or other data precluded target selection by available geophysics. Testing of tertiary gravels allowed Silverstone to select optimum sampling conditions. Sample and mineral size helped in the determination of alluvial diamond indicator mineral association. Orientation sampling of present day rivers and creeks helped refine the sampling and processing methods.

The main creeks and river draining the target areas were sampled along their courses at approximately five mile intervals back to their present day headwaters. At each sample site between 30 and 50 litres of stream sediment was collected. At each location optimum heavy mineral sediment traps were selected. The samples were screened on site at the minus 1/4 inch fraction retained for processing. An initial heavy mineral concentrate was prepared from the sample and was further processed again by screening, magnetic separation and the use of density liquids (lithium metatungstate). The final heavy mineral concentrate was microscopically examined, minerals identified and counted. Selected mineral grains were picked, and identification of the grains was undertaken. A total of 250 stream sediment samples were taken, processed and the heavy mineral content for each sample plotted.

Silverstone used conventional and non-conventional indicator minerals to target a number of drainages for follow-up exploration and prospecting. After follow-up sampling, the north fork of the Consumes River, with Leek Springs Meadow at its headwaters, proved to be Silverstone's number one target in the area, based on:
(i) red garnet content found; (ii) the unusual abundance of green-diopside minerals; (iii) the meadow, the topographic low, at the headwaters of the river;
(iv) the presence of chrome spinels; and (v) the paleoheadwaters of the ancestral, diamondiferous Mokelumne River.

Microprobe analyses on the green diopside minerals showed that many (approximately 15%) had a chrome and calcium ratio within the stability field of diamond occurrences world-wide. The downstream samples also showed appreciable olivines that continued to the head of the valley. Although olivine is not an "indicator mineral", it is present in significant amounts in both kimberlites and lamproite volcanics.

Based on the heavy mineral data, Silverstone staked a number of unpatented mining claims, the "Adrienne Claims", in 1994. Detailed sediment sampling of creeks and dry gulches draining the Adrienne Claims was undertaken in the summer of 1995 by Silverstone. Heavy mineral concentrates (total 18) contained the following suite of minerals: clinopyroxenes, diopside, olivine, amphiboles, chrome spinels, ilmenite, orthopyroxenes, aluminium spinels, and an assorted variety of garnets, zircons and other minerals. These minerals included conventional indicator minerals, chrome spinels and chromium diopside, as well as many other minerals. Plotting of the heavy mineral results, in conjunction with the geophysical data, helped select drill sites for the fall drilling of 1995.

In conjunction with the heavy mineral sediment sampling, Silverstone conducted a detailed ground magnetic survey over the northern Adrienne Claims. A north south trending magnetic anomalous zone, approximately 600 feet wide, was identified. Five separate magnetic anomaly zones of interest were outlined. The correlation of the magnetic data with the heavy mineral survey, field mapping, prospecting and drilling in this anomalous zone determined the source of the indicator minerals.

Upon the execution of the Diadem-Silverstone agreement on November 6, 1995, a budget and program of work was agreed upon for the Adrienne Claims. The time of the year restricted field activities to: (i) core drilling the initial geophysical targets, coincident with heavy mineral targets; (ii) commencing infill heavy mineral stream sediment sampling within the Area of Interest in the vicinity of the Adrienne Claims; and (iii) prospecting/geological mapping of the Area of Interest.

The heavy mineral sampling programme that proved successful in targeting the Adrienne Claims for core drilling and eventual discovery of diamondiferous breccia was extended to cover the Company's Area of Interest centred on these claims. All minor creeks and dry gulches were sampled, to the north of the Adrienne Claims.

A total of 50 sites were sampled prior to the arrival of the first snows. The samples were processed in the same way as described above. It became apparent during the sampling and the preliminary screening of the samples that indicator minerals used to locate the Adrienne Claims were present in the majority of the gulches/creeks to the north of the Adrienne Claims. The sediment sampling program continued until mid-December 1995. The last samples were processed by mid-February. Plotting of the indicator minerals resulted in the identification of other targets.

The intersection of diatreme breccia material with indicator minerals in the first drill hole and the discovery of abundant indicator minerals in sediments to the north of the Adrienne Claims resulted in a change in program. The area north of the Adrienne Claims was staked (the "Judy Claims"), resulting in the curtailment of the geological mapping and infill sampling. The arrival of winter snows in mid-December 1995 halted all field operations at Leek Springs.

Core drilling commenced in early November, 1995. By mid-December 1995 three drill holes (drill holes #1, 2 & 3) had commenced, but only the third had been completed. A total of 504.5 feet of core drilling was completed prior to the onset of winter. A small processing plant to treat the drill cuttings, cores and the heavy mineral sediment samples was erected close to Leek Springs. It was the intention of the Company to process the drill material to determine indicator mineral content and to check for microdiamonds, by preparing heavy mineral concentrations to reduce the volume of material for shipment to Canada for analysis. All drill cores and cuttings were crushed, screened, milled and concentrates collected. Small samples (2 to 3 ounces) of concentrates were taken for heavy mineral identification.

The 1995 drilling program confirmed the presence of diamondiferous breccias on the property at Leek Springs. This is the first known/confirmed diamond host rock in the history of California. A total of 234 diamond fragments were identified in the final caustic leach residues of samples from drill hole #1. Only one diamond fragment was recorded from drill hole #3. The diamonds are clear, white, angular fragments of different sizes, ranging from 0.06 mm to 0.68 mm and weighing from 3,616 to 216,972 octacarats. One octacarat equals one hundred-millionth of a carat.

In July 1996, the Company resumed drilling. A total of 42 rotary holes (8" in diameter) and 10 diamond drill holes (HQ size) were completed during the year. Cuttings from the rotary holes were screened to two (2) sizes and the undersized fraction was concentrated on a shaking table at Jackson, California.

Both sizes were sent to a processing plant in Colorado owned by BHP/DiaMet Minerals. This plant produced a concentrate and eliminated the -0.5 mm material. This process eliminated most of the micro diamonds assumed to be present, since they were considered economically unimportant. It also reduced the size of the bulk sample and resulted in reduced costs for the next stage, caustic dissolution of each metre sampled. The caustic dissolution was carried out by the Saskatchewan Research Council laboratories between January and June of 1997. The end result was that nine (9) holes of the 1996 drilling program contained diamonds. This is in addition to the two holes in 1995's program, making a total of 11 holes containing diamonds.

The drill program also outlined a huge 800-acre crater filled with volcanic breccia. During the drilling program, the results of a previous ground magnetometer survey were interpreted by Geophysicist, Dr. George Wahl who plotted three (3) large circular anomalies plus several smaller ones within the crater. It is significant that each of the 11 holes containing diamonds is located on or near the circular features, thus indicating the circular features to be the probable volcanic vents or pipes through which the explosions occurred and delivered the diamonds.

Work to-date does not allow the Company to calculate a resource potential or carat-weight-per-ton. However, it has established that the lamproite deposit covers a large area containing gem-quality diamonds. It remains to be determined where the concentration of diamonds in economic quantity exists on the property. To date, a total of 247 diamonds have been recovered ranging in size from 0.06mm to 0.68mm.

Current work is designed to discover additional vents or pipes on the 75% of the property still unexplored. A due diligence report by Dr. Mousseau Tremblay indicates that the volcanic breccia is an olivine lamproite. This is significant since the largest diamond mine in the world, the Argyle Mine in Australia, is from a lamproite deposit. On the basis that the diamond bearing pipes usually occur in clusters. Dr. Tremblay has recommended further exploration to discover additional pipes on the property. Following his recommendations, the Company is carrying out geological mapping and has commenced an airborne magnetometer survey to follow-up. After all anomalies are evaluated, the Company intends to resume drilling of the ones deemed to be most favourable to contain the largest diamonds. The ultimate purpose is to discover the pipe or pipes which were the source of the large (up to 2.65 carats) diamond found in the rivers below Leek Springs.

LA INDIA, NICARAGUA

Location
--------

Nicaragua is situated in the heart of Central America, and is its largest republic. The temperature in Nicaragua is relatively stable at approximately 25 degrees Celsius, with very little fluctuation. The average annual rainfall is approximately 170 centimetres, with a dry season between December and April. The La India gold deposits are located approximately 80 kilometres north of the capital city of Managua in the Santa Rosa municipality.

Nicaragua has excellent infrastructure, with easy access to major world markets via the international airport in Managua, numerous ports located along both coasts and an efficient road system that includes the Pan American Highway. As well, the telecommunications system has recently been extensively modernized throughout the country, with several international telecommunication companies now providing services in Nicaragua.


Mining Rights and Titles
------------------------

The La Mestiza property is held under an Exploitation Permit by Empresa Minera La Mestiza S.A. ("EMLM").The Company entered into an option agreement with Archon Prospecting Syndicate ("Archon") on December 10, 1996, to acquire up to a 68% interest in the 200 hectare gold property known as the Espinito-Mendoza concessions (hereinafter referred to as the "La Mestiza" property). Archon had acquired an interest in the La Mestiza property when it entered into an option agreement on November 28, 1996 with EMLM. The terms of the Company's agreement, as subsequently amended by amending letter agreement dated November 21, 1997 may be summarized as set out below. The Company was required to pay to Archon, by January 10, 1997, U.S.$50,000, in partial repayment of the approximately $300,000 Archon had spent on exploration activities on the property and deliver to Archon 100,000 shares of the capital of Diadem within 175 days of December 11, 1996. Diadem also assumed the responsibilities of Archon in its option agreement with EMLM, including a payment of U.S.$110,000 to EMLM in partial repayment of prior expenditures by EMLM on the concessions. Within 350 days from December 11, 1996, Diadem was required to pay Archon an additional U.S.$75,000 and deliver 200,000 common shares of Diadem. The Company has delivered the shares and has paid U.S.$5,000; the US$70,000 balance is to be paid on or before March 25, 1998. Within 500 days of December 11, 1996, Diadem will be expected to pay Archon an additional U.S.$100,000 and deliver, subject to regulatory approval, an additional 200,000 common shares of Diadem. Within 1,000 days of December 11, 1996, Diadem will be expected to pay Archon an additional U.S.$125,000 and deliver, subject to regulatory approval, an additional 200,000 common shares of Diadem. Further, Diadem will be required to fund all exploration and development expenditures through to the commencement of production of La Mestiza. This program is to be completed in five phases, with Diadem earning a 13.5% interest upon the completion of each of the phases, such that upon payment of the foregoing fees and shares and completion of the phases, Diadem shall have earned a 65.8% interest with 2.5% interest retained by Archon. Diadem shall have the option of increasing its interest to 68.25% by paying EMLM the sum of $200,000 within two (2) years after the date of commencement of commercial production.

Regional History
----------------

Nicaragua was a major gold producer in the 1800's and 1900's, beginning with the discovery of gold at La Libertad in central Nicaragua and Bonanza in the northeast in 1880. Gold mining reached its peak in the 1940's and 1950's, during which period Nicaragua ranked as the 14th largest gold producer in the world, with an average annual output of over 300,000 oz. Despite this history of production, it is believed that many of Nicaragua's known gold deposits remain relatively unexploited.

The La India District was first mined by Noranda Mines Inc. during the period of 1936-56, extracting approximately 800,000 metric tons of ore with an average yield of 9.5 grams of gold per metric ton of ore and 10 grams of silver per metric ton or ore.

In 1983, INMINE, the Nicaraguan Mining Institute, proposed an evaluation and exploration program of the La India district, that was conducted by Russian geologists from the Zarubezhgeologia organization. Their final report was presented in 1991 and their calculations revealed a proven, probable and possible reserve of 2.5 million tons with a probable average of 2.5 grams per ton from four veins: Espinito, Tatiana, Buenos Aires and Jicaro.

Exploration Results
-------------------

There is no record of past production on the La Mestiza concession; however, a program by Russian scientists working with the Nicaraguan government agency, INMINE, describes underground workings including exploration drifts and shallow shafts. These may have been excavated by Noranda in the 1940's in conjunction with their production facility six (6) kilometres to the south of La Mestiza. The INMINE group sampled these underground workings, drilled 31 diamond drill holes and dug surface trenches to explore five (5) of the veins on the property. Based on the results of the INMINE work, the Company's consultant has estimated proven reserves of 455,000 tonnes grading 9.23 gm/tonne, probable reserves of 1,449,000 tonnes of 8.21 gm/tonne and possible reserves of 2,600,500 tonnes of 10.90gm/tonne. This makes a total of 4,962,098 short tons averaging 0.29 ounces per ton containing 1,440,000 ounces of gold. Since the Company commenced exploration on the property, an additional seven veins have been identified with sample results varying from 5 gm/tonne to 19.50 gm/tonne.

The Company's consultant has assumed a mill throughput of a minimum of 500 tonnes per day and has estimated the mining and milling costs to be in the range of US$170.00 to US$200.00 per ounce. The consultant's report states that the Tatiana and Buenos Aires veins appear to be expanding in grade and thickness with depth and if the expansion holds true for other veins, a larger mill capacity will be warranted. The Company is driving a new adit to explore the Buenos Aires Nos. 1 and 2 veins and the Jicaro vein. In addition, the Espinito vein explored underground by the INMINE group, which established proven reserves of 175,500 tonnes of 7.48 gm/tonne for a length of 800 metres on three levels, is being opened up via an adit on one level. The Company intends to establish a pilot plant to treat bulk samples from the veins and to establish the metallurgical characteristics of the ore prior to installing a production plant.

Micon International Limited was retained by the Company to carry out a due diligence examination of the property. Micon concluded that La Mestiza has excellent potential for becoming a low cost (500-800 tpd) mine. Furthermore, the report concluded that there was potential for the outlining of further gold resources and discovery of new gold mineralization.

CANADA

PEKAN RIVER AND SARAH LAKE, QUEBEC

Location and Access
-------------------

The Pekan River Prospect is located in Courchesne Township, 50 kilometres south of the nearest town, Fermont, Quebec. The Sarah Lake Project is located in Desportes Township, 90 kilometres southeast of Fermont. Both properties are accessible by float-equipped or ski-equipped aircraft from Wabush, Labrador. There is limited road access along the lines supplying hydroelectric power to the areas. Fermont has rail access to the port of Port Cartier.

The Pekan River property was selected as one of the many untested gossans or showings of copper-nickel- copper mineralization in the area to the east or the south of the Labrador Trough. There are some similarities to the geology of the recent copper-nickel discovery at Voisey's Bay, Labrador. Both occurrences are in gneissic rocks of Archean age. Both occurrences have copper-nickel and cobalt mineralization, with negligible platinum and gold. Pekan River and Voisey's Bay sulfides both occur at the base of ultramafic rock, which are overlain by lighter coloured rocks. The two deposits differ in the Pekan River deposit is conformable with the overlying rock, while at Voisey's Bay, the nickel-bearing rocks cut across both the underlying and overlying rock units.

Mining Rights and Titles
------------------------

The Company currently holds an 80% interest in the subject claims.

By agreement dated July 21, 1995 as amended by letter agreements dated June 4, 1996, and July 31, 1996 between the Company and Beaver Syndicate ("Beaver"), Suite 360, 4100 Yonge Street, Toronto, Ontario, M2P 2B5, the Company agreed to purchase a majority interest in two Mineral Exploration Permits (the "Permits"). The first Permit, #1017, located in Courchesne Township, Quebec was designated the Pekan River Prospect. By letter agreement dated June 4, 1996, Beaver confirmed that they have staked another property, Permit #1106 located in Desportes Township, Quebec and known as the Sarah Lake Project (formerly referred to as Lac Edgar Project), and other than a fee of $5,000, no additional consideration was paid by the Company to include the additional permit in the July 21, 1995 agreement.

Pursuant to the July 21, 1995 agreement, as amended, the Company optioned a 51% interest in the Permits. To acquire the 51% interest, the Company was required, on or before May 30, 1996, to (i) pay to Beaver the sum of $9,200.00, representing Beaver's out-of-pocket expenses in prospecting and rental fee payments on the Permits (ii) deliver to Beaver $40,000.00 worth of the Company's common shares, and (iii) commit to complete one year's assessment work on the Permits. These conditions were fulfilled by the Company and by doing so, the Company secured an option to acquire a further 19% interest in the Permits. The Company has been advised by Beaver that the #1017 exploration permit is valid until May 23, 2000 and is in good standing until May, 1998 at which time renewal fees must be paid and suitable assessment work filed. Exploration permit 1106 is valid until October 25, 2000, provided the Company pays annual renewal fees and files assessment work within the time required.

The option to acquire a further 19% interest, increasing the Company's interest in the Permits to an aggregate of 70%, had to be exercised by the earlier of (i) October 31, 1996, and (ii) 30 days from receipt of Montreal Exchange approval to the issue and listing of the $60,000 worth of common shares in the capital of the Company. To exercise the option, the Company was required to (i) deliver to Beaver $60,000 worth of common shares in the capital of the Company; (ii) complete the first year's annual rental payments; and (iii) commit to complete a second year of assessment work on the properties. The shares were issued within the time required. Exercise of this option provided an option for the Company to acquire an additional 10% interest in the Permits.

To increase its interest by an additional 10%, bringing its aggregate position in the Permits to 80%, the Company was required, on or before May 30, 1997, to deliver to Beaver an additional $60,000 worth of common shares in the capital of the Company. The shares were issued within the time required. Exercise of this option provided an option for the Company to acquire an additional 10% interest in the Permits.

To increase its aggregate position in the Permits to 90%, the Company would be required, on or before May 30, 1998 to deliver to Beaver $60,000 worth of common shares in the capital of the Company. Beaver retains a one and one half percent net smelter return on the property.

Regional History
----------------

Copper and nickel were discovered on the Pekan River Property in 1952, as part of the exploration activity seeking the extension of the Wabush iron range. The claims were acquired by a junior exploration company, whose geologists carried out a detailed program of surface prospecting and trenching, a reconnaissance magnetometer survey, and surface mapping.

This program indicated sulfide mineralization in a hill of ultramafic rock near Pegma Lake overlain by unmineralized gabbro and gneiss, and traceable for 600 feet along strike. The lower contact of the ultramafic unit was not exposed. A series of 27 packsack drill holes was completed in an attempt to sample the base of the sill, considered to be favourable from the information from surface prospecting. Because of the attitude of the sill, dipping fairly steeply into the hill, only two of the 27 packsack holes succeeded in reaching their targets since target depth exceeded the 25 metre capacity of the drill.

In 1988, another junior mining company acquired rights over the property and carried out a reconnaissance sampling program over various sulfide occurrences in the district. Only the Pegma Lake copper-nickel occurrences and a nearby zinc occurrence showed any significant base metal values.

Regional Geology and Mineralization
-----------------------------------

The properties are included in the Grenville geological province of late Precambrian (Hadrynian) age. The most recent metamorphic event occurred around 900 million years ago. The Grenville Geological Province is a major sequence of highly metamorphosed rocks to the south and east of the Archean Keewatin Rocks, predominantly the Abitibi Belt of Quebec and Ontario. The contact, which is occasionally a fault between the Archean (2-3 to 3-5 million years) and the Grenville rocks is called the Grenville Front.

In the Fermont-Wabush region the Grenville Front is a metamorphic boundary, where the Early Proterozoic (1.5 million years) sediments are metamorphosed to schists, gneisses, and recrystallized iron formation (taconite). In the Grenville rocks of Quebec, ten nickel deposits have been identified, of which two have been in production. All ten are located in sills, with sulfide mineralization controlled by the mafic or ultramafic intrusives.

Bedrock in the immediate vicinity of the Pegma Lake Deposit is the highly metamorphosed equivalent of the sediments of the Ashuanipi formation consisting of high grade schists and gneisses, crystalline dolomite and minor recrystallized iron formation. These units are derived from the sandstones, shales, carbonates and iron formations which are the source of production at Schefferville, Labrador City, Wabush and Fermont.

The ultramafic sill at Pegma Lake is intruded along the contact at a garnet-quartz biotite gneiss below and a more aluminous graphite-bearing biotite gneiss above. Ultramafic rocks and the intruded gneisses dip moderately to the east. To the east, in the Sarah Lake area, the pervasive rock types are gneissic granite representing a higher degree of metamorphism and depth of burial.

In addition to the Pegma Lake and Sarah Lake ultramafic sills, Quebec M.E.R. Report No. ET9101 describes the location of ten other ultramafic bodies extending south from Pegma Lake. Sulfide mineralization including pyrrhotite, pyrite, chalcopyrite and pentlandite attains proportions of up to 10% at the Sarah Lake, Pegma Lake and Guillimin occurrences. The ultramafic massif at Sarah Lake is impoverished in sulfides in its southern (upper) part. At Pegma Lake the sulfides are richest in the lower portion. The lower contact at Sarah Lake is not exposed. All of these deposits are classified as "orthomagmatic". The term implies that the sulfides were precipitated at the same time as the crystallization of the rock-forming minerals. Such deposits are marked by disseminated "net-textured" sulfides in the upper part of the intrusive and frequently contain more massive sulfides at the base.

Exploration Results
-------------------

PEGMA LAKE SULFIDE DEPOSIT

At Pegma Lake, the ultramafic portion of the sill is up to 70 meters in true thickness, with the western and northwestern sectors removed by erosion. The geophysical survey over this area showed a strong magnetometer response from the ultramafic sill, extending for 4,1000 feet from a line 1,500 feet north to 2,600 feet south. The Company carried out a surface sampling program together with a review of available geological data. This sampling confirmed widespread mineralization at the base of an ultramafic sill. Based on this information, Diadem carried out magnetometer and electromagnetic surveys of part of the Pekan River property. In February, 1996 Diadem carried out a 3,000 metre diamond drilling program. This program consisted of 24 drill holes, including eight drill tests down dip from the original find. The other 16 holes tested various electromagnetic conductors in other parts of the survey area. In July, 1996, the Company announced that mobilization was underway to resume drilling of the copper-nickel deposit at Pekan River. After drilling resumed in July, 1996, 47 additional holes were drilled, resulting in a total of 71 holes drilled to date.

The assays returned from the drill holes can be separated into two zones, aggregating from 2.5 to 64 metres in thickness. The content of both copper and nickel increase as the lower content of the sill is approached. From the information generated, there appears to be an improvement in base metal grades and thickness of mineralization to the south and east. The holes, together with a coinciding magnetic anomaly, have confirmed a north-south strike length of at least 860 metres of an ultramafic sill. The sill outcrops on the property and continues with a flat dip for approximately 1.5 kilometres to the east. The intercepts of the mineralization in the drill holes indicates that the deposit increases in thickness to the south and the east, with a higher nickel content. The deposit is open for extension in both directions. Overall, approximately 2 million tons of copper-nickel-cobalt mineralization were indicated by drilling in 1996, which were calculated to contain 0.62% copper, 0.35% nickel and 0.03% cobalt.

Geopysical surveys have indicated additional targets on the property. Further drilling is required to bring this property to feasibility study stage. The Company intends to joint venture the property to finance the next stage of exploration and development.

The later drilling also outlined a zinc prospect, situated at three kilometres north of the copper-nickel deposit. Mineralization was encountered in each of 13 drill holes put down to-date in the area roughly 250 metres by 100 metres in size with values of 3% to 4% zinc over 2 to 10 metres in nine holes, and up to 9.4% zinc over 1 metre.

The zinc mineralization occurs within a series of marble units. The mineralization has been traced on surface for 800 metres by drilling to a depth of 250 metres. However a recent geochemical survey by Diadem indicated mineralization may continue for 6 km north of the drilled area. A joint venture partner is being sought to further develop this deposit.

THE SARAH LAKE PERIDOTITE

The Sarah Lake Permit, 5,200 hectares, is situated 7 km south-east of the Pekan River permit, and was staked by the Beaver Syndicate on behalf of Diadem because of an ultramafic sill similar to the one at Pekan River. Surface samples analysed up to 2.15% copper, 0.3% nickel, 0.61 gm/tonne gold, 0.64 gm/tonne platinum and 0.60gm/tonne palladium. Twelve short holes confirm an average metal content of 0.35% copper, 0.03% nickel and 0.30gm/tonne of gold, equivalent over an area of 1,000 metres by 400 metres. The most encouraging hole was No. 8, which intersected 10.2 metres averaging 0.75% copper, 0.12% nickel and 0.35 gm/tonne of gold, platinum and palladium. The sill has not been explored at depth and future work has been recommended to test the base of the sill where the metal values are normally the highest in ultramafic sills. A joint venture partner is being sought to further develop this deposit.

MERCURY, QUEBEC

Location and Access
-------------------

The property covers an area of 11,500 hectares in northern Quebec, near the Labrador border. The property covers seven peridotite intrusives, and four have been found to contain measurable nickel-iron sulfides traceable for up to eight kilometres.

Mining Rights and Titles
------------------------

The Company currently holds an 80% interest in this property as described below.

The Company entered into a letter agreement with Trinity Syndicate ("Trinity") on July 21, 1995, subsequently amended by letter agreement dated July 31, 1996, whereby the Company agreed to acquire a majority interest (51%) in Quebec Mineral Exploration Permit (the "Permit") #991. To acquire this interest, the Company was required to pay to Trinity the sum of $16,300 to cover Trinity's out-of-pocket expenses, deliver $40,000 of common shares in the capital of the Company and commit to complete one year's worth of assessment work. The Company completed the delivery of an aggregate of 80,000 common shares of the Company on January 29, 1996, at a price of $0.50 per share. Exercise of this option secured an option for the Company to earn a further 19% interest in the Permit. Trinity has advised the Company that the Permit is valid to May 11, 2000 and the property is in good standing until May, 1998, at which time additional renewal fees will be payable and assessment work would need to be filed, and annually thereafter.

The option to earn a further 19% in the Permit, bringing the Company's aggregate interest to 70% was exercised by (i) delivering to Trinity $80,000 worth of common shares of the Company, (ii) completing the first year's annual rentals on the property and (iii) committing to complete a second year of assessment work. Exercise of this option also secured an option for the Company to acquire a further 10% interest in the Permit.

To acquire an additional 10% interest in the Permit, the Company was required, on or before May 16, 1997 to deliver to Trinity $80,000 worth of common shares in the capital of the Company. This was completed and secured an option for the Company to acquire a final 10% interest in the property.

To bring its aggregate interest in the Permit to 90%, the Company will be required, on or before May 16, 1998 to deliver to Trinity $80,000 of common shares in the capital of the Company. Trinity also retains a one and one-half percent net smelter return on the property.

Exploration Results
-------------------

The property was optioned on the basis of seven known peridotite intrusive bodies and on the border of one of these was found a boulder containing massive sulphides assaying 0.5% copper, 0.3% nickel and 0.1% cobalt.

During the summer of 1997, the Company carried out magnetic and electromagnetic surveys. Prior to winter shut-down, one hole was drilled in each of three coincident electromagnetic/magnetic anomalies. The results are pending.

LAC DE GRAS AREA, NORTHWEST TERRITORIES

This property is located 300 kilometres by ski-equipped aircraft from the city of Yellowknife, the capital of the Northwest Territories. There are no roads to the property, but winter road access via Artillery Lake, 35 kilometres south of Fletcher Lake is feasible. The climate is subarctic, with winter conditions affecting field work from October to June.

Mining Rights and Titles
------------------------

Pursuant to an agreement dated April 21, 1993, the Company initially acquired an option to secure a 60% interest in the property from Noront Resources Limited, 11th Floor, 365 Bay Street, Toronto, Ontario, M5H 2V1 ("Noront"). The agreement, as subsequently amended, provided that in order to exercise this option the Company would be required to:

(a) Issue 100,000 common shares of its capital stock to Noront following the signing of the agreement; these shares were issued on December 22, 1993;

(b) Issue a further 100,000 common shares of its capital stock to Noront prior to April 21, 1995; and

(c)   Complete $1,000,000 in work prior to February 12, 1999.

The original staker of the property, Northern Geophysics Ltd., Box 2045 Yellowknife, Northwest Territories, retained a royalty of 3% on any diamond production and a 1-1/2% net smelter royalty on any base metal or gold production.

On February 12, 1994, the Company and Noront entered into an agreement with Pure Gold Resources Inc. ("Pure Gold"), which was amended by an agreement dated with effect June 7, 1994, (the "Pure Gold Agreement") pursuant to which Pure Gold agreed to purchase a 40% undivided interest in the Fletcher Lake property pro rata from each of the Company and Noront by issuing 100,000 common shares of its capital (60,000 to the Company), incurring $500,000 of expenditures on the property prior to February 12, 1996 and maintaining the property in good standing to March 15, 1996. As a consequence, the Company had no financial obligations with respect to the property until the completion of Pure Gold's work. Pure Gold failed to complete the work, with the result that several of the claims were forfeited. In order to mitigate damages, Pure Gold offered to re-stake some of the lost claim, and this resulted in the re-acquisition of certain of the claims. The Company and Noront are attempting to reach an accommodation with Pure Gold concerning its breach, and in the interim, the Company and Noront have agreed between themselves that the Company will complete a magnetic survey of the area in an attempt to locate drilling targets which was completed in June, 1996. The Company is currently interpreting the results of the survey. By agreement dated July 31, 1996, Noront and the Company agreed that the Company may earn a 60% interest in the claims maintained and in additional staked claims by spending an aggregate of $250,000 of additional expenditure on or before March 15, 1999.

This property has a potential for diamond-bearing kimberlite pipes. It is located near Fletcher Lake, adjacent to Mountain Province Mining Inc.'s announced diamond discovery. Reconnaissance sampling of soil for heavy minerals reported the presence of kimberlite indicator minerals. Diadem contracted an airborne magnetometer survey in June 1996 to identify the kimberlite sources of the indicator minerals. Possible sources up-ice from the indicator minerals have been identified. Follow-up soil sampling and mapping is recommended to confirm whether these magnetic anomalies are due to kimberlite.

MINERAL RESOURCE EXPLORATION AND DEVELOPMENT IN INDONESIA

Geography
---------

Indonesia is the world's largest archipelago, with over 13,000 islands covering an area of over 5,000 kilometres, located along the equator. The land area of Indonesia is approximately 1.2 million square kilometres. The five largest islands are Sumatra, Java, Kalimantan (formerly Borneo), Sulawesi and Irian Jaya. Kalimantan is in the central part of Indonesia, and is the third largest island in the world. With over 4,400 volcanoes, including active, dormant and extinct, Indonesia is the most volcanic country in the world. The population of Indonesia is estimated at approximately 180 million people, making it the fourth most populous country in the world.

Mining History in Indonesia
---------------------------

Indonesia was a Dutch colony from the turn of the 16th century until Japanese occupation in World War II. The present-day mining industry started with Dutch exploration and development in the mid-19th century. Following World War II, when Indonesia declared itself independent, all mining activities were carried out by government-owned companies. Foreign companies were not allowed in until 1967, when revisions to the mining laws were enacted.

Under the Indonesian Constitution of 1945, the Government of Indonesia has sovereignty over all natural resources. The Mining Law and Foreign Investment Law of 1967 allowed foreign companies into Indonesia to commence mining activities in two ways, through a Contract of Work ("COW") or through a Kuasa Pertambangan mining authorization ("KP").

KPs and COWs
------------

KPs

A KP is the principal mining right that is available to Indonesian miners. In fact, KPs can only be held by Indonesian citizens or Indonesian owned companies or partnerships, the only way a foreign company can participate in a KP is through a contract with the Indonesian owner. There are various levels of KPs, and the appropriate KP depends on the stage of development of the area covered. As work in an area progresses, a KP holder must apply for the next level of KP. The first level KP is the "General Survey", which is valid for a period of one year, with a one year extension available; The "Exploration" KP has a period of three years, with a one year extension; The "Exploitation" and "Processing and Refining" KPs are each valid for 30 years, with consecutive 10 year extension available; "Transportation" and "Sales" are both for 10 year periods with five year extensions available. As the level of KP progresses, the maximum area per KP and per KP holder decreases. The Director General of General Mining (the "Director General") has the discretion to grant General Survey and exploration KPs covering an area greater than the respective areas stated above, in consideration of technical and economic factors.

The formal procedure is for the KP holder to obtain approval from the Minister of Mines and Energy, through the Director General regarding co-operative arrangements with a foreign investor, although practically, this requirement is applied only where there is a proposed direct investment by the formation of a PMA company (see below) for the purpose of entering into a Contract of Work relating to the KP area. It should be noted that a KP holder has rights to carry out activities specified by the KP, but does not have title to the land, which remains with the State, or private owner, as the case may be.

An applicant for the General Survey KP or an Exploration KP must pay a seriousness bond of US$5 per hectare. If the area of the KP exceeds the maximum area allowed, the cost of the bond increases to US$10 per hectare.

COWs

The COW facility has been in use since 1967, when Freeport McMoran Copper & Gold Inc. began development of the Grasberg/Erstberg copper-gold deposit in Irian Jaya. This was a "first generation" COW, and the system has been progressively refined, with each set of amendments being incorporated into successive "generations" of COWs to reflect such things as changes in taxation, security deposits, minimum expenditure requirements, changes in socio-economic benefits, environmental concerns. The current COW applications (those submitted after January, 1996) are for seventh generation agreements.

Foreign mining tenure in Indonesia can only be held through a COW. COWs are agreements with the Indonesian government, pertaining to a particular project or area of land, covering all aspects of a project, from exploration through development and production. The maximum area for a COW is 250,000 hectares, but there is discretion to grant a COW that covers a larger area. A COW is formally granted by the President of Indonesia, after negotiation with the appropriate government agency, depending on the type of minerals being sought. A COW will only be granted over areas with pre-existing KP's if the owner of the KP consents to its incorporation in the COW. This usually involves the KP owner becoming a minority shareholder in the PMA company (see below) established to enter into the COW.

A COW is held by an Indonesian domiciled company, known as a Penanaman Model Asing company ("PMA"), which is a foreign investment company established to enter into a COW and to undertake the exploration and mining activities on behalf of participating interests. The COW applicants must form a PMA company to enter into a COW, which is executed by the PMA and not the applicant, who is not a party to the COW. The PMA is classified as a "Perseroan Terbates" ("PT"), which is largely equivalent to a Canadian limited liability company. Most PMAs involve direct equity investment by the foreign party in joint venture with a minority Indonesian partner. Under first to fifth generation COWs, the maximum foreign shareholding in a PMA was limited to 90% of the paid-up capital and the foreign partner was obliged to provide the Indonesian partner with the opportunity to increase its shareholding to more than 50% between the years 5 to 15 of the contract. Sixth and seventh generation COWs permit 100% foreign ownership with no obligation to provide an Indonesian partner with increasing partnership.

A PMA can only enter into one COW and, as a contractor to the Indonesian government, is responsible in the contract area for exploration, mine construction, mine production and marketing and sales of product. The PMA is responsible for the management of the operation, is entitled to all profits derived from the operation and also bears the risk associated with such operation.

COWs are divided into five separate stages, which are listed below. Each stage has a specific initial period, and each initial is usually eligible for extension upon application by the PMA. The PMA must commence the general survey period within six months of the execution of the COW. Further, the PMA is obligated to relinquish a certain portion of the original area covered by the COW at the conclusion of each stage.

--------------------------------------------------------------------------------
STAGE              INITIAL PERIOD (+                CUMULATIVE PERCENTAGE
                   EXTENSIONS YEARS)                OF ORIGINAL AREA TO BE
                                                    RELINQUISHED %
--------------------------------------------------------------------------------
                         1
General Survey     1 (+1)                           25
--------------------------------------------------------------------------------
Exploration        2 (+1+1)                         50, by the end of yr. 2
--------------------------------------------------------------------------------
Feasibility Study  2 (+1+1)                         75, with remaining area not
                                                    more than 62,5000 hectares
--------------------------------------------------------------------------------
Construction       Schedule to be approved by the   Mining Area identified in
                   Ministry of Mines and Energy     feasibility report to be
                                                    approved by the Minister.
--------------------------------------------------------------------------------
                     2
Operating          30                                         ----
--------------------------------------------------------------------------------

1 Generally, any unexpired period relating to a SIPP may be added to the general survey period

2 Seventh generation draft COWs require the operating period to begin within seven years of the beginning of the general survey period.

At the end of the contract, the PMA has the right to apply for an extension, which may be on different terms. The government guarantees sole rights to access to minerals in the COW area and is responsible for assisting with the acquisition of land required for development, and will resettle affected residents if required, with compensation paid by the PMA. The PMA is subject to minimum expenditure requirements during the general survey and exploration periods, and must complete approved budgets and pay rental fees on the area under the COW throughout the term of the agreement. When a COW reaches the production stage, a monthly royalty is payable to the Indonesian Government.

Obtaining a COW is a several step process. The first step is to file an application with the Director General. A "seriousness" bond, which is refundable within six months after receipt of the application, of US$5 per hectare of area applied for must be deposited at the time of application. If the COW applied for exceeds the maximum area prescribed above, the cost of the bond increases to US$10 per hectare for the area in excess. If the ground is available and the Director General has no objection, he will issue a document approving the COW "in principle", which represents a preliminary title to the COW.

After an approval "in principal" has been granted by the Director General, the applicant may apply for a SIPP, to begin preliminary survey activities pending the processing of the application (see below). Also after the Director General has given his approval "in principle", the Mines Department will give the applicant a draft COW, and the parties negotiate the terms of it. When both parties are satisfied, representatives from the applicant and the Mines Department initial the draft COW.

The final step is the approval of the COW by the Indonesian Government, particularly the Parliament, the Foreign Investment Co-ordinating Board and the President. The Minister of Mines and Energy is then authorized by the President to sign the COW on behalf of the Government of Indonesia.

There is currently a six to twelve month wait to have COW applications processed. Companies are able to commence exploration activities during this application period only by applying for a Preliminary Survey Permit ("SIPP") and posting the seriousness bond required at the time the application for the COW is posting the seriousness bond required at the time the application for the COW is lodged, which replaces the former performance bond of U.S. $100,000.00 per COW application and U.S. $0.25 per hectare. No mining is permitted under a SIPP, but the applicant may conduct geological, geochemical and geophysical investigations in the area reserved for the COW.

The grant of a SIPP is not a guarantee that COW will be granted, but the Mines Department will not issue other mining rights relating to areas covered by the SIPP. A SIPP is valid for one year, but may be extended on application to the Director General. The period of extension is included as part of the general survey period under a subsequently granted COW. The SIPP holder must submit a complete report of its activities under the SIPP following expiry of the SIPP. Any expenditure incurred by the SIPP holder can be amortized and taken into account when determining compliance with the minimum expenditure requirements of any subsequently granted COW.

BELITUNG ISLAND, INDONESIA

LOCATION AND ACCESS

Belitung Island is located between Sumatra and Kalimantan, 400 kilometers north of Jakarta. It is the most southerly of the 1,000 kilometer string of "Tin Islands". The Kelapa Kampit Mining camp is located via paved road 60 kilometers northeast of the capital city of Tannung Panda, and the airport there offers daily air service to Jakarta. The Kelapa Kampit townsite is owned by PT Gunung Ki-Kara Mining ("GKM") and includes 50 houses and offices, change houses, laboratory. and guest house. The property is located 32 kilometers northwest of the Port of Manggar, which is capable of handling 1,250 tonne cargos. There is a reasonable road network and a reservoir that supplies process water and water for domestic use. The climate is moderate and tropical, with an annual precipitation of 250 cm.

Mining Rights and Titles
------------------------

By agreement dated September 30, 1995 between the Company and GKM, the Company and GKM agreed to form a joint venture to develop base metal deposits and tin deposits on Belitung Island. The property which is the subject of the agreement contains one of the most important known primary tin deposits in the southeast Asian tin belt. Pursuant to this agreement, the Company acquired the rights to earn a 90% interest in the property for an expenditure of $1,000,00 U.S. over two years and payment of 100,000 common shares in the capital of the Company. By agreement made with Bresea Resources Ltd. ("Bresea") on February 6, 1996, the Company agreed to include Bresea in the joint venture and transfer to Bresea a right to acquire a 60% working interest in the property, with the Company retaining a right to acquire a 30% working interest in the property. Bresea was required to pay the first $100,000 U.S. of exploration expenditures on the property.

From the work conducted to-date, Diadem has earned a 30% interest in this zinc-lead-silver and tin property. The property was mined as a tin deposit by Billiton Mining from 1905 until the war interrupted production in 1941. After the COW system of permits was instituted by the government, BHP Minerals ("BHP") acquired a second generation COW to mine tin in 1972. Its work led to the identification of a zinc-lead-silver zone in three sedimentary beds parallel to the tin bed. Although not explored for base metals, these beds were intersected by drill holes and adits from surface. As a result of this exploration and a subsequent geochemical survey, these beds were traced for a strike length of 7.5 kilometres. Tin mining ceased when the price of tin collapsed in the mid-1980's and the C.O.W. reverted to the Indonesian partner, P.T. Gunung Ki-Kara Mining ("GKM").

Over US$2 million has been spent since mid 1996 by the joint venture partners. A due diligence report by the Company's consultant summarized the results as 13,000,000 tonnes of indicated and inferred resources within a 1.5 kilometre section of 7.5 kilometre indicated strike length averaging 8.5% zinc, 4.25% lead and 2.00 ozs. silver per tonne.

Bresea was notified by the Indonesian govrenment in May, 1997 that all mineral exploration activities of Bre- X Minerals Ltd. and its affiliated companies had been suspended. Bresea is an affiliated company of Bre-X, owning more than 20% of its issued common shares. As a consequence, Bresea has advised the Company of its intention to divest itself of its interests in the joint venture. The Company is currently looking for a joint venture partner to replace Bresea on this project and the Company does not intend to allocate any exploration funding for this project until a new joint venture relationship is formed.

The Company also formed joint ventures with Bresea to obtain 7th Generation COWS on two other properties on Belitung Island. Tikus is a tin plus lead zinc and copper prospect, while Lilangan is a gold prospect. The applications for the COWs have not yet been approved by the Indonesian government. The Company is currently looking for a joint venture partner(s) to replace Bresea on these projects as well and the Company does not intend to allocate any exploration funding for these projects until new joint venture relationships are formed for each.

INTERESTS IN WASECO RESOURCES INC.

In September 1995, Diadem acquired an option to acquire up to 60% of the shares of P.T. Ashton Mercu Buana Mining ("AMBM"), an Indonesian company with a 4th generation COW covering the Tewah alluvial deposit in Kalimantan.

This deposit was drilled in the late 1980's by a joint venture between Ashton Mining and AMBM. A resource of 450 million cu. metres of river and terrace gravels containing 2.8 million ounces of gold was established.
Ashton subsequently withdrew.

The aagreement between the Company and AMBM provided that the Company could earn its 60% interest in the shares of AMBM by completing a bankable feasibility study. An option of this interest was transferred to Waseco in exchange for up to 7,000,000 common shares of Waseco.

Waseco began its work by completing due diligence drilling of the Kahayan River with lines of holes drilled between the lines of the previous joint venture. The feasibility study, conducted by alluvial consultants Alcon Ltd., Thailand, was completed in October 1997 and approximately U.S.$1,400,000 was spent by Waseco. The study has confirmed proven, probable and possible reserves of 150,893,000 cu. metres of gravel in the river and associated meanders averaging 0.154 gm/cu. metre containing over 700,000 ounces of gold mineable by a dredge at an average cost of U.S.$158 per ounce.

It is recommended that initially a dredge capable of treating 5.5 million cu. metres per year be installed to commence production immediately at a capital cost of U.S.$14million. Subsequently, in year two, a second dredge of similar size should be installed, thus producing 60,000 ounces of gold per year from the two dredges. During year two a feasibility study is expected to be completed on the terrace gravel deposit.

The initial agreement with Waseco also provided that the Company would assist Waseco in acquiring mineral resource properties of merit in Indonesia on a right of first refusal basis, with the exception of the Company's Belitung Island interests. Three properties were subsequently acquired by Waseco in this fashion. All are hard rock gold prospects, with one located on the Island of Kalimantan, while the other two are located on the Island of Java.

To-date, the Company has received 5,000,000 shares of Waseco and is scheduled to receive 2,000,000 more for the completion of the Tewah alluvial feasibility study. The Company has filed a notice of its intention to dispose of up to 1,000,000 of its Waseco shares in private and open market transactions with third parties. The proceeds of sale are to be loaned to Waseco on a short term basis to finance payables relating to the completion of the feasibilty study and for working capital purposes. Repayment is to be made with funds to be received by Waseco in the form of refundable security bond deposits previously lodged with the Indonesian government. Assuming the successful completion of this sale and the issuance to the Company of the 2,000,000 common shares in fulfilment of the previous agreement, Diadem will hold 6,000,000 common shares, representing approximately 40.3% of the issued shares of Waseco on a non-diluted basis.

Under the initial agreement with Waseco, the Company was entitled to nominate two individuals for membership on the Waseco Board. Mr. A.C.A. Howe became the President and a director of Waseco on May 8, 1996 and on the same date, Mr. Derek Bartlett, a director of the Company and Mr. Michael Bird became directors of Waseco. Mr. Bird also became an officer of the Company on May 17, 1996. The Waseco board of directors currently has six members, three of whom are directors and officers of the Company.

ITEM 3. LEGAL PROCEEDINGS.

The Company is not involved in nor is aware of any litigation or impending litigation.

ITEM 4.     CONTROL OF REGISTRANT.

      (a) Not applicable.

      (b) The following table lists, as at December 10, 1997, the beneficial share holdings in the Company of all persons or companies who are known to the Company that beneficially own, directly or indirectly, ten percent or more of the issued and outstanding common shares, and the directors and officers of the Company as a group:

                               (2)
     (1)              Identity of Person            (3)              (4)
Title of Class              or Group            Amount owned   Percent of class
--------------        --------------------      ------------   ----------------

Common Shares         Directors and Senior
                      Officers as a group         1,851,651          7.7%
                      (ten persons)

(1) Total does not include common shares issuable upon exercise of incentive stock options granted by the Company.

(c) None.

ITEM 5.     NATURE OF TRADING MARKET.

The Company was listed on the Montreal Exchange on March 24, 1995. The closing price range and trading volume of the Company's common shares on the Montreal Exchange during the periods indicated are as follows:

                                               CLOSING PRICE
                                               -------------
         PERIOD (CALENDAR YEAR)              HIGH         LOW           VOLUME
         ----------------------              ----         ---           ------
         March 24-31, 1995                  $0.60         $0.40          347,800
         2nd Quarter, 1995                   0.71          0.47        2,020,074
         3rd Quarter, 1995                   1.81          0.42        6,076,227
         4th Quarter, 1995                   3.25          0.75       12,478,847
         1st Quarter, 1996                   2.90          1.15       11,614,502
         2nd Quarter, 1996                   8.25          2.75       17,634,839
         3rd Quarter, 1996                   8.60          5.15        9,562,263
         4th Quarter, 1996                   8.30          4.70        6,071,083
         1st Quarter, 1997                   5.85          2.85        8,299,445
         2nd Quarter, 1997                   3.15          1.00        8,590,404
         3rd Quarter, 1997                   1.45          0.90        2,879,179
         October, 1997                       1.19          0.80          574,492
         November, 1997                      0.79          0.40        1,561,454
         December, 1997 (to December 10 )    0.51          0.30          403,901


ITEM 6.     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import/export of capital affecting the remittance of interest, dividends or other payments to non-residential holders of the Company's shares. Any such remittances to United States residents, however, are subject to a 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See Item 7, "Taxation".

Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada, the Province of Ontario or in the charter or any other constituent documents of the Company on the right of foreigners to hold and/or vote the shares of the Company.

The Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with Investment Canada, the federal agency created by the Act.

As a result of the Canada-U.S. Free Trade Agreement, the Act was amended in January 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business.

A Canadian business is defined in the Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

An American, as defined in the Act, includes: an individual who is an American national or a lawful permanent resident of the United States; a government or government agency of the United States; an American-controlled entity, corporation or limited partnership or trust which is not controlled in fact through ownership of its voting interests of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians or Americans.

The following  investments by a non-Canadian are subject to review by Investment
Canada:

      (a) all direct acquisitions of control of Canadian businesses with assets of $5 million or more;


      (b) all indirect acquisitions of control of Canadian businesses with assets of $50 million or more if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

      (c) all indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

Review by Investment Canada is required when investments by Americans exceed $150 million for direct acquisitions of control. For the purposes of the Act, direct acquisition of control means:

            a purchase of the voting interest on a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business; and

indirect acquisition of control means:

            a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust carrying on a Canadian business in Canada.

The acquisition of certain Canadian businesses is excluded from the higher thresholds set out for Americans. These excluded businesses include oil, gas, uranium, financial services (except insurance); transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibitions of film or video recordings or audio or video music recordings).

Direct or indirect acquisitions of control of these excluded businesses are reviewable at the $5 and $50 million thresholds.

A non-Canadian shall not implement an investment reviewable under the Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the business that is the subject of the investment.

A non-Canadian or American making the following investments:

      (i)   an investment to establish a new Canadian business; and

      (ii) an investment to acquire control of a Canadian business which investment is not subject to review under the Act

must  notify  Investment   Canada,   within  prescribed  time  limits,  of  such
investments.

ITEM 7. TAXATION.

Management of the Company considers that the following discussion respecting taxation fairly describes the principal and material Canadian federal income tax consequences applicable to shareholders of the Company who are residents of the United States and are not residents of Canada and do not hold, and are deemed not to hold, shares of the Company in connection with carrying on a business in Canada (a "non-resident").

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduced to 15% the withholdings tax on the gross amount of dividends paid to residents of the United States. A further 9 % reduction in 1996, and a 10% reduction in 1997 and thereafter in the withholding tax rates on the gross amount of dividends is applicable when a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

A non-resident who holds shares of the Company as capital property will not subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada), and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if, at any time during the five year period immediately preceding a disposition by the non-resident of such shares (a) not less than 25% of the issued shares of any class of the Company belonged to the non-resident, (b) the person with whom the non-resident deal did not deal at arm's length, or (c) the non-resident and any person with whom the non-resident did not deal at arm's length.

Certain United States Federal Income Tax Consequences
-----------------------------------------------------

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulation, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. Holders
------------

As used herein, a "U.S. Holder" includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law; such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who holds their stock as ordinary assets and not as capital assets.

Distributions on Shares of the Company
--------------------------------------

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that he Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United Sates Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital upon to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for net capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Foreign Tax Credit
------------------

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to ether a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of the Company
------------------------------------

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares of the Company. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

ITEM 8.           SELECTED FINANCIAL DATA.

                                     SELECTED FINANCIAL INFORMATION

      The following table sets forth selected historical  information  concerning the Company presented in accordance with CDN GAAP and is qualified by reference to the consolidated  financial statements and notes thereto. See "Financial Statements."


                              As at          As at          As at          As at          As at
                              May 31, 1997   May 31, 1996   May 31, 1995   May 31, 1994   May 31, 1993
                              or the         or the         or the         or the         or the
                              Year then      Year then      Year then      Year then      Year then
                              Ended          Ended          Ended          Ended          Ended

                       [Canadian Dollars and Share Numbers in Thousands except per share amounts ]
                  -------------------------------------------------------------------------------------
Working Capital              $1,706         $2,616         $1,249           $(60)           $45

Cash and Term Deposits        1,647          2,863          1,264             34            116

Mineral Properties           12,053          3,172            507             82             15

Share Capital                17,142          8,001          3,563          1,227          1,154

Deficit                      (3,257)        (1,810)        (1,755)        (1,193)        (1,079)

Net Loss for the Year          (800)           (42)         (160)           (114)           (41)

Interest Income                 188             55            16              -               1

Administrative Expenses         785            270           122             101             44

Property Write Downs            238             35            58              23             -

Gain on Marketable
Securities and Investments        8            208             4               9             (4)

Net Loss per Share           ($0.03)        ($0.01)       ($0.03)         ($0.02)        ($0.01)

Shares Outstanding           23,844         21,916        12,400           4,654          4,573

Fully Diluted Shares
Outstanding                  26,389         23,391        21,022           4,894          4,906

Total Assets                 14,702          6,423         1,927             194            173



      The following table sets forth selected historical  information  concerning the Company presented in accordance with U.S. GAAP and is qualified by reference to the consolidated financial statements and notes thereto. See "Financial Statements".









                              As at          As at          As at          As at          As at
                              May 31, 1997   May 31, 1996   May 31, 1995   May 31, 1994   May 31, 1993
                              or the         or the         or the         or the         or the
                              Year then      Year then      Year then      Year then      Year then
                              Ended          Ended          Ended          Ended          Ended

                       [Canadian Dollars and Share Numbers in Thousands except per share amounts ]
                  -------------------------------------------------------------------------------------

Working Capital              $1,103         $8,075         $1,249           $(60)           $45

Cash and Term Deposits        1,647          8,161          1,264             34            116

Mineral Properties           12,053          3,172            507             82             15

Share Capital                16,010         12,654          3,090          1,157          1,083

Deficit                      (1,156)          (356)          (314)          (154)           (40)

Net Loss for the Year          (800)           (42)          (160)          (114)           (41)

Interest Income                 188             54             13             -               1

Administrative Expenses         785            270            122            101             44

Property Write Downs            238             35             58             23             -

Gain on Marketable
Securities and Investments        8            208              4              9             (4)

Net Loss per Share           ($0.03)        ($0.01)         ($0.02)       ($0.02)         (0.01)

Shares Outstanding           23,844         22,916          12,400         4,654          4,573

Fully Diluted Shares
Outstanding                  26,389         24,941          21,022         4,894          4,906

Total Assets                 14,745         11,876           1,942           199            182


EXCHANGE RATES

         The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.


                                    Year Ended May 31
--------------------------------------------------------------------------------
                          1997       1996        1995          1994        1993
--------------------------------------------------------------------------------
End of Period            .7247      .7297       .7300         .7223       .7870
--------------------------------------------------------------------------------
Average for Period       .7326      .7345       .7255         .7482       .8031
--------------------------------------------------------------------------------
High for Period          .7513      .7527       .7457         .7865       .8452
--------------------------------------------------------------------------------
Low for Period           .7151      .7224       .7023         .7166       .7761
--------------------------------------------------------------------------------

On May 30, 1997, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $0.7247 (US$1.00 = CDN$1.3798). As of December 11, 1997, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $0.7022 (US$1.00 = CDN$1.4241)

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

MANAGEMENT DISCUSSION OF RESULTS

This discussion and analysis of the operating results and the financial position of the Company should be read in conjunction with the financial statements and the notes thereto forming a part of this Annual Report.

OPERATING RESULTS

The Company has incurred operating losses during the three year period ended May 31, 1997 as there have been no sources of operating revenue during this period. The loss during the most recent fiscal year was much higher than experienced in the past as operating activities were at their highest levels.

Operating expenses during the current year were approximately $1,022,000 which represents a significant increase over the prior year's operating expenses of approximately $305,000 and the fiscal 1995 operating expenses of approximately $177,000. Included in operating expenses are costs associated with various properties which are written off with the termination of mining interests. During the current year the Company wrote off its interest in the Dihourse Permit property in Quebec and the Kalimantan Island properties in Indonesia. This resulted in the write-off of approximately $238,000 in acquisition and deferred development expenses.

Other significant expenses during the current year were shareholder relations costs of approximately $275,000 and legal, audit and accounting fees of approximately $218,000. Shareholder relations costs increased from prior years as the Company increased its efforts in this area. In addition this expense will naturally increase as the number of shareholders and the volume of trading activity increases. Shareholder relations expenses included the publication of the annual report, the employment of a investor relations firm, transfer agent fees, annual listing fees, press release expenses, and the expenses related to the qualification of the Company with the Securities and Exchange Commission to facilitate a listing in the United States. Legal, audit and accounting expenses increased due to the increased complexity of the Company's business activities and the expenses related to qualifying the Company through the Securities and Exchange Commission in the United States for share listing. Capital taxes of approximately $43,000 were incurred for the first time this year due to the fact that the shareholder's equity has reached a level where it is now subject to a capital tax levied by the Province of Ontario.

Offsetting the operating expenses during the current year was interest and investment income of approximately $196,000 and foreign exchange income of approximately $27,000. The investment income arose primarily from the interest earned on term deposits derived from funds raised from the public offering during the current year. The foreign exchange gain resulted from U.S. term deposits and cash on hand as the U.S. dollar gained in value relative to the Canadian dollar.

The net loss for the current year was approximately $800,000 or $0.03 per share.

LIQUIDITY AND CAPITAL RESOURCES

During the current year the Company completed a public offering for the sale of common shares with net proceeds of approximately $5.1 million. In addition the Company raised $147,200 through the exercising of share options. At the beginning of the fiscal year the Company had approximately $2,863,000 on deposit. These funds together with the funds raised during the year were used primarily to fund property acquisitions in the amount of approximately $478,000 and exploration activities in the amount of approximately $5,376,000.

In addition the Company issued $3,244,000 of shares for the acquisition of mining properties. The Company purchased approximately $378,000 in fixed assets consisting for the most part of exploration equipment and vehicles for the Nicaraguan operations. As part of its acquisition of the Nicaraguan property the Company was required to loan U.S.$4,240,000 to the existing owner of the property, of which U.S.$120,000 was subsequent to year-end. The U.S.$110,000 payment due by Diadem to the co-venturer prior to December 20, 1997 will be deducted from this loan. The balance of the loan will be repaid with gold produced by the mine property. At the end of the fiscal year the Company had cash and term deposits of approximately $1,648,000. Subsequent to the year end the Company completed two separate private placements with net proceeds of approximately $1,350.000.

As at May 31, 1997 the Company had $14,701,884 in assets of which the majority, $12,053,053 relates to mining properties. The Company has $1,647,468 in cash and term deposits as outlined above. The Company has marketable securities in the amount of $136,601 which had a market value of $178,601 as at the year end date.

The  Company's  total   investment  in  mining   properties  was   approximately
$12,053,000 as at May 31, 1997, of which approximately $4,946,000 relates to acquisition costs and the remainder relates to deferred exploration costs.

The Company holds an investment of $80,000 in mining syndicates which are pursuing the exploration of properties in Quebec/Labrador, California and Central America. During the current year the Company received income of approximately $14,360 from these investments. The Company holds an interest in Randgold Resources Limited with a cost of approximately $138,000 which were sold subsequent to the year end for proceeds of approximately $225,000.

The Company also currently holds 5,000,000 common shares of Waseco Resources Inc. ("Waseco"). This represents approximately 40% of the outstanding shares in the publicly traded Company. If Waseco fulfills the remaining requirements to earn a 60% working interest in the Tewah property the Company would receive a further 2,000,000 common shares of Waseco, which when added to the Company's current holdings, on a then issued basis, would represent approximately 47% of the common shares of Waseco.

The Company's investment in fixed assets of approximately $373,000 consists primarily of exploration equipment and vehicles currently being used for exploration on its Nicaraguan property. The Company has accounts payable and accrued charges of approximately $817,000.

The Company has total shareholders' equity of $13,885,108. The Company does not have a credit facility with a financial institution. The Company will continue to fund its exploration activities with its cash on hand, including the cash raised subsequent to the current year end by way of two separate private placements. The Company is currently looking to complete further financings, particularly to fund the purchase of equipment and mining facilities needed in Nicaragua to complete a pilot mill so that production activities can proceed.

EXPLORATION

During the fiscal year ended May 31, 1997, a total of approximately $5,376,000 was spent on exploration costs on all the Company's properties. Of this total, $20,115 was spent on the Lac de Gras property ($48,598 in 1996) in the Northwest Territories. In California, $150,831 ($361,897 in 1996) was spent on the Rancheria property on exploration, sampling and drilling of the pay streaks, while $2,189,801 ($292,127 in 1996) was spent on the Leek Springs on geological mapping, geophysical surveying, and sediment sampling for indicator minerals, and subsequent drilling and sample processing. $1,019 ($85,687 in 1996) was spent on the property at Crystal Valley, Quebec. $17,885 was spent on the Dihourse Permit, Quebec ($52,156 in 1996) which was subsequently abandoned during the current year. On the Mercury Permit exploration cost $23,428 ($23,515 in 1996). Pekan River and Sarah Lake, Quebec incurred a cost a total of $1,121,303 ($621,458 in 1996). In Indonesia, a total of $1,026,378 ($110,010 in
1996) has been spent during the year on the Belitung Island properties, while $118,367 was spent on the properties on Kalimantan island ($NIL in 1996), which were written off at year-end. A total of $710,288 ($NIL in 1996) was spent on exploring its property in Nicaragua which was acquired during the current year.

ITEM 10.    DIRECTORS AND OFFICERS OF REGISTRANT.


DIRECTORS AND EXECUTIVE OFFICERS

                                                           Principal
         Name                  Title                       Occupation
         ----                  -----                       ----------
         A.C.A. Howe           President and Director      Mining Engineer and Consultant,
                                                           President of the Company, President
                                                           of Ateba Mines Inc. and President
                                                           of Waseco Resources Inc.

         Lina Noble            Secretary, Treasurer and    Administrative Manager of the
                               Director                    Company and General Manager of
                                                           Ateba Mines Inc.


         Derek Bartlett*       Director                    Independent Geologist and
                                                           President, Blue Emerald
                                                           Resources Inc. and Braddick
                                                           Resources Ltd.

         George Silverman*     Director                    Prospector and Mining Executive
                                                           Consultant to La Fosse Platinum
                                                           Inc. and Hollinger North Shore
                                                           Mining Co., General Manager,
                                                           Silverstone Prospecting Syndicate

         Robin Ross*           Director                    Managing Director, Merit
                                                           Investment Corporation.

         Hank Reimer           Director                    Independent Mining Consultant
                                                           and Analyst

         Edward Thompson       Director                    President of  E.G. Thompson
                                                           Mining Consultants Inc.


         James Wade            Director                    President of World Wide
                                                           Minerals Ltd.


         Michael Bird          Vice President, Asian       Independent Geologist, Vice
                               Development                 President of Waseco Resources Inc.,
                                                           Vice President of the Company

         Paul Heney            Assistant Secretary         Lawyer, Heney & Associates


         * Member - Audit Committee

ITEM 11.    COMPENSATION OF DIRECTORS AND OFFICERS.

      (a) For the fiscal year ended May 31, 1997, the aggregate amount of compensation paid by the Company and its subsidiaries to all officers and directors as a group was CDN.$124,150. This figure excludes $226,246 paid to a law firm of which the assistant secretary is a member for legal services rendered during the period. This figure also excludes the payment of 23,809 common shares valued at the time of issuance at $150,000 to an officer of the Company fulfilling a finders fee commitment made prior to the time the individual concerned became an officer of the Company.

      (b)  None.

ITEM 12.    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

      Diadem has a stock option plan (the "Plan") which was approved by shareholders of the Company on April 9, 1992, and subsequently amended by the board of directors with the consent of the share holders under which options to purchase common shares in the capital of the Company may be granted by the board of directors to directors, officers and employees of the Company. The purpose of the Plan is to advance the interests of the Company by affording such persons the opportunity of acquiring equity interests in the Company. Options granted under the Plan will have an exercise price of not less than the market price of the common shares of the Company at the time of the grant or such other price determined in accordance with applicable regulation and will be exercisable over a number of years specified at the time of the grant, which term will not exceed five years from the date of grant. The aggregate number of common shares in the capital of the Company available for issuance under the Plan has been fixed at 5,500,000 and while this number may be increased with the approval of the shareholders, the aggregate number of common shares of the Company that may be reserved for issuance under the Plan shall not in the aggregate exceed ten percent of the number of common shares of the Company that are issued and outstanding from time to time on a non-diluted basis. In addition, the number of common shares of the Company reserved for issuance to any one person pursuant to options must not exceed five percent of the issued common shares of the Company, on a fully diluted basis and no one person shall hold options entitling such person on the exercise of such options to more than 50% of the maximum number of common shares of the Company that may be reserved under the Plan for issuance from time to time. Option agreements entered into in conjunction with options granted under the Plan terminate 30 days following the termination of the optionee's employment or six months following the death of the optionee but in no event will exceed five years from the date of grant. Options granted under the Plan are not transferable.

OPTIONS GRANTED IN LAST FISCAL YEAR

The following table sets forth information concerning grants of stock options pursuant to the rules and policies of the Montreal Exchange during the financial year ended May 31, 1997 to the Named Executive Officer of the Company:

=====================================================================================================================
                     Securities Under     % of Total     Exercise or    Market Value of
                     Options/SARS        Options/SARS    Base Price     Securities
                     Granted (#)         Granted to      ($/Security)   Underlying Options/SARS   Expiration Date
    Name and                             Employees in                   on the Date of Grant
Principal Position                       Fiscal Year
---------------------------------------------------------------------------------------------------------------------
A.C.A. Howe           75,000/NIL (1)     6.6%/NIL        $5.50           $5.50/NIL               June 6, 2001(2)
President and Chief  100,000/NIL (1)     8.0%/NIL        $5.30           $5.30/NIL               February 20, 2002(2)
Executive Officer
=====================================================================================================================

(1) These options were granted  pursuant to the company's share option plan.
(2) These options were cancelled subsequent to year-end.

AGGREGATED OPTION EXERCISES

      The following table sets forth details of all exercises of stock options during the financial year ended May 31, 1997 by the Named Executive Officer, and the fiscal year end values of unexercised options on an aggregated basis:
                                      38

==================================================================================================================================
  Name and Principal        Securities Acquired on     Aggregate Value            Unexercised Options At    Value of Unexercised
  Position                  Exercise                   Realized                   May 31, 1997              in the Money Options
                                                                                  (Exercisable/             at May 31, 1997
                                                                                  Unexercisable)            (Exercisable/
                                                                                                            Unexercisable)
----------------------------------------------------------------------------------------------------------------------------------
  A.C.A. Howe               NIL                        NIL                        190,000/NIL               $95,450/NIL
  President and Chief
  Executive Officer
==================================================================================================================================


(1) Value of unexercised in the money options calculated using the closing price of common shares of the Company ($1.45) on the Montreal Exchange on May 31, 1997, less the exercise price of the in the money stock options ($0.62).

--------------------------------------------------------------------------------------------------------------
Date of Grant             Expiry Date              Number of Options Outstanding            Exercise Price
                                                   (Held by Directors and Officers)(1)      (CDN$/Security)

June 5, 1995              June 5, 2000             440,000                                  $0.62
                                                   (440,000)
--------------------------------------------------------------------------------------------------------------
November 28, 1995         November 28, 2000        30,000                                   $1.27
--------------------------------------------------------------------------------------------------------------
January 26, 1996          January 26, 2001         200,000                                  $1.86
                                                   (200,000)
--------------------------------------------------------------------------------------------------------------
June 7, 1996              June 7, 2001             80,000                                   $5.50
                                                   (50,000)
--------------------------------------------------------------------------------------------------------------
October 18, 1996          October 18, 2001         5,000                                    $6.50
--------------------------------------------------------------------------------------------------------------
October 21, 1996          October 21, 2001         5,000                                    $6.80
--------------------------------------------------------------------------------------------------------------
October 21, 1996          October 21, 2001         2,500                                    $8.00
--------------------------------------------------------------------------------------------------------------
February 20, 1997         February 20, 2002        15,000                                   $5.10
--------------------------------------------------------------------------------------------------------------
July 16, 1997             July 16, 2002            300,000                                  $1.40
                                                   (300,000)
--------------------------------------------------------------------------------------------------------------
September 25, 1997        September 25, 2002       100,000                                  $1.00
                                                   (100,000)
--------------------------------------------------------------------------------------------------------------
October 30, 1997          October 30, 2002         250,000                                  $0.85
                                                   (250,000)
--------------------------------------------------------------------------------------------------------------
November 26, 1997         November 26, 2002        125,000                                  $0.85
                                                   (125,000)
--------------------------------------------------------------------------------------------------------------
November 26, 1997         November 26, 1997        500,000                                  $0.50
                                                   (500,000)
--------------------------------------------------------------------------------------------------------------

(1) Includes options held by A.C.A. Howe indicated in table above.

ITEM 13.    INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

From time to time, the Company may engage either A.C.A. Howe International Ltd., a U.K.-based geological consulting company, or A.C.A. Howe International Limited, a Canadian-based geological consulting company, to provide professional services on a contract basis and the Company will pay only reasonable, arms-length commercial rates for such services. Mr. Howe serves as both a director and as President of each of the companies, but he is not actively involved in their business operations. He owns a 49% voting interest in A.C.A. Howe International Ltd. and a 39% voting interest in A.C.A. Howe International

Limited. During the year ended May 31, 1997, A.C.A. Howe International Limited received $7,893 in aggregate fees for geological consulting services rendered during the period. No payments were made to A.C.A. Howe International Ltd. A corporation wholly owned by Mr. Howe also received compensation directly in the form of professional consulting fees during the year ended May 31, 1997 totalling $48,150. These expenditures were allocated to the mineral resource properties for which the services were rendered. Mr. Howe may receive similar consulting fees in the future at reasonable commercial rates and such payments to Mr. Howe will be made in accordance with the applicable rules set out in Ontario Securities Commission Policy 5.2.

Mr. Howe also received options to purchase 100,000 common shares of Waseco in May, 1996, and will, in appropriate circumstances, declare and refrain from voting on, any matter in which he may have a conflict of interest.

Mr. Derek Bartlett, a director of the Company, has also served as a director of Noront Resources Ltd. since April, 1993. Noront has also granted the Company an option on its Fletcher Lake, Northwest Territories Property. Mr. Bartlett holds stock options in his capacity as a director of Noront. Mr. Bartlett also received options to purchase 100,000 common shares of Waseco in May, 1996. Any decision made by Mr. Bartlett involving the Company will be made in accordance with his fiduciary duties and obligations to deal fairly and in good faith with the Company and Noront or Waseco. In addition, Mr. Bartlett will, in appropriate circumstances, declare and refrain from voting on, any matter in which he may have a conflict of interest.

During the year, the Corporation issued 200,000 common shares to Silverstone Prospecting Syndicate ("Silverstone") to increase its interest in the Leek Springs Project from 25% to 40%. The Corporation owns a total of four of a total of 50 units of Silverstone. Mr. George Silverman, a Director of the Corporation, owns four units of Silverstone, representing eight percent of the total number of issued units. Mr. Silverman also serves as the Manager of Silverstone. Ateba Mines Inc. ("Ateba") owns four units or eight percent of Silverstone. Messrs. Howe and Silverman serve as directors of Ateba. Mr. Howe also serves as President of Ateba, while Mrs. Noble serves as Ateba's general manager. The Silverstone syndicate agreement provides that no mining properties may be acquired or disposed of by Silverstone without the prior consent of the holders of two-thirds of Silverstone units. Ateba, the Corporation and Mr. George Silverman, each of which owns an eight percent interest in Silverstone, abstain from voting as Silverstone unitholders in matters relating to transactions with the Corporation, and Mr. Silverman abstains from voting as a Director of the Corporation on matters affecting Silverstone.

In November, 1996, the Corporation entered into an option agreement with Archon Prospecting Syndicate ("Archon") for the acquisition of Archon's interest in an option on the La Mestiza property located at La India, Nicaragua. The Corporation owns a total of four of a total of 50 units of Archon. Mr. George
Silverman, a Director of the Corporation, owns four units of Archon, representing eight percent of the total number of issued units. Mr. Silverman also serves as the Manager of Archon. Ateba also owns two units or four percent of Archon. The Archon syndicate agreement provides that no mining properties may be acquired or disposed of by Archon without the prior consent of the holders of two-thirds of Archon units. The Corporation, Ateba and Mr. George Silverman abstain from voting as Archon unitholders in matters relating to transactions with the Corporation, and Mr. Silverman abstains from voting as a Director of the Corporation on matters affecting Archon.


                                     PART II

ITEM 14.    DESCRIPTION OF SECURITIES TO BE REGISTERED.

CAPITAL STOCK TO BE REGISTERED

The Company wishes to register common shares in the capital of the Company. The shares carry a votingright on the basis of one vote per common share. The common shares carry no dividend rights, liquidation rights or conversion rights, there are no sinking fund provisions. The shares are not liable to further calls or to assessment by the Company.

On September 20, 1996, the board of directors of the Company authorized and approved the adoption of a Shareholder Rights Plan, which was confirmed by the shareholders of the Company, on October 30, 1996. The Rights Plan entitles each holder of common shares to one right for each voting share held at the close of business on September 20, 1996. The rights become exercisable only when a person or persons announce their intention to acquire 20% or more of the Company without complying with the "Permitted Bid" provisions of the Plan or without the approval of the board of directors of the Company. Upon exercise, the rights entitle the holder to purchase additional common shares of the Company at a price which is equal to one-half of the prevailing market value of the common shares.


                                    PART III

ITEM 15.    DEFAULTS UPON SENIOR SECURITIES.

      Not Applicable.

ITEM 16.    CHANGES  IN  SECURITIES  AND  CHANGES  IN  SECURITY  FOR  REGISTERED
            SECURITIES.

      Not Applicable.

                                     PART IV

ITEM 17.    FINANCIAL STATEMENTS.

      See Item 19 below for Financial Statements filed as part of this Application.

ITEM 18.    FINANCIAL STATEMENTS.

      Not Applicable.

ITEM 19.    FINANCIAL STATEMENTS AND EXHIBITS.

      (a) The following documents are filed as Attachment A hereto and are included as part of this Application on Form 20-F.


             DIADEM RESOURCES LTD. CONSOLIDATED FINANCIAL STATEMENTS

Description of Document                                                    Page
-----------------------                                                    ----

Consent of Independent Auditors
Auditors Report
Consolidated Balance Sheets
Consolidated Income Statements
Consolidated Statements of Changes in Financial Position
Notes to Consolidated Financial Statements

      (b) The following exhibits are filed as Attachment B hereto and are included as part of this Application on Form 20-F.

Exhibit
Number      Description of Document                                       Page
------      -----------------------                                       ----

3.1         By-Law No. 1, dated June 1, 1989 (1)

3.2         Articles of Amalgamation, dated June 1, 1989 (1)

3.3         Articles of Amendment dated April 20, 1993 (1)

3.4         Articles of Amendment dated September 23, 1994 (1)

4.1 Shareholder Rights Plan, adopted by the Board of Directors on September 20, 1996 and ratified by the shareholders on October 30, 1996 (1)

4.2 Warrant Indenture between Montreal Trust Company of Canada and the Company, dated September 10, 1996. (1)

4.3         Stock Option Plan, as amended, dated October 30, 1996 (1)


Notes:

(1) Previously filed with Form 20-F filed March 31, 1997




                              DIADEM RESOURCES LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                  MAY 31, 1997


            CONTENTS




            Auditors' report                                            F-1

            Consolidated balance sheet                                  F-2

            Consolidated statement of income and deficit                F-3

            Consolidated statement of accumulated losses as
              development stage company                                 F-4

            Consolidated statement of changes in financial position     F-5

            Consolidated statement of accumulated cash flow as
              development stage company                                 F-6

            Notes to consolidated financial statements              F-7 to F-27

      AUDITORS' REPORT



      To the Shareholders of
      Diadem Resources Ltd.:


      We have audited the consolidated balance sheets of Diadem Resources Ltd. as at May 31, 1996 and May 31, 1997 and the consolidated statements of income and deficit and changes in financial position for each of the years in the three year period ended May 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 1996 and May 31, 1997 and the results of its operations and the changes in its financial position for each of the years in the three year period ended May 31, 1997 in accordance with generally accepted accounting principles in Canada.




      Toronto, Canada                          "Green Chencinski Starkman Eles"
      October 16, 1997                               Chartered Accountants

DIADEM RESOURCES LTD.

CONSOLIDATED BALANCE SHEET

AS AT MAY 31,  (IN CANADIAN DOLLARS)


                                                                         1997              1996
                                                                           $                 $
-------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and term deposits                                                1,647,468         2,863,181
Marketable securities  (NOTE 3)                                         135,601            55,491
Prepaid expenses and sundry receivables                                 109,413           128,173
                                                                     ----------         ---------

                                                                      1,892,482         3,046,845
INTEREST IN MINING PROPERTIES  (NOTE 4)                              12,053,053         3,172,373
INVESTMENT IN MINING SYNDICATES AND MINING COMPANIES (NOTE 5)           217,978           177,978
LOAN RECEIVABLE (NOTE 6)                                                165,396            -
FIXED ASSETS (NOTE 7)                                                   372,975            25,448
                                                                     ----------         ---------

                                                                     14,701,884         6,422,644
                                                                     ==========         =========


LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued charges  (NOTES 3 AND 8)                   816,776           231,266
                                                                     ----------         ---------

COMMITMENTS AND CONTINGENCIES   (NOTE 12)

SHAREHOLDERS' EQUITY

CAPITAL STOCK (NOTE 9)                                               17,142,589         8,001,389

DEFICIT                                                              (3,257,481)       (1,810,011)
                                                                     ----------        ----------

                                                                     13,885,108         6,191,378
                                                                     ----------         ---------

                                                                     14,701,884         6,422,644
                                                                     ==========         =========



ON BEHALF OF THE BOARD:



     "A.C.A. Howe"
 ------------------------------------------------  Director


     "G.C. Silverman"
 ------------------------------------------------  Director

DIADEM RESOURCES LTD.

CONSOLIDATED STATEMENT OF INCOME AND DEFICIT

YEAR ENDED MAY 31, (IN CANADIAN DOLLARS)

                                                         1997          1996          1995
                                                          $             $             $
------------------------------------------------------------------------------------------
EXPENSES
Amortization                                             7,317         2,669         2,648
Business development                                    42,966        28,110         7,224
Capital taxes                                           49,928          --            --
Expiration of mining interests (NOTE 4A)               237,652        35,382        57,545
General                                                 21,269        10,405          (962)
Insurance                                               18,726         6,215         5,697
Legal, audit and accounting fees                       218,014        57,482         5,000
Office expenses                                         54,245        30,346        18,038
Salaries and benefits                                   80,467        57,880        27,557
Search for new properties                                 --           1,479         3,779
Shareholder relations                                  274,904        62,496        36,389
Travel                                                  16,975        12,451        13,678
                                                    ----------    ----------    ----------
                                                     1,022,463       304,915       176,593
                                                    ----------    ----------    ----------

INCOME
Interest                                               188,126        54,626        12,674
Gain on marketable securities and investments            7,762       208,107         4,217
Foreign exchange gain                                   27,015          --            --
                                                    ----------    ----------    ----------
                                                       222,903       262,733        16,891
                                                    ----------    ----------    ----------
NET LOSS                                              (799,560)      (42,182)     (159,702)
DEFICIT, BEGINNING OF YEAR                          (1,810,011)   (1,755,169)   (1,193,182)
                                                    ----------    ----------    ----------
                                                    (2,609,571)   (1,797,351)   (1,352,884)
Costs associated with issuance of shares (NOTE 9)     (647,910)      (12,660)     (402,285)
                                                    ----------    ----------    ----------
DEFICIT, END OF YEAR                                (3,257,481)   (1,810,011)   (1,755,169)
                                                    ==========    ==========    ==========

NET LOSS PER COMMON SHARE                                 (.03)         (.01)         (.03)
                                                    ==========    ==========    ==========



DIADEM RESOURCES LTD.

CONSOLIDATED STATEMENT OF ACCUMULATED LOSSES AS DEVELOPMENT STAGE COMPANY

PREPARED UNDER UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (SEE NOTE 11)

FOR THE PERIOD FROM JUNE 1, 1992 TO MAY 31, 1997
(IN CANADIAN DOLLARS)

                                                                            $
--------------------------------------------------------------------------------
EXPENSES
Advertising and promotion                                                  1,349
Amortization                                                              19,451
Business development                                                      78,300
Capital taxes                                                             49,928
Expiration of mining interests                                           352,854
General                                                                   39,931
Insurance                                                                 43,068
Legal, audit and accounting fees                                         312,239
Office expense                                                           116,556
Salaries and benefits                                                    224,480
Search for new properties                                                  9,088
Shareholder relations                                                    373,789
Travel                                                                    49,239
                                                                       ---------
                                                                       1,670,272
                                                                       ---------
INCOME
Consulting and other income                                               33,215
Interest                                                                 256,747
Gain on securities and investments                                       224,420
                                                                       ---------
                                                                         514,382
                                                                       ---------
ACCUMULATED LOSSES DURING DEVELOPMENT STAGE                            1,155,890
                                                                       =========


DIADEM RESOURCES LTD.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

YEAR ENDED MAY 31,  (IN CANADIAN DOLLARS)

                                                                  1997         1996          1995
                                                                   $            $             $
---------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES

Net loss                                                      (799,560)      (42,182)     (159,702)
Items not affecting cash
     Amortization                                                7,317         2,669         2,648
     Expiration of mining interests                            237,652        35,382        57,545
     Gain on marketable securities and investments              (7,762)     (208,107)       (4,217)
                                                            ----------    ----------    ----------
                                                              (562,353)     (212,238)     (103,726)
Net change in non-cash working capital
     balances related to operations                            604,270        19,606       (45,113)
                                                            ----------    ----------    ----------
                                                                41,917      (192,632)     (148,839)
                                                            ----------    ----------    ----------
FINANCING ACTIVITIES
Costs associated with issuance of shares  (NOTE 9)            (645,410)      (12,660)     (402,285)
Issuance of common shares  (NOTE 9)                          9,141,200     4,438,590     2,335,800
                                                            ----------    ----------    ----------
                                                             8,495,790     4,425,930     1,933,515
                                                            ----------    ----------    ----------
INVESTING ACTIVITIES
Acquisition of interest in mining properties                (9,097,960)   (2,700,521)     (482,512)
Acquisition of fixed assets                                   (377,715)      (16,812)       (2,422)
Acquisition of marketable securities                           (86,709)         --         (51,600)
Investment in mining syndicates and mining companies           (40,000)     (137,978)      (27,500)
Loan receivable advance                                       (165,396)         --            --
Proceeds on gain on marketable securities and investments       14,360       220,751         9,655
                                                            ----------    ----------    ----------
                                                            (9,753,420)   (2,634,560)     (554,379)
                                                            ----------    ----------    ----------
Change in cash and term deposits                            (1,215,713)    1,598,738     1,230,297
CASH AND TERM DEPOSITS, BEGINNING OF YEAR                    2,863,181     1,264,443        34,146
                                                            ----------    ----------    ----------
CASH AND TERM DEPOSITS,END OF YEAR                           1,647,468     2,863,181     1,264,443
                                                            ==========    ==========    ==========


DIADEM RESOURCES LTD.

CONSOLIDATED STATEMENT OF ACCUMULATED CASH FLOW AS DEVELOPMENT STAGE COMPANY

PREPARED UNDER UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (SEE NOTE 11)

FOR THE PERIOD FROM JUNE 1, 1992 TO MAY 31, 1997
(IN CANADIAN DOLLARS)

                                                                          $
--------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR):

Net accumulated losses                                               (1,155,890)
Items not affecting cash
     Amortization                                                        19,451
     Expiration of mining interests                                     352,854
     Gain on marketable securities and investments                     (224,420)
                                                                    -----------
                                                                     (1,008,005)
Decrease in accounts receivable                                           1,761
Increase in prepaid expenses and sundry receivables                    (104,473)
Increase in accounts payable and accrued charges                        799,628
                                                                    -----------
                                                                       (311,089)
                                                                    -----------
FINANCING ACTIVITIES
Costs associated with issuance of shares                             (1,133,064)
Decrease in advances from shareholder                                    (1,435)
Issuance of common shares                                            11,704,929
                                                                    -----------
                                                                     10,570,430
                                                                    -----------
INVESTING ACTIVITIES
Acquisition of interest in mining properties                         (7,948,961)
Acquisition of fixed assets                                            (399,098)
Acquisition of marketable securities                                   (200,801)
Investment in mining syndicates and mining companies                   (217,978)
Loan receivable advance                                                (165,396)
Proceeds on gain on marketable securities and investments               313,568

                                                                     (8,618,666)
                                                                    -----------
Change in cash and term deposits                                      1,640,675
CASH AND TERM DEPOSITS, BEGINNING OF PERIOD                               6,793
                                                                    -----------
CASH AND TERM DEPOSITS, END OF PERIOD                                 1,647,468
                                                                    ===========


DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
________________________________________________________________________________



1.   NATURE OF OPERATIONS

     The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

     The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.


2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF CONSOLIDATION
      The consolidated financial statements include the accounts of the corporation and its subsidiaries and a proportionate share of the accounts of joint ventures in which Diadem Resources Ltd. and its subsidiaries have an interest.

     FIXED ASSETS AND AMORTIZATION
      Fixed assets are recorded at cost and are amortized over their estimated useful lives using the declining balance method at the following annual rates:

         Furniture and fixtures                  20%
         Computer and equipment                  30%
         Exploration and mining equipment        20%
         Vehicles                                30%


     FOREIGN CURRENCY TRANSLATION
      Monetary and non-monetary items carried at market are translated at the rate of exchange in effect at the balance sheet date. All other non-monetary items are translated at historical rates. Revenue and expense items are translated at the average rate of exchange for the year.

     MARKETABLE SECURITIES
      Marketable securities are carried at the lower of cost and quoted market value.

     INVESTMENT IN MINING SYNDICATES AND MINING COMPANIES
      Investment in mining syndicates and a private mining company are carried at cost.

      Investment in Waseco Resources Inc. is accounted for on the equity basis of accounting.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
________________________________________________________________________________



2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     INTEREST IN MINING PROPERTIES
      The company's interest in mining properties is carried at cost on a property by property basis. Costs include capitalized expenditures for acquisition, geological surveys, exploration and development. When shares of the company are issued from treasury as consideration for the acquisition of mining properties, the market value of the shares is considered a cost of acquisition. Costs for each property are written off to the statement of income if future recovery is determined to be unlikely.

      Property costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. These procedures include, but are not limited to, the following:

         a) determining that the value of the recoverable, marketable resources does not justify continuance;

         b) experiencing a significant adverse change in legal factors or in the business climate that could affect the property's value, or an adverse action or assessment by a government unit or regulation; and

         c) evaluating prospects for success. Inasmuch as the advancements of mining efforts, based on a predetermined timetable, are a clearer prediction than anticipated cash flows, progress towards that success is the basis for determining impairment. The use of cash flows would be utilized to determine impairment at a much later stage in the established mining property's life cycle.

      All capitalized costs for each property will be amortized as depletion to the statement of income when commercial production commences. The units-of-depletion method will be applied based upon proven and probable reserves. Possible reserves will be excluded.

3.   MARKETABLE SECURITIES
                                                                1997       1996
                                                                 $          $

             Marketable securities                            135,601     55,491
                                                              =======     ======


     The estimated market value of the marketable securities is $178,601 (May 31, 1996 - $246,991).

     Included in marketable securities are 100,000 shares of Noront Resources Limited which are carried at $14,000. The current market value as at May 31, 1997 is $30,000. These shares were received from Noront Resources Limited pursuant to an agreement whereby the company optioned a portion of its interest in certain mining claims. Since these mining claims have been terminated, the company may have to return the shares to Noront Resources Limited. Included in accounts payable is $14,000 which is equivalent to the carrying value of the shares.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
________________________________________________________________________________



4.   INTEREST IN MINING PROPERTIES

     Interest in mining properties is comprised of the following:

                                                                                         1997              1996
                                                                                          $                 $
       Acquisition costs
             Fletcher Lake, Northwest Territories   (NOTE 4B)                           10,355            10,355
             Rancheria, California   (NOTE 4C)                                         652,733           652,733
             Leek Springs, California   (NOTE 4D)                                    2,788,711           254,711
             Crystal Valley Region, Quebec   (NOTE 4E)                                  72,500            72,500
             Dihourse Permit, Quebec   (NOTE 4A)                                        -                 49,200
             Pekan River and Sarah Lake, Quebec   (NOTE 4F)                            179,400            54,400
             Mercury Permit, Quebec   (NOTE 4G)                                        216,300            56,300
             Nicaragua (NOTE 4H)                                                       773,238            -
             Belitung Island and Kalimantan Island, Indonesia   (NOTES 4A AND 4I)      253,000           103,000
                                                                                    ----------         ---------
                                                                                     4,946,237         1,253,199


       Deferred exploration costs
             Fletcher Lake, Northwest Territories                                       84,627            64,512
             Rancheria, California                                                     690,308           539,477
             Leek Springs, California                                                2,481,928           292,127
             Crystal Valley Region, Quebec                                             168,616           167,597
             Dihourse Permit, Quebec (NOTE 4A)                                          -                 52,156
             Pekan River and Sarah Lake, Quebec                                      1,742,761           621,458
             Mercury Permit, Quebec                                                     46,943            23,515
             Nicaragua                                                                 710,288            -
             Belitung Island and Kalimantan Island, Indonesia                        1,137,388           111,010
             Tewah, Indonesia   (NOTE 4J)                                               43,457            47,322
                                                                                    ----------         ---------
                                                                                     7,106,816         1,919,174
                                                                                    ----------         ---------
                                                                                    12,053,053         3,172,373
                                                                                    ==========         =========


(a)  EXPIRATION OF MINING INTERESTS

     During the year ended May 31, 1995, the company relinquished a portion of the Fletcher Lake property (see note 4b) and, accordingly, wrote off $57,545 of accumulated acquisition and deferred exploration costs.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
________________________________________________________________________________



4.   INTEREST IN MINING PROPERTIES (Continued)

     During the year ended May 31,  1996,  the mining  rights to the property in
     The  Republic  of  Namibia  were  not  renewed.   Accordingly,   the  total
     accumulated deferred exploration in the amount of $35,382 was written off.

     During the year ended May 31, 1997, the company relinquished its interest in the Dihourse property with accumulated acquisition costs and deferred exploration and development costs totalling $119,285, written off to the income statement. An additional $118,367 in accumulated acquisition costs and deferred exploration and development costs related to the Kalimantan Island properties in Indonesia were written off during the current year [see note 4(i)].

(b)  FLETCHER LAKE, NORTHWEST TERRITORIES

     The company holds an option with Noront Resources Ltd. to earn a 60% mining interest in a 100,000 acre property in the Northwest Territories. In order to exercise this option, the company was originally required to:

     1) issue 200,000 shares of its capital stock to Noront Resources Ltd. which were issued during the years ended May 31, 1994 and May 31, 1995;

     2)   complete $1,000,000 in work prior to February 12, 1999.

     The original stakers of the property retain a royalty of 3% on any diamond production and a 1.5% net smelter royalty on any base metal or gold production.

     The company and Noront Resources Ltd. then entered into an agreement with Pure Gold Resources Inc. whereby Pure Gold Resources Inc. would earn a 40% undivided interest in the property by issuing 100,000 common shares of its capital (60,000 to the company) and incurring $500,000 of expenditures on the property prior to February 12, 1996 and maintaining the property in good standing to March 15, 1996. The company received 30,000 of these shares during the year ended May 31, 1994 when the market value of the shares was $18,000 in aggregate and an additional 30,000 shares during the year ended May 31, 1995 when the market value of the shares was $6,600 in aggregate. The company reduced its carrying value of the property by the market value of the shares of Pure Gold Resources Inc. received.

     During the year ended May 31, 1995, sufficient assessment work was completed to ensure that approximately 15,000 acres of the 100,000 acres were in good standing until March 11, 1996. The company relinquished any interest in the remaining 85,000 acres. Accordingly, a charge to the income statement in the amount of $57,545 was recorded in the year ended May 31, 1995. This charge was calculated as 85% of accumulated acquisition costs.

     The company then had no financial obligations with respect to the property until the completion of Pure Gold Resources Inc.'s work. However, Pure Gold Resources Inc. failed to complete the work and, accordingly, several of the claims were forfeited. In order to mitigate damages, Pure Gold Resources Inc. restaked some of the lost claims which resulted in the reacquisition of certain

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
________________________________________________________________________________


4.   INTEREST IN MINING PROPERTIES (Continued)

     of the claims. Noront Resources Limited and the company have now entered into an amending agreement whereby the company may earn a 60% interest in the claims maintained and in additional staked claims by spending an aggregate of $250,000 of additional expenditures by March 15, 1999.

(c)  RANCHERIA, CALIFORNIA

     The company has obtained an option to acquire up to a 60% interest in mining claims in the Rancheria area of Amador County in California. This option was granted by Silverstone Prospecting Syndicate which will continue to hold the remaining unearned interest in the property. Silverstone Prospecting Syndicate has registered 13 claims.

     During the year ended May 31, 1995, the company acquired a 15% interest in these claims by paying the sum of U.S. $50,000 to Silverstone Prospecting Syndicate and issuing to Silverstone Prospecting Syndicate 150,000 common shares of the company, valued at $0.30 per share.

     During the year ended May 31, 1996, the company increased its interest in the property to 30% by paying the sum of U.S. $50,000 to Silverstone Prospecting Syndicate, issuing to Silverstone Prospecting Syndicate 150,000 common shares valued at $0.60 per share and spending a cumulative amount of approximately $690,000 on the property.

     The company also issued to Silverstone Prospecting Syndicate an additional 150,000 common shares valued at $2.48 per share during the prior year as a step to increasing its interest to 45%. In order to complete the acquisition of 45% in the property, the company must complete the following by February 28, 1999:

     1) pay an additional $100,000 U.S. to Silverstone Prospecting Syndicate, and

     2)   complete $1,000,000 U.S. in cumulative expenditures on the property.

     In order to increase its interest to 60%, the company will be required to complete $2,000,000 U.S. in cumulative expenditures on the property by February 28, 1999.

     The agreement also provides that if Silverstone Prospecting Syndicate is successful in acquiring additional claims in the subject area, these claims will also be included in the agreement. The company will be entitled to earn a 60% interest in each additional claim without payment of additional consideration except for the reimbursement of the actual costs of acquiring these additional claims.

(d)  LEEK SPRINGS, CALIFORNIA

     The company has obtained an option to acquire up to a 55% interest in 56 unpatented mining claims covering approximately 1,120 acres in the Leek Springs area of Eldorado County in California. This option was also granted by Silverstone Prospecting Syndicate which will continue to hold the remaining unearned interest in the property.

     During the prior year, the company earned a 10% interest in the property by paying the sum of U.S. $50,000 to Silverstone Prospecting Syndicate and issuing to Silverstone Prospecting Syndicate 150,000 common shares valued at $1.24 per share.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
________________________________________________________________________________


4.   INTEREST IN MINING PROPERTIES (Continued)

     During the current year, the company earned an additional 30% interest, thereby increasing its interest to 40% by paying the sum of U.S. $200,000, issuing 200,000 common shares valued at $6.45 per share, issuing 200,000 additional common shares valued at $4.85 per share, and by completing U.S. $500,000 of cumulative exploration expenditures. As at May 31, 1997, the company had completed approximately $2,484,000 in cumulative exploration expenditures.

     To earn the final 15% interest in the property, thereby increasing its interest to 55%, the company must complete the following by August 2, 1998:

     1)   pay an additional $100,000 U.S. to Silverstone Prospecting Syndicate;

     2) issue 200,000 additional common shares to Silverstone Prospecting Syndicate; and

     3)   complete $5,000,000 U.S. of cumulative exploration expenditures.

(e)  CRYSTAL VALLEY REGION, QUEBEC

     The company has acquired a 100% interest in 144 registered claims, totalling 5,036 hectares, in the Crystal Valley Region near Montreal in the Province of Quebec. To acquire the mining rights, the company made a cash payment of $12,500 and issued 200,000 common shares when the market value of the shares was $0.30 per share. The agreement also provides that the company will pay a royalty of 2% of gross proceeds for the sale of diamonds recovered from the property. The claims are in good standing until October 12, 1998.

(f)  PEKAN RIVER AND SARAH LAKE, QUEBEC

     The company entered into an option agreement which enables it to purchase a 90% mining interest in 5,000 hectares of property in Quebec known as the Pekan River Prospect. This option was granted by Beaver Syndicate which will continue to hold the remaining unearned interest in the property. A further agreement was reached with Beaver Syndicate to also acquire an interest in an additional property in Quebec known as the Sarah Lake Project. This second property is included in the earlier agreement for no additional consideration other than a fee of $5,200. The original Pekan River permit holder will retain a 1.5% net smelter return on production.

     During the prior year, the company earned a 51% interest in the properties by paying the sum of $9,200 to Beaver Syndicate and issuing to Beaver Syndicate 80,000 common shares valued at $0.50 per share.


     During the current year, the company earned an additional 29% interest, thereby increasing its interest to 80%, by issuing a total of 55,587 common shares valued at a total of $120,000, by completing the current year's assessment work and by paying the annual renewal fees.

     The company can earn an additional 10% interest, thereby increasing its interest to 90%, up to May 30, 1998, by issuing to Beaver Syndicate $60,000 worth of common shares or by paying $60,000 in cash, at the company's option.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
________________________________________________________________________________


4.   INTEREST IN MINING PROPERTIES (Continued)

     The company has been advised that the Pekan River permit is valid until May 23, 2000 and is in good standing until May 23, 1998, at which time renewal fees must be paid and suitable assessment work filed. The Sarah Lake permit is valid until October 25, 2000 and remains in good standing until October 25, 1998, at which time renewal fees are payable and assessment work is due.

(g)  MERCURY PERMIT, QUEBEC

     The company has entered into an agreement with Beaver Syndicate to purchase a 90% mining interest in 11,500 hectares of property in Quebec. Beaver Syndicate will continue to hold the unearned interest and will retain a 1.5% net smelter return on production.

     During the prior year, the company earned a 51% mining interest in the property by paying the sum of $16,300 to Beaver Syndicate and issuing to Beaver Syndicate 80,000 common shares valued at $0.50 per share. A total of $23,515 was expended on the property during the current year.

     During the current year, the company earned an additional 29% interest, thereby increasing its interest to 80% by issuing 62,899 common shares valued at $160,000, by completing the current year's assessment work and by paying the annual renewal fees.

     The company can earn an additional 10% interest, thereby increasing its interest to 90%, up to May 16, 1998, by issuing to Beaver Syndicate $80,000 worth of common shares or by paying $80,000 in cash, at the company's option. Beaver Syndicate has advised the company that the permit is valid to May 11, 2000 and the property is in good standing until May 11, 1998, at which time renewal fees will be payable and assessment work will need to be filed.

(h)  NICARAGUA

     The company has entered into an option agreement which enables it to acquire a 68.25% mining interest in a 200 hectare property in Nicaragua, known as "La Mestiza". This option was granted by Archon Prospecting Syndicate which would hold a 1.75% interest if the company earns a 68.25% interest in the property. The remaining 30% will be held by a Nicaraguan joint venturer. The agreement requires the following cash payments and common shares to be issued from treasury to Archon Prospecting Syndicate by the noted dates:


                                 Payment
                                  Cash            Shares
         Date                     US $            Issued
         ----                     ----            ------


         January 9, 1997          50,000         100,000
         June 3, 1997             -              100,000
         November 25, 1997        75,000         200,000
         April 24, 1998          100,000         200,000
         September 6, 1999       125,000         200,000
                                 -------         -------
                                 350,000         800,000
                                 =======         =======

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
________________________________________________________________________________



4.   INTEREST IN MINING PROPERTIES (Continued)

     The company will earn a 13.16% mining interest in the property as it completes each of five distinct exploration phases. At the completion of the fifth phase, the company will have earned a 65.8% mining interest in the property. The company was required to make a payment of U.S. $110,000 to reimburse the co-venturer for prior expenditures. A further payment of U.S. $110,000 is required prior to December 20, 1997. In addition, the company is required to fund all exploration and development expenditures leading to the commencement of commercial production.

     The company can increase its interest from 65.8% to 68.25% by paying the sum of U.S. $200,000 within two years after the date of commencement of commercial production.

     During the current year, the company made the initial payments of U.S. $50,000 and U.S. $110,000, issued 100,000 common shares at a market value of $4.20 per share and issued 100,000 common shares at a market value of $1.34 per share.

(i)  BELITUNG ISLAND AND KALIMANTAN ISLAND, INDONESIA

     The company has entered into agreements to acquire mining interests in five separate properties in Indonesia. Three of these properties are located on Belitung Island while two are located on Kalimantan Island. The company has a 30% interest in each of the properties. Effective May 8, 1997, the company assumed the responsibility as the operator for exploration activities on the properties. Subsequent to the year end, the company and its two non-Indonesian joint venturers gave notice to the Indonesian partner that they were withdrawing from the Kalimantan joint ventures. Accordingly, all work ceased on these properties and no further expenditures will be incurred. A total of $118,367 which represents cumulative amounts that have been funded relating to the acquisition and exploration of the Kalimantan properties has been written off to the statement of income.

(j)  TEWAH, INDONESIA

     The company entered into an agreement to participate with an Indonesian mining company for the exploration and development of gold property in the Kahayan River Valley in Indonesia. The agreement allows the company to acquire a 60% interest for an expenditure of the greater of U.S. $1,500,000 or the cost of completing a full feasibility study on the property.

     The company then entered into an agreement with Waseco Resources Inc. whereby Waseco Resources Inc. could earn the company's interest in the property by spending the U.S. $1,500,000 on the property and issuing treasury shares to the company. The acquisition was to be accomplished by Waseco Resources Inc. whereby it has three separate options to purchase 20% at each option date, satisfied by spending U.S. $500,000 in exploration and development expenditures by each date and issuing to the company a cumulative 7,000,000 common shares from treasury. As at May 31, 1997, Waseco Resources Inc. had spent in excess of U.S. $1,000,000 of expenditures on the property and had earned a 40% interest in the property.

     The balance as at May 31, 1997 relates to expenditures on the property which to date have not been reimbursed by Waseco Resources Inc.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
________________________________________________________________________________



5.   INVESTMENT IN MINING SYNDICATES AND MINING COMPANIES


                                                     1997        1996
                                                      $           $

         Investment in mining syndicate             80,000      40,000
         Investment in private mining company      137,978     137,978
                                                   -------     -------
                                                   217,978     177,978
                                                   =======     =======


     The company participated in a private placement during the prior year whereby it purchased 10,000 ordinary shares of Randgold Resources Limited at a cost of $137,978. The company holds less than 1% of the outstanding shares. Randgold Resources Limited is involved in the exploration of gold mining properties in Africa. These shares were sold subsequent to the year end for cash proceeds of $224,548.

     Investment in mining syndicates consists of 4.0 units (1996 - 4.0 units) in Silverstone Prospecting Syndicate with a cost of $20,000 (1996 - $20,000);
     2.0 units (1996 - 2.0) in Beaver Syndicate with a cost of $20,000 (1996 - $20,000); 2.0 units (1996 - nil) in Crystal Valley Prospecting Syndicate with a cost of $20,000; and 4.0 units (1996 - nil) in Archon Prospecting Syndicate with a cost of $20,000. Silverstone Prospecting Syndicate is currently exploring properties in the United States, Beaver Syndicate and Crystal Valley Prospecting Syndicate are exploring properties in Northern Labrador and Quebec while Archon Prospecting Syndicate is exploring properties in Central America. As at May 31, 1997, the company holds 8% of the outstanding units in each of these syndicates. The company has acquired mining rights from certain of these mining syndicates as outlined in note 4.

     In addition, the company holds 5,000,000 common shares of Waseco Resources Inc. This represents approximately 40% of the outstanding shares. These shares were acquired pursuant to the transfer of the mining option rights in the Tewah, Walang, Tikukur, and Seruyan properties in Indonesia to Waseco Resources Inc. No value has been attached to these shares for accounting purposes as the company had not incurred any costs in obtaining these option rights which were transferred in exchange for the shares.


6.   LOAN RECEIVABLE

     The loan receivable is equivalent to U.S. $120,000, bears interest at the rate of 2.5% per month and is due from the Nicaraguan co-venturer in the La Mestiza Project [see note 4(h)]. Subsequent to the year end, a further advance of U.S. $120,000 was made increasing the loan balance to U.S. $240,000. The borrower has granted the company a security interest in the borrower's share of all gold produced by the project.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
________________________________________________________________________________


7.   FIXED ASSETS


                                                   ACCUMULATED   1997    1996
                                            COST   AMORTIZATION   NET     NET
                                              $         $          $       $

       Furniture and fixtures               31,199    26,250      4,949   6,186
       Computer and equipment               28,099     8,933     19,166  19,262
       Exploration and mining equipment    227,585       753    226,832  -
       Vehicles                            143,562    21,534    122,028  -
                                           -------    ------    -------  ------
                                           430,445    57,470    372,975  25,448
                                           =======    ======    =======  ======

8.   RELATED PARTY INFORMATION

     During the current year, the company incurred fees totalling $7,893 (1996 - $73,141, 1995 - $27,395), related to exploration work charged by a company in which a director holds a 49% interest. A balance of $1,730 (1996 - $4,966) related to these fees is included in accounts payable at the current year end date. The company leases registered head office space from the same company at a cost of $400 per month. In addition, a company which is wholly owned by a director, charged $48,150 (1996 - $56,640, 1995 -$nil) in consulting fees related to exploration and investor relations activities. The company paid $24,000 (1996 - $17,000, 1995 - $nil) in fees to a director for exploration activities.

     These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

9.   CAPITAL STOCK

     (a)  Authorized capital
            Authorized capital stock of the company consists of an unlimited number of special shares, redeemable and retractable at paid-up value and an unlimited number of common shares.

     (b)  Issued and outstanding shares
            Details of issued and outstanding common shares are as follows:

                                                                1997                      1996
                                                Shares           $       Shares            $
         Balance, beginning of year           21,916,256    8,001,389   12,399,581    3,562,799

         Issued pursuant to:
         Public offering                       1,000,000    5,750,000         --           --
         Warrants exercised by shareholders         --           --      7,841,600    3,136,640
         Shares issued related to the
         purchase of mining properties           742,295    3,244,000      740,075      871,000
         Exercise of share options               185,000      147,200      585,000      290,950
         Exercise of promoter's options             --           --        350,000      140,000
                                              ----------   ----------   ----------   ----------
                                              23,843,551   17,142,589   21,916,256    8,001,389
                                              ==========   ==========   ==========   ==========

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
________________________________________________________________________________


9.   CAPITAL STOCK (Continued)

            The weighted average number of shares during the current year was approximately 22,934,000 (1996 - 15,083,000, 1995 - 6,315,000).

     (c)  Public Offering
            During the current year, the company completed a public offering for the issuance of 1,000,000 Special Warrants at a price of $5.75 per Special Warrant. Each Special Warrant entitled the holder to be issued one common share and one-half of a common share warrant at a price of $6.75 per share until May 17, 1997. The expiry date of these warrants was later extended to November 17, 1997. To date, none of these warrants has been exercised.

            The total gross proceeds of $5,750,000 are included in share capital. The total costs of $647,910 associated with the offering have been charged to retained earnings. The broker handling the sale of the offering was issued a Brokers Warrant which entitled it to purchase on or before May 17, 1997, 50,000 common shares at an exercise price of $6.75 per share. The expiry date of these warrants was later extended to November 17, 1997. To date, none of these warrants has been exercised.

     (d)  Share Option Plan
            The company has a share option plan under which options to purchase common shares may be granted by the board of directors to directors, officers, employees and eligible service providers of the corporation for terms up to five years at a price equal to the market price prevailing on the date of the grant. The maximum number of options available for grant under the plan is 5,500,000, subject to the approval of the shareholders at the next annual general meeting.

            The following is a summary of the outstanding options which have been granted by the board of directors:

                  Expiry Date         Option Price        Number of Shares
                                           $

            June 5, 2000                 0.62                  440,000
            November 28, 2000            1.27                   30,000
            January 26, 2001             1.86                  200,000
            June 7, 2001                 5.50                   90,000
            October 18, 2001             6.50                   10,000
            October 21, 2001             6.80                    5,000
            October 21, 2001             8.00                    2,500
            February 20, 2002            6.00                    5,000
            February 20, 2002            5.30                   15,000
            July 16, 2002                1.30                  800,000
            July 16, 2002                1.40                  300,000
            September 29, 2002           1.00                  100,000
                                                             ---------
                                                             1,997,500
                                                             =========

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
________________________________________________________________________________



9.   CAPITAL STOCK (Continued)

         Included in the above are the following options which will not vest in favour of the recipients until the shareholders have approved an increase in the maximum number of share options available under the plan from 2,190,000 to 5,500,000:

              Expiry Date             Option Price         Number of Shares
                                          $

            July  16, 2002               1.30                  800,000
            July 16, 2002                1.40                  300,000
            September 29, 2002           1.00                  100,000


10.  INCOME TAXES

     As at May 31, 1997, the company had accumulated income tax losses of $1,793,000 which may be applied against future taxable income. These losses expire as follows:

                       Fiscal Year Ending In:                     $

                                         1998                  114,000
                                         1999                  339,000
                                         2000                   30,000
                                         2001                   84,000
                                         2002                  220,000
                                         2003                  176,000
                                         2004                  830,000
                                                             ---------
                                                             1,793,000
                                                             =========


     In addition, the company has deferred exploration expenditures which are deductible for tax purposes in the amount of approximately $6,200,000 which have been capitalized for accounting purposes.


11.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain material respects from GAAP in the United States. Had the company followed GAAP in the United States, the consolidated balance sheet would have been reported as follows:

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
________________________________________________________________________________



11. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

                                                                                 1997             1996
                                                                                  $                $
      CURRENT ASSETS

      Cash and term deposits                                                 1,647,468        2,863,181
      Cash held in escrow   (NOTE 11A)                                          -             5,297,500
      Marketable securities   (NOTE 11C)                                       178,601          246,991
      Prepaid expenses and sundry receivables   (NOTE 11A)                     109,413           92,675
                                                                            ----------       ----------
                                                                             1,935,482        8,500,347
      INTEREST IN MINING PROPERTIES                                         12,053,053        3,172,373
      INVESTMENT IN MINING SYNDICATES AND MINING
      COMPANIES                                                                217,978          177,978
      LOAN RECEIVABLE                                                          165,396           -
      FIXED ASSETS                                                             372,975           25,448
                                                                            ----------       ----------
                                                                            14,744,884       11,876,146
                                                                            ==========       ==========

      CURRENT LIABILITIES

      Accounts payable and accrued liabilities   (NOTE 11A)                    832,776          425,363

      SHAREHOLDERS' EQUITY

      Capital stock   (NOTE 11B)                                            16,009,525       12,654,140

      Deficit incurred prior to development stage activities   (NOTE 11E)     (968,527)        (968,527)
      Deficit accumulated during the development stage   (NOTE 11E)         (1,155,890)        (356,330)
      Difference between cost and market value of
      marketable securities   (NOTE 11C)                                        27,000          121,500
                                                                            ----------       ----------
                                                                            14,744,884       11,876,146
                                                                            ==========       ==========


     CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

     During the year, the company issued 742,295 common shares (1996 - 740,075, 1995 - 410,000) of its share capital as consideration for the acquisition of mining properties in the amount of $3,244,000 (1996 - $871,000, 1995 - $135,000). These amounts have been included in the consolidated statement of changes in financial position as financing and investing activities. Under GAAP in the United States, these non-cash transactions would not have been shown in the consolidated statement of changes in financial position.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
________________________________________________________________________________


11. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

     Accordingly, the U.S. GAAP subtotals are reconciled as follows:

                                                                 1997          1996          1995
                                                                   $             $             $
        CASH USED IN OPERATIONS PER CANADIAN GAAP                41,917      (192,632)     (148,839)

        Increase in net change in non-cash working capital
        capital balances related to operations   (NOTE 11A)    (159,595)      159,595        -
                                                             ----------     ---------     ---------
        CASH USED IN OPERATIONS PER U.S. GAAP                  (117,678)      (33,037)     (148,839)
                                                             ----------     ---------     ---------
        CASH USED FOR
        INVESTING ACTIVITIES PER CANADIAN GAAP               (9,753,420)   (2,634,560)     (554,379)

        Issuance of shares for the acquisition of
        mining properties included above                      3,244,000       740,075       410,000
                                                             ----------     ---------     ---------
        CASH USED FOR
        INVESTING ACTIVITIES PER U.S. GAAP                   (6,509,420)   (1,894,485)     (144,379)
                                                             ----------     ---------     ---------
        CASH PROVIDED BY FINANCING ACTIVITIES
        PER CANADIAN GAAP                                     8,495,790     4,425,930     1,933,515

        Issuance of capital stock   (NOTE 11A)               (5,137,905)    5,137,905        -

        Issuance of shares for the acquisition of
        mining properties included above                     (3,244,000)     (740,075)     (410,000)
                                                             ----------     ---------     ---------
        CASH PROVIDED BY FINANCING ACTIVITIES
        PER U.S. GAAP                                           113,885     8,823,760     1,523,515
                                                             ----------     ---------     ---------

        CHANGE IN CASH AND CASH EQUIVALENTS
        UNDER U.S. GAAP                                      (6,513,213)    6,896,238     1,230,297

        Cash held in escrow   (NOTE 11A)                      5,297,500    (5,297,500)       -
                                                             ----------     ---------     ---------
        CHANGE IN CASH AND CASH EQUIVALENTS
        UNDER CANADIAN GAAP                                  (1,215,713)    1,598,738     1,230,297
                                                             ==========     =========     =========

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
________________________________________________________________________________



11. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

     The net change in non-cash working capital balances related to operations under Canadian and U.S. GAAP is comprised of the following:

                                                                     1997        1996       1995
                                                                      $           $          $

        Prepaid expenses and sundry receivables                    (16,738)    (57,268)   (29,463)

        Accounts payable and accrued charges                       461,413     236,469    (15,650)
                                                                   -------     -------    -------
                                                                   444,675     179,201    (45,113)
                                                                   =======     =======    =======


        CONSOLIDATED LOSS PER SHARE   (NOTE 11F)                     1997        1996       1995
                                                                      $           $          $

        Primary loss per share as per GAAP in Canada                  .03         .01        .03

        Primary loss per share as per GAAP in the United States       .03         .01        .02

     (a)  CASH HELD IN ESCROW

     Under U.S. GAAP, the cash held in escrow as at May 31, 1996 in the amount of $5,297,500 related to the public offering which closed subsequent to the fiscal 1996 year end would be included on the balance sheet. The adjustments related to these funds would include the following, as at May 31, 1996:

     - An increase in capital in the amount of $5,137,905 (gross proceeds less costs of issuance of $612,095)

     -    A decrease in prepaids of $35,494

     - An increase in accounts payable related to outstanding expenses related to the offering in the amount of $124,101

     (b)  SHARE ISSUE EXPENSES

     Share issue expenses are shown as an increase of deficit as provided under GAAP in Canada. Under GAAP in the United States, these expenses are shown as a reduction of share capital.

     (c)  INVESTMENTS IN SHARES OF PUBLIC COMPANIES

     Under GAAP in the United States, the company's investments in shares of public companies would be classified as available for sale and would be carried at fair market value. Changes in the market value of investments are included as a component of shareholders' equity.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
________________________________________________________________________________



11. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

     (d)  INCOME TAXES

     Deferred tax assets under U.S. GAAP which are offset by a valuation allowance are comprised of the following at May 31:

                                                            1997        1996
                                                             $           $

         Net loss carryforwards                           800,000     560,000
         Exploration and development expenditures       2,800,000   1,130,000
         Costs of raising capital                         310,000     400,000
                                                       ----------  ----------
                                                        3,910,000   2,090,000
         Less:  Valuation allowance                    (3,910,000) (2,090,000)
                                                       ----------  ----------

                                                           -           -
                                                       ==========  ==========



     (e)  DEVELOPMENT STAGE COMPANY DISCLOSURE

     Under U.S. GAAP the company would be considered a development stage company commencing in the year ended May 31, 1993 when it ceased its investment and consulting operations and became a mining development company. As a development stage company, the company is required to provide an income statement and statement of cash flow on a cumulative basis from the date it became a development stage company which are included separately in these financial statements.

     In addition the cumulative loss as a development stage company would be included as a separate portion of the balance sheet as "deficit accumulated during the development stage." The accumulated deficit of the company at the commencement of its operations as a development stage company was $968,527.

     The capital stock issued during the period that the company has been a development stage company is as follows:


DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
_________________________________________________________________________________________________________________

11.     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES
        (CONTINUED)

Date                      Shares Issued      Description                                                   $
YEAR ENDED MAY 31, 1993

Opening balance               9,900,000                                                                  990,101

January 31, 1993              1,500,000      Private placement for $150,000 cash                         150,000

April 26, 1993                   32,105      Issued in exchange for publicly traded shares of
                                             Frankfield Consolidated Corporation based on the
                                             estimated market value of the shares received                13,484
                             ----------                                                                ---------

Cumulative                   11,432,105                                                                1,153,585

YEAR ENDED MAY 31, 1994

June 17, 1993                   100,000      Issued in exchange for consulting assistance                 10,000
                                             related to Frankfield take-over bid based on
                                             agreed upon fee of $10,000

December 23, 1993               100,000      Issued pursuant to option to acquire a 60%                   62,500
                                             interest in Fletcher Lake property based upon
                                             agreed upon price of $62,500

During the year                   1,829      Exercise of warrants issued pursuant to                         914
                                             Frankfield take-over bid at $0.50 per share
                             ----------                                                                ---------


Cumulative                   11,633,934                                                                1,226,999

YEAR ENDED MAY 31, 1995

September 23, 1994           (6,980,353)     Consolidation of shares on a one post-consolidation            -
                                             share for each two and one-half pre-consolidation
                                             shares pursuant to Articles of Amendment

February 28, 1995 through
   May 5, 1995                7,236,000      Initial public offering at $0.30 per share                2,170,800
                             ----------                                                                ---------

Balance forward              11,889,581                                                                3,397,799
                             ----------                                                                ---------




















DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
________________________________________________________________________________________________________________


11.     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES
        (CONTINUED)

Date                      Shares Issued      Description                                                         $
Subtotal from prior
  page                       11,889,581                                                                     3,397,799

March 3, 1995                   100,000      Private placement at $30,000 cash                                 30,000

March 6, 1995                   150,000      Shares issued pursuant to acquisition of interest                 45,000
                                             in Rancheria property in California based on
                                             price of shares issued to public

March 14, 1995                  200,000      Shares issued pursuant to acquisition of interest                 60,000
                                             in Crystal Valley property in Quebec based on
                                             price of shares issued to public

April 18, 1995                   60,000      Shares issued pursuant to acquisition of interest                 30,000
                                             in Fletcher Lake property based on the market
                                             value of shares on date of agreement
                             ----------                                                                     ---------
                             12,399,581                                                                     3,562,799

YEAR ENDED MAY 31, 1996

September 19, 1995              150,000      Shares issued pursuant to acquisition of interest in              90,000
                                             Rancheria property in California based on the market
                                             value of shares on date of exercising of option

January 18, 1996                150,000      Shares issued pursuant to acquisition of interest in             186,000
                                             Leek Springs property in California based on the market
                                             value of shares on date of exercising of option

January 19, 1996                160,000      Shares issued pursuant to acquisition of interest                 80,000
                                             in Pekan River and Mercury Permit, Quebec properties
                                             based on the market value of shares on date of
                                             agreement

January 29, 1996                 30,075      Shares issued pursuant to acquisition of interest
40,000
                                             in Dihourse, Quebec property based on the market
                                             value of shares on date of agreement
                             ----------                                                                     ---------
Balance forward              12,889,656                                                                     3,958,799
                             ----------                                                                     ---------



























DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
_____________________________________________________________________________________________________________________


11.     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES
        (CONTINUED)

Date                      Shares Issued      Description                                                         $
Subtotal from prior
  page                       12,889,656                                                                     3,958,799

February 27, 1996               150,000      Shares issued pursuant to acquisition of interest                372,000
                                             in Rancheria property in California based on the
                                             market value of shares on date of exercising of
                                             option

February 29, 1996               100,000      Shares issued pursuant to acquisition of interest                103,000
                                             in Belitung Island, Indonesia property based on
                                             the market value of shares on date of agreement

April 15, 1996                  350,000      Exercising of promoter's options at $0.40 per share              140,000

During the fiscal year          585,000      Exercising of share options pursuant to share                    290,950
                                             option plan at pricing ranging from $0.40 to $1.27
                                             per share

During the fiscal year        7,841,600      Exercising of warrants issued pursuant to initial              3,136,640
                             ----------      public offering at $0.40 per share                             ---------

                             21,916,256                                                                     8,001,389
                             ==========                                                                     =========

YEAR ENDED MAY 31, 1997

September 19, 1996            1,000,000      Shares issued pursuant to public offering                      5,750,000

October 22, 1996                200,000      Shares issued pursuant to acquisition of interest in           1,290,000
                                             Leek Springs property in California based on market
                                             value of shares on date of exercising of option

October 27, 1996                 23,809      Shares issued as finders fee related to acquisition of           150,000
                                             Indonesian properties based on market value of shares

November 26, 1996                25,225      Shares issued pursuant to acquisition of interest in             140,000
                                             Pekan  River  and  Mercury  Permit,
                                             Quebec   properties  based  on  the
                                             market  value of  shares on date of
                                             exercising of option

January 30, 1997                100,000      Shares issued pursuant to acquisition of interest in             420,000
                                             Nicaraguan property based on the market value of
                                             shares of date of agreement
                             ----------                                                                    ----------
Balance forward              23,265,290                                                                    15,751,389
                             ----------                                                                    ----------






















DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
_____________________________________________________________________________________________________________________

11.     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES
        (CONTINUED)

Date                      Shares Issued      Description                                                         $
Subtotal from prior
  page                       23,265,290                                                                    15,751,389

March 18, 1997                  200,000      Shares issued pursuant to acquisition of                         970,000
                                             interest in Leek Springs, California property
                                             based on the market value of shares on date of
                                             exercising of option

May 15, 1997                     48,485      Shares issued pursuant to acquisition of interest                 80,000
                                             in Mercury Permit, Quebec property based on the
                                             market value of shares on the date of
                                             exercising of option

May 26, 1997                    144,776      Shares issued pursuant to acquisition of interest                194,000
                                             in Pekan River, Quebec property and
                                             Nicaraguan property based on the market value
                                             of shares on the date of exercising of options

During the fiscal year          185,000      Exercising of shares options pursuant to                         147,200
                                             share option plan at price ranging from
                                             $0.62 to $1.27 per share
                             ----------                                                                    ----------
                             23,843,551                                                                    17,142,589
                             ==========                                                                    ==========



     (f)  Loss per share

     Under GAAP in the United States, the computation of primary income (loss) per share considers the weighted average number of shares outstanding during the year plus common share equivalents, such as options and warrants. This method requires that primary income (loss) per share be computed as if the common share equivalents were exercised at the beginning of the year or at the date of issue and as if the funds obtained thereby were used to purchase common shares of the company at their average market price during the year.


12.  COMMITMENTS AND CONTINGENCIES
     During the current year, the company funded all requests made by the former operator of the Belitung Island and Kalimantan Island properties in Indonesia for cash advances to fund it's proportion of the exploration expenditures. Subsequent to the year end, the company received a cash call from its co-venturer on the five Indonesian properties for approximately U.S. $900,000 representing it's alleged unfunded share of the costs to May 31, 1997. The company believes that the exploration activities carried on by the former operator did not follow industry practices which resulted in excessive costs and less verifiable geological information than would be expected if standard industry practices had been followed. Accordingly, the company has refused to make payment on the cash call and while discussions have been held with the co-venturer, an agreement has not been reached. The company has accrued in the accounts, an amount which it believes represents its best estimate of the likely settlement, should the company wish to reach a settlement with the co-venturer at this time.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1997  (IN CANADIAN DOLLARS)
________________________________________________________________________________



13.  SUBSEQUENT EVENTS
     Subsequent to the year end, the company completed the sale of two separate debentures by way of private placement offerings.

     The first sale consisted of a two-year $1.0 million unsecured debenture and 750,000 common share purchase warrants. The debenture is convertible at the option of the holder into common shares of the company at any time in whole or in part at a conversion price of $1.33 per share. Interest on the debenture at an annual rate of 9.75% is payable quarterly in cash or at the company's option, in common shares. The warrants will entitle the holder to purchase an aggregate of 750,000 common shares of the company at a price of $1.33 per share until July 17, 1999. The purchase price for the debenture was satisfied by the payment of $700,000 in cash and a promissory note for $300,000 due July 17, 1998. The broker is entitled to receive a commission of $100,000 and a broker's warrant entitling the broker to purchase 25,000 common shares of the company at an exercise price of $1.33 per share until July 17, 1999. The interest payment on September 30, 1997 was satisfied by the issuance of 19,032 common shares.

     Subsequent to the closing, $50,000 of the $1.0 million debenture was retracted and was exchanged for the issuance of 54,104 common shares of the company.

     The second sale consisted of a three year $500,000 unsecured debenture, and a right to acquire common share purchase warrants upon conversion. The debenture is convertible at the option of the holder into common shares of the company at any time on or after November 26, 1997, in whole or in part at a conversion price equal to the ten-day average trading price of the common shares traded on The Montreal Exchange at the time the conversion rights are exercised. Interest on the debenture at an annual rate of 8% is payable semi-annually in cash, or at the company's option, in common shares. The warrants will entitle the holder to purchase common shares of the company at a price of $1.07 per share, in a quantity to be determined in conjunction with the determination of the conversion price, as described above, until August 29, 1999. The broker received a commission of $50,000 and a broker's warrant entitling the broker to purchase 12,500 common shares of the company at an exercise price of $1.07 per share until August 29, 1999.