Form 20-F
period 1998-05-31
DIADEM RESOURCES LTD
filed 1998-12-15
CIK 1027599

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[x] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                                       OR
[_] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                          For the fiscal year ended
                                       OR
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from __________ to __________

                         Commission file number 0-21799

                              DIADEM RESOURCES LTD.
             (Exact name of Registrant as specified in its charter)
                                 Not Applicable
                 (Translation of Registrant's Name into English)
                                     CANADA
                 (Jurisdiction of incorporation or organization)
                               110 Meadowvale Road
                            Toronto, Ontario M1C 1S1
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act.
                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                  Common Shares
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                            25,887,586 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 13(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.
                                Yes [_]  No [X]

Indicate by check mark which financial statement item the registrant has elected to follow.
                            Item 17 [X]  Item 18 [_]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                                 Yes [_] No [_]

                                GLOSSARY OF TERMS

ABITIBI BELT OF     A vast area of ancient  volcanic rocks extending from Kenora to Sudbury, Ontario to

QUEBEC-ONTARIO:     Chibougamau, Quebec.

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

AIRBORNE MAGNETIC/  A survey made from the air for the purpose of recording  the
AEROMAGNETIC        magnetic  characteristics  of rocks on and below the surface
 SURVEY:            of the earth.


AMPHIBOLES:         Metamorphic  rock  of  primarily  mafic  minerals,   chiefly
                    hornblende.

ANDESITE:           A dark-coloured, fine-grained extrusive rock.

ARCHEAN AGE:        The oldest rocks of the Precambrian Era, formed prior to 2.5 billion years ago.

ASHUANIPI           A unit  of  ancient  sedimentary  rocks  in New  Quebec  and
 FORMATION:         Labrador, with an age of two billion years.

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

DIAMOND DRILL       Rotary drilling using diamond  impregnated bits to produce a
 HOLES:             solid continuous core sample of the rock.


DIAMONDIFEROUS:     Containing  diamond.  A volcanic vent piercing country rock,
DIATREME:           usually the result of an explosive eruption.

DIOPSIDE:           A white to green mineral of the clinopyroxene group.

DIORITE:            An  intrusive   igneous  rock  composed   chiefly  of  sodic
                    plagioclase, hornblende, biotite or pyroxene.

DISSEMINATED:       Fine  particles of mineral  dispensed  through the enclosing rock.

ECLOGITE:           An  ultrabasic   rock   consisting   mainly  of  garnet  and
                    clinopyroxene.

ELECTROMAGNETIC A geophysical method employing the generation of (PROSPECTING): electromagnetic waves at the earth's surface when the waves impinge on a conducting formation or ore body at depth they induce currents that are the source of new waves radiated from the conductors and detected by instruments at the surface.

EPITHERMAL:         A term applied to low  temperature  (100-200C)  hydrothermal processes.

FEASIBILITY:        Program  to  establish  whether  a  mineral  deposit  can be
                    successfully   mined  considering   technical  and  economic
                    parameters.

GABBRO:             A dark, course-grained igneous rock.

GEM QUALITY         A diamond free of flaws,  as far as can be  determined  by a
DIAMOND:            trained  observer  with  the  aid of a  10-power  magnifying glass, and having a colour and other characteristics that do not deleteriously affect its value for use as a faceted ornamental (gem) diamond.

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

HYDROTHERMAL        Pertaining  to hot  water,  especially  with  respect to its action in dissolving, redepositing, and otherwise producing mineral changes within the crust of the globe.

INDICATOR MINERALS: In  connection   with  kimberlite   exploration,   indicator
                    minerals include: pyrope garnet; picroilmenite (also called magnesianilmenite); chrome-diopside; chromite; and diamond.

INTRUSION/          A volume of  igneous  rock that was  injected,  while  still
 INTRUSIVE:         molten, into the earth's crust or other rocks.

KIMBERLITE/OLIVINE: Uneven-grained,   ultramafic   rock  in  which  the  visible
                    minerals may include olivine, phlogopite, pyrope

LAMPROITE:          Garnet,   picroilmenite  and   chrome/diopside,   which  are
                    cemented  by  a  groundmass  that  may  include  serpentine, calcite, and chromite.  Kimberlite and olivine lamproite are the only  known  types of  intrusive  rock  (primary  source rocks) that may carry  diamonds from the depths of the earth to the surface and may form primary  diamond  deposits.  The
                    principal   distinction   between   kimberlite  and  olivine
                    lamproite is based on geochemical grounds.

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

MEHRTENS            A widespread  local unit of volcanic  flows and mudslides in
 (VOLCANICS):       eastern California approximately 12 million years old.

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

OVERBURDEN:         Loose or  consolidated  rock that overlies a mineral deposit and must be removed prior to mining.

OXIDIZED:           Decomposed by exposure to the atmosphere and ground water.

PAYSTREAK:          That portion of a vein which carries the profitable ore.

PENTLANDITE:        Nickel  iron  sulphide,  the  most  common  nickel  ore.  An
PERIDOTITE:         intrusive igneous rock consisting mainly of olivine.

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

PORPHYRY:           Any  igneous  rock in  which  relatively  large  conspicuous crystals are set in a finer-grained groundmass.

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

SCHIST:             A  foliated  metamorphic  rock the  grains  of which  have a
                    roughly  parallel   arrangement,   generally   developed  by
                    shearing.

SERICITE:           A white,  fine-grained  potassium  mica  occurring  in small scales  and  flakes  as an  alteration  product  of  various aluminosilicate  minerals,  having a silky lustre, and found
                    in  various   metamorphic  rocks,   especially  schists  and
                    phyllites or in the wall rocks, fault gouge and vein fillings of ore deposits.

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

ULTRAMAFIC:         An igneous rock composed chiefly of mafic minerals,  such as monomineralic rocks composed of hypersthene, augite or olivine.

VEIN: Sheet-like body of minerals formed by fracture-filling or replacement of the host rock.

XENOCRYST:          A  mineral  found  in an  igneous  rock  but  which  did not crystallize in the same place at the same time as the containing rock.

XENOLITH:           An inclusion of a pre-existing rock in an igneous rock.

The rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was, as at December 4, 1998, $0.6515 (U.S.$1.00 = CDN$1.5350).

All currency amounts are expressed in Canadian dollars unless otherwise stated.

Item 1 DESCRIPTION OF BUSINESS

                                     GENERAL

The Company was formed in Ontario under the Business Corporations Act on June 1, 1989 by the amalgamation of Howe Exploration & Development Co. Limited and Merigomish Investments Limited. On April 20, 1993, the Company filed Articles of Amendment changing its name from Howe Exploration & Development Co. Limited to Howex Enterprises Ltd. The Articles of Amendment also served to remove the private company restrictions from its Articles. On September 23, 1994, the Company filed Articles of Amendment changing its name to Diadem Resources Ltd. and consolidating its issued common shares on the basis of one post-consolidation common share for each two and one-half pre-consolidation common shares. The registered head office of the Company is located at 350 Bay Street, 7th Floor, Toronto, Ontario, M5H 2S6, while its principal office is located at 110 Meadowvale Road, Toronto, Ontario, M1C 1S1.

                           THE BUSINESS OF THE COMPANY

The Company and its predecessor company prior to amalgamation, Howe Exploration & Development Co. Limited, have been in the mineral exploration business in Canada and elsewhere since May, 1965. The Company was a contractor for mine development in the years 1965-1975 and has been an investor in properties and shares of mining companies and a consultant to mining companies since then. The Company currently has interests in mining properties situated in El Dorado County, California; Northern Quebec, Canada; the La India District, Nicaragua and on Belitung Island in Indonesia. The Company also owns an interest in Waseco Resources Inc. ("Waseco") which is engaged in the exploration and development of an alluvial gold prospect on the Island of Kalimantan, Indonesia and two hard rock gold prospects on the Island of Java, Indonesia. Diadem is a development stage company, and while it has not yet determined that its properties contain economically recoverable reserves. Diadem anticipates completing a favourable feasibility study in respect of its Nicaragua gold property within the next 24 month period and Waseco has completed a favourable feasibility study in respect of its alluvial gold prospect in Kalimantan, Indonesia.

RISK FACTORS

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

Financial Resources of the Company

The Company currently does not have any revenues and has not paid any dividends since its incorporation. The financial resources of the Company may not be sufficient to bring into production any economic deposit which it might discover. Given that the Company does not have a property that has yet been the subject of a mine feasibility study and given the above risk factors, it is unlikely that the Company will make a profit in the near future. The work programs may be interrupted at any time in the event that the Company does not have the necessary funding to carry out future work required. The further development and exploration of the various mineral properties in which the Company holds interests depends upon the Company's ability to obtain additional financing through any or all of the joint venturing and syndication of projects, debt financing, equity financing or other means. Such funding may dilute the interests of existing shareholders. There is no assurance that the Company will be successful in obtaining such additional financing. Furthermore, even if such financing is successfully completed, there can be no assurance that it will be obtained on terms favourable to the Company or providing the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial condition.

Uninsured Risks

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities and would adversely affect the Company's financial position.

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

Nicaragua

Under Nicaraguan law, the Ministry of the Environment and Natural Resources ("MARENA") is the government entity responsible for the preservation of the environment. The Company intends to follow required procedures with respect to the environment, including monitoring of the effluent from mining operations.
MARENA  has   approved  the  initial
environmental impact study. Further environmental permitting will be required from time to time to maintain compliance with MARENA requirements as they evolve.

Indonesia

The mining industry in Indonesia is subject to legislation regarding environmental protection and preservation. The applicable legislation is set out in each Mining Authorization ("Kuasa Pertambagan" or "KP") or Contract of Work ("COW") document, and all contracting parties are required to comply with these requirements. To assist in the determination of the impact a proposed mining operation may have on the natural resources, biological resources and human settlements in a particular area, the contracting party is required to include an Environmental Impact Study with the feasibility study submitted for each property. This was completed and approved by the government for the alluvial gold project on the Island of Kalimantan.

DESCRIPTION OF MINERAL EXPLORATION AND DEVELOPMENT PROPERTIES

UNITED STATES

(i)  LEEK SPRINGS, ELDORADO COUNTY, CALIFORNIA

Location And Access

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

Mining Rights and Titles

By Agreement dated November 6, 1995 between the Company and Silverstone, the Company obtained a 10% interest in 215 recorded claims described below, technical data and any other claims or mining rights acquired by Silverstone within a specified area of interest (herein, the "Area of Interest") . The property originally consisted of 215 unpatented mining claims which covered approximately 4,300 acres. In August 1998, the Company reduced the claim number to 125 covering 2,500 acres. These comprise the following: Adrienne (10 claims), Judy (43), Susan (19), and Michelle

(53). The total area claimed encompasses the known outline of the Adrienne lamproitic breccia (Adrienne pipe). The Company currently a 40% interest in these claims as described below.

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

To acquire an additional 15% interest, bringing its aggregate position to 55%, the Company would be required, on or before August 2, 1999, to (i) pay Silverstone an additional sum of $100,000 U.S., (ii) deliver an additional 200,000 common shares of the Company in October 1998, (iii) provide technical data and financial statements establishing cumulative expenditures of $4,000,000 U.S. by August 2, 1999, and (iv) complete cumulative expenditures of $5,000,000 U.S. by August 2, 2000. The Company has completed cumulative expenditures of CDN $3,362,000 (U.S. $2,175,000) as at May 31, 1998 and delivered 200,000 shares in
October 1998.

Regional  History

Since 1848, approximately 810 alluvial diamonds have been found in California. No accurate records were kept. The majority of diamonds were found by chance in the sluices used in gold mines. The only attempt at diamond exploration occurred at the Cherokee Diggings in Butte County, where between 400 and 500 small diamonds were recovered from gold-bearing gravels. A small eclogite, a potential diamond source rock, was located nearby, but proved to be barren.

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

The Leek Springs property is located at the headwaters of the present-day north fork of the Cosummes River and coincidentally at the ancestral headwaters of the Tertiary Mokelumne River, twelve miles east-northeast of the Volcano-Rancheria district. The Tertiary Mokelumne River contained widespread gold-bearing and diamond-bearing gravels. The richest diamond-bearing gravels were in the Volcano
- Rancheria mining district. Alluvial diamonds were also found throughout the channel gravels as well as the tributaries flowing into the main channel. Recorded recoveries of diamonds decreased during the later part of the nineteenth century due to the introduction of stamp mills that crushed the gravels and diamonds. Interpretation of the available historical records on diamonds in California by Silverstone indicates that the majority of the stones recovered were of gem quality. This interpretation is consistent with worldwide experience with alluvial diamonds; flawed diamonds will not survive in a river environment. Diamonds recovered and authenticated range in size from microscopic particles up to 6 carats with an average size estimated at 0.8 carats.

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

Regional Geology and Mineralization

The greater part of the claims are underlain by volcanics with granite adjacent to the claim area. The granite rocks are unconformably overlain by Pliocene Mehrten Formation Andesitic volcanics. In one area, geophysical data partially supported by geological mapping indicates a fault contact between the granite and Mehrten volcanics. The lowest Mehrten Formation Volcanics, where outcropping, are andesitic mud slides and flow breccias composed of angular to sub-rounded, cobble sized blocks of andesitic rocks in a hard, fine-grained, mud matrix. At higher elevations, in the northern and north eastern part of the claims, no outcrops are exposed. Abundant boulders and cobbles, sub-rounded to sub-angular, of a light coloured massive, medium grained andesitic rock with scattered, occasional, large amphiboles predominate. The distribution of the "boulder fields" of this andesitic rock type coincides with elevated magnetic intensity, and are clearly visible on the contoured magnetic map. The area between the massive andesites and outcropping granites is covered by buff to light brown soils which contain small fragments of different andesite rocks.

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

Based on the heavy mineral data, Silverstone staked a number of unpatented mining claims, the "Adrienne Claims", in 1994. Detailed sediment sampling of creeks and dry gulches draining the Adrienne Claims was undertaken in the summer of 1995 by Silverstone. Heavy mineral concentrates (total 18) contained the following suite of minerals: clinopyroxenes, diopside, olivine, amphiboles, chrome spinels, ilmenite, orthopyroxenes, aluminum spinels, and an assorted variety of garnets, zircons and other minerals. These minerals included conventional indicator minerals, chrome spinels and chromium diopside, as well as many other minerals. Plotting of the heavy mineral results, in conjunction with the geophysical data, helped select drill sites for the fall drilling of 1995.

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

Current work is designed to discover additional vents or pipes on the 75% of the property still unexplored. A due diligence report by Dr. Mousseau Tremblay indicates that the volcanic breccia is an olivine lamproite. This is significant since the largest diamond mine in the world, the Argyle Mine in Australia, is from a lamproite deposit. On the basis that the diamond bearing pipes usually occur in clusters. Dr. Tremblay recommended further exploration to discover additional pipes on the property. Following his recommendations, the Company carried out geological mapping and an airborne magnetometer survey to follow-up. Dr. George Wahl interpreted the results of the airborne magnetometer survey. He identified three probable diatremes believed to be the major volcanic vents through which ash-flow breccia was erupted. One diatreme lies in close proximity to the diamond drill holes which returned diamonds on caustic dissolution of the core. It is circular, with a diameter of 1500 feet and an area of about forty acres. It is situated in the valley of the middle fork of the Camp River.

Another diatreme with a positive magnetic core and a negative rim is situated immediately south of Podesta Camp. The core is about 1000 feet in diameter and the rim has a width of about 1000 feet. This anomaly covers almost 160 acres. The magnetic pattern is similar that mapped over the Mwadui Pipe in Tanzania with the volcanic neck (positive) and its flanks of volcanic ejecta (negative).

The third inferred diatreme is similar to the one described above in that it has a positive core and a negative rim. The diameter of its positive core is about 1200 feet with a 400 foot negative rim. This anomaly covers almost 46 acres. It lies near Singleton Springs at the headwaters of Cosummes River.

The next plan of work calls for the investigation of these diatremes by a ground magnetic survey, and sampling of outcrops, followed by drilling. This work has been delayed pending financing.


LA INDIA, NICARAGUA

Location

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

Mining Rights and Titles

The La Mestiza property is held under an Exploitation Permit by Empresa Minera La Mestiza S.A. ("EMLM").The Company entered into an option agreement with Archon Prospecting Syndicate ("Archon") on December 10, 1996, to acquire up to a 68.25% interest in the 200 hectare gold property known as the Espinito-Mendoza concessions (hereinafter referred to as the "La Mestiza" property). Archon had acquired an interest in the La Mestiza property when it entered into an option agreement on November 28, 1996 with EMLM. The terms of the Company's agreement, as subsequently amended by amending letter agreement dated November 21, 1997 may be summarized as set out below. The Company was required to pay to Archon, by January 10, 1997, U.S.$50,000, in partial repayment of the approximately $300,000 Archon had spent on exploration activities and deliver to Archon 100,000 shares of the capital of Diadem and within 175 days of December 11, 1996 pay 100,000 shares. Diadem also assumed the responsibilities of Archon in its option agreement with EMLM, including a payment of U.S.$110,000 to EMLM in partial repayment of prior expenditures by EMLM on the concessions. Within 350 days from December 11, 1996, Diadem was required to pay Archon an additional U.S.$75,000 and deliver 200,000 common shares of Diadem. The Company has delivered the shares and has paid U.S.$5,000; the balance of U.S.$70,000 is to be paid on or before June 25, 1999. The Company was scheduled to pay U.S. $100,000 and issue 200,000 shares by April 19, 1998. An extension has been granted to pay the funds and the shares were issued on May 12, 1998. By September 6, 1999, Diadem will be expected to pay Archon an additional U.S.$125,000 and deliver, subject to regulatory approval, an additional 200,000 common shares of Diadem. Further, Diadem will be required to fund all exploration and development expenditures through to the commencement of production of La Mestiza. This program is to be completed in five phases, with Diadem earning a 13.5% interest upon the completion of each of the phases, such that upon payment of the foregoing fees and shares and completion of the phases, Diadem shall have earned a 67% interest. Diadem shall have the option of increasing its interest to 68.25% by paying EMLM the sum of $200,000 within two
(2) years after the date of commencement of commercial production. Archon would hold a 1.75% interest and the remaining 30% held by Nicaraguan Joint Venturer.

Regional History

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

In 1983, INMINE, the Nicaraguan Mining Institute, proposed an evaluation and exploration program of the La India district, that was conducted by Russian geologists from the Zarubezhgeologia organization. Their final report was presented in 1991 and their calculations revealed a proven, probable and possible reserve of 2.5 million tons with a probable average of 9.0 grams per ton from four veins: Espinito, Tatiana, Buenos Aires and Jicaro.

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

The Company has received a proposal from the Sheridan Platinum Group Ltd. to establish a 50 ton/day mill on the La Mestiza gold property. Assuming the economics of the project appear feasible for further expansion, Sheridan will expand the facilities in stages to 500 tons/day.


CANADA

PEKAN RIVER AND SARAH LAKE, QUEBEC

Location and Access

The Pekan River Prospect covering 1800 hectares is located in Courchesne Township, 50 kilometres south of the nearest town, Fermont, Quebec. The Sarah Lake Project, 1600 hectares, is located in Desportes Township, 90 kilometres southeast of Fermont. Both properties are accessible by float-equipped or ski-equipped aircraft from Wabush, Labrador. There is limited road access along the lines supplying hydroelectric power to the areas. Fermont has rail access to the port of Port Cartier.

The Pekan River property was selected as one of the many untested gossans or showings of copper-nickel-copper mineralization in the area to the east or the south of the Labrador Trough. There are some similarities to the geology of the recent copper-nickel discovery at Voisey's Bay, Labrador. Both occurrences are in gneissic rocks of Archean age. Both occurrences have copper-nickel and cobalt mineralization, with negligible platinum and gold. Pekan River and Voisey's Bay sulfides both occur at the base of ultramafic rock, which are overlain by lighter coloured rocks. The two deposits differ in the Pekan River deposit is conformable with the overlying rock, while at Voisey's Bay, the nickel-bearing rocks cut across both the underlying and overlying rock units.

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

Pursuant to the July 21, 1995 agreement, as amended, the Company optioned a 51% interest in the Permits. To acquire the 51% interest, the Company was required, on or before May 30, 1996, to (i) pay to Beaver the sum of $9,200.00, representing Beaver's out-of-pocket expenses in prospecting and rental fee payments on the Permits (ii) deliver to

Beaver $40,000.00 worth of the Company's common shares, and (iii) commit to complete one year's assessment work on the Permits. These conditions were fulfilled by the Company delivering 80,000 shares, and by doing so, the Company secured an option to acquire a further 19% interest in the Permits. The Company has been advised by Beaver that the #1017 exploration permit is valid until May 23, 2000 and is in good standing until May, 1998 at which time renewal fees must be paid and suitable assessment work filed. Exploration permit 1106 is valid until October 25, 2000, provided the Company pays annual renewal fees and files assessment work within the time required. Renewal fees and assessment work were delivered.

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

To increase its aggregate position in the Permits to 90%, the Company would be required, on or before May 30, 1998 to deliver to Beaver $60,000 worth of common shares in the capital of the Company. This was not delivered and the Company retains an 80% interest in both properties. Beaver retains a one and one-half percent net smelter return on the property.

Regional History

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

Exploration Results

Pegma Lake Sulfide Deposit

At Pegma Lake, the ultramafic portion of the sill is up to 70 meters in true thickness, with the western and northwestern sectors removed by erosion. The geophysical survey over this area showed a strong magnetometer response from the ultramafic sill, extending for 4,100 feet from a line 1,500 feet north to 2,600 feet south. The Company carried out a surface sampling program together with a review of available geological data. This sampling confirmed widespread mineralization at the base of an ultramafic sill. Based on this information, Diadem carried out magnetometer and electromagnetic surveys of part of the Pekan River property. In February, 1996 Diadem carried out a 3,000 metre diamond drilling program. This program consisted of 24 drill holes, including eight drill tests down dip from the original find. The other 16 holes tested various electromagnetic conductors in other parts of the survey area. In July, 1996, the Company announced that mobilization was underway to resume drilling of the copper-nickel deposit at Pekan River. After drilling resumed in July, 1996, 47 additional holes were drilled, resulting in a total of 71 holes drilled to date.

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

Geophysical surveys have indicated additional targets on the property. Further drilling is required to bring this property to feasibility study stage. The Company intends to joint venture the property to finance the next stage of exploration and development.

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

The Sarah Lake Peridotite

The Sarah Lake Permit, 1,600 hectares, is situated 7 km south-east of the Pekan River permit, and was staked by the Beaver Syndicate on behalf of Diadem because of an ultramafic sill similar to the one at Pekan River. Surface samples analysed up to 2.15% copper, 0.3% nickel, 0.61 gm/tonne gold, 0.64 gm/tonne platinum and 0.60gm/tonne palladium. Twelve short holes confirm an average metal content of 0.35% copper, 0.03% nickel and 0.30gm/tonne of gold, equivalent over an area of 1,000 metres by 400 metres. The most encouraging hole was No. 8, which intersected 10.2 metres averaging 0.75% copper, 0.12% nickel and 0.35 gm/tonne of gold, platinum and palladium. The sill has not been explored at depth and future work has been recommended to test the base of the sill where the metal values are normally the highest in ultramafic sills. A joint venture partner is being sought to further develop this deposit.


OTHER INTERESTS

During the fiscal year-end May 31, 1998 the Company abandoned its interests in the Mercury permit, Quebec property and the Lac de Gras area property in the Northwest Territories. The claims were allowed to lapse and the properties were written off the balance sheet.


MINERAL RESOURCE EXPLORATION AND DEVELOPMENT IN INDONESIA

Geography

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

Foreign mining tenure in Indonesia can only be held through a COW. COWs are agreements with the Indonesian government, pertaining to a particular project or area of land, covering all aspects of a project, from exploration through development and production. The maximum area for a COW is 250,000 hectares, but there is discretion to grant a COW that covers a larger area. A COW is formally granted by the President of Indonesia, after negotiation with the appropriate government agency, depending on the type of minerals being sought. A COW will only be granted over areas with pre-existing KPs if the owner of the KP consents to its incorporation in the COW. This usually involves the KP owner becoming a minority shareholder in the PMA company (see below) established to enter into the COW.

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


------------------------------------------------------------------------------------------------------------------------------------
STAGE                INITIAL PERIOD (+ EXTENSIONS YEARS)                      CUMULATIVE PERCENTAGE OF ORIGINAL
                                                                                   AREA TO BE RELINQUISHED %
------------------------------------------------------------------------------------------------------------------------------------
General Survey                  1 (+1)(1)                                      25
------------------------------------------------------------------------------------------------------------------------------------
Exploration                     2 (+1+1)                                       50, by the end of yr. 2
------------------------------------------------------------------------------------------------------------------------------------
Feasibility Study               2 (+1+1)                                       75, with remaining area not more
                                                                               than 62,5000 hectares
------------------------------------------------------------------------------------------------------------------------------------
Construction                    Schedule to be approved by the                 Mining Area identified in
                                Ministry of Mines and Energy                   feasibility report to be approved
                                                                               by the Minister.
------------------------------------------------------------------------------------------------------------------------------------
Operating                       30 (2)                                                  ----
------------------------------------------------------------------------------------------------------------------------------------


(1) Generally, any unexpired period relating to a SIPP may be added to the general survey period

(2) Seventh generation draft COWs require the operating period to begin within seven years of the beginning of the general survey period.

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

The final step is the approval of the COW by the Indonesian Government, particularly the Parliament, the Foreign Investment Coordinating Board and the President. The Minister of Mines and Energy is then authorized by the President to sign the COW on behalf of the Government of Indonesia.

There is currently a six to twelve month wait to have COW applications processed. Companies are able to commence exploration activities during this application period only by applying for a Preliminary Survey Permit ("SIPP") and posting the seriousness bond required at the time the application for the COW is lodged, which replaces the former performance bond of U.S. $100,000 per COW application and U.S. $0.25 per hectare. No mining is permitted under a SIPP, but the applicant may conduct geological, geochemical and geophysical investigations in the area reserved for the COW.

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

Mining Rights and Titles

By agreement dated September 30, 1995 between the Company and GKM, the Company and GKM agreed to form a joint venture to develop base metal deposits and tin deposits on Belitung Island. The property which is the subject of the agreement contains one of the most important known primary tin deposits in the southeast Asian tin belt. Pursuant to this agreement, the Company acquired the rights to earn a 90% interest in the property for an expenditure of $1,000,000 U.S. over two years and payment of 100,000 common shares in the capital of the Company. By agreement made with Bresea Resources Ltd. ("Bresea") on February 6, 1996, the Company agreed to include Bresea in the joint venture and transfer to Bresea a right to acquire a 60% working interest in the property, with the Company retaining a right to acquire a 30% working interest in the property. Bresea was required to pay the first $100,000 U.S. of exploration expenditures on the property.

From the work conducted to-date, the joint venture has earned a 90% interest in this zinc-lead-silver and tin property. The property was mined as a tin deposit by Billiton Mining from 1905 until the war interrupted production in 1941. After the COW system of permits was instituted by the government, BHP Minerals ("BHP") acquired a second generation COW to mine tin in 1972. Its work led to the identification of a zinc-lead-silver zone in three sedimentary beds parallel to the tin bed. Although not explored for base metals, these beds were intersected by drill holes and adits from surface. As a result of this exploration and a subsequent geochemical survey, these beds were traced for a strike length of 7.5 kilometres. Tin mining ceased when the price of tin collapsed in the mid-1980's and the C.O.W. reverted to the Indonesian partner, P.T. Gunung Ki-Kara Mining ("GKM").

Over US$2 million has been spent since mid 1996 by the joint venture partners. A due diligence report by the Company's consultant summarized the results as 13,000,000 tonnes of indicated and inferred resources within a 1.5 kilometre section of 7.5 kilometre indicated strike length averaging 8.5% zinc, 4.25% lead and 2.00 ozs. silver per tonne.

Bresea was notified by the Indonesian government in May, 1997 that all mineral exploration activities of Bre-X Minerals Ltd. and its affiliated companies had been suspended. Bresea is an affiliated company of Bre-X, owning more than 20% of its issued common shares. As a consequence, Bresea has advised the Company of its intention to divest itself of its interests in the joint venture. The Company is currently looking for a joint venture partner and the Company does not intend to allocate any exploration funding for this project until a new joint venture relationship is formed. The Company has reached an agreement with the receiver for Bresea, Pricewaterhousecoopers to purchase Bresea's interest for 600,000 common shares of Diadem, subject to Montreal Exchange approval. As part of the agreement Bresea will provide U.S. $21,000 to carry part of the maintenance costs of the property.

The Company also formed joint ventures with Bresea to obtain 7th Generation COWS on two other properties on Belitung Island. Tikus is a tin plus lead-zinc and copper prospect, while Lilangan is a gold prospect. The applications for the COWs have not yet been approved by the Indonesian government. Bresea has agreed to withdraw from these applications. The Company is currently looking for a joint venture partner(s) on these projects as well and the Company does not intend to allocate any exploration funding for these projects until new joint venture relationships are formed for each.


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

The agreement between the Company and AMBM provided that the Company could earn its 60% interest in the shares of AMBM by completing a bankable feasibility study. An option of this interest was transferred to Waseco in exchange for up to 7,000,000 common shares of Waseco, and completion of the feasibility study or a minimum expenditure of U. S. $1,500,000 by Waseco.

Waseco began its work by completing due diligence drilling of the Kahayan River with lines of holes drilled between the lines of the previous joint venture. The feasibility study, conducted by alluvial consultants Alcon Ltd., Thailand, was completed in October 1997 and approximately U.S.$1,500,000 was spent by Waseco. The study has confirmed proven, probable and possible reserves of 150,893,000 cu. metres of gravel in the river and associated meanders averaging 0.154 gm/cu. metre containing over 700,000 ounces of gold mineable by a dredge at an average cost of U.S.$136 per ounce. With the recovery of zircon as a by-product this cost is reduced to U.S. $93 per ounce.

It is recommended that initially a dredge capable of treating 3.6 million cu. metres per year be installed to commence production immediately at a capital cost of U.S.$8 million. Subsequently, in year two, a second dredge capable of 5 million cu. metres should be installed, thus producing 50,000 ounces of gold per year from the two dredges. During year two a feasibility study is expected to be completed on the terrace gravel deposit.

The initial agreement with Waseco also provided that the Company would assist Waseco in acquiring mineral resource properties of merit in Indonesia on a right of first refusal basis, with the exception of the Company's Belitung Island interests. Two projects were subsequently acquired by Waseco in this fashion. Both are hard rock gold prospects located on the Island of Java.

The Company has received 7,000,000 shares of Waseco. The Company has disposed of 1,000,000 of its Waseco shares in private and open market transactions with third parties. The proceeds of sale were loaned to Waseco to finance payables relating to the completion of the feasibility study and for working capital urposes. Diadem paid a finders fee of 250,000 common shares to parties that introduced Diadem to Waseco. Diadem currently holds 5,750,000 common shares, representing approximately 38% of the issued shares of Waseco on a non-diluted basis.

Under the initial agreement with Waseco, the Company was entitled to nominate two individuals for membership on the Waseco Board. Mr. A.C.A. Howe became the President and a director of Waseco on May 8, 1996 and on the same date, Mr. Derek Bartlett, a director of the Company and Mr. Michael Bird became directors of Waseco. Mr. Bird also became an officer of the Company on May 17, 1996. The Waseco board of directors currently has five members, two of whom are directors of the Company.

Item 3. Legal Proceedings.

The Company is not involved in nor is aware of any litigation or impending litigation.

Item 4. Control of Registrant.

     (a)  Not applicable.

     (b) The following table lists, as at December 10, 1998, the beneficial share holdings in the Company of all persons or companies who are known to the Company that beneficially own, directly or indirectly, ten percent or more of the issued and outstanding common shares, and the directors and officers of the Company as a group:

                          (2)
     (1)            Identity of Person                  (3)                  (4)
Title of Class          or Group            Amount owned     Percent of class
--------------      ------------------      ------------     ----------------


Common Shares       Directors and Senior     1,539,641(1)         5.50%
                    Officers as a group
                    (eight persons)

(1) Total does not include common shares issuable upon exercise of incentive stock options granted by the Company.

(c) None.

Item 5. Nature of Trading Market.

The Company was listed on the Montreal Exchange on March 24, 1995. The closing price range and trading volume of the Company's common shares on the Montreal Exchange during the periods indicated are as follows:

                                           Closing Price
                                           -------------
Period (Calendar Year)              High                   Low                      Volume
----------------------             -----                  ----                   ----------
March 24-31, 1995                  $0.60                  $0.40                     347,800
2nd Quarter, 1995                   0.71                   0.47                   2,020,074
3rd Quarter, 1995                   1.81                   0.42                   6,076,227
4th Quarter, 1995                   3.25                   0.75                  12,478,847
1st Quarter, 1996                   2.90                   1.15                  11,614,502
2nd Quarter, 1996                   8.25                   2.75                  17,634,839
3rd Quarter, 1996                   8.60                   5.15                   9,562,263
4th Quarter, 1996                   8.30                   4.70                   6,071,083
1st Quarter, 1997                   5.85                   2.85                   8,299,445
2nd Quarter, 1997                   3.15                   1.00                   8,590,404
3rd Quarter, 1997                   1.45                   0.90                   2,879,179
4th Quarter, 1997                   1.18                   0.33                   3,960,546
1st Quarter, 1998                   0.90                   0.38                   2,122,746
2nd Quarter, 1998                   0.70                   0.32                   1,552,353
3rd Quarter, 1998                   0.70                   0.12                   2,896,485
October, 1998                       0.35                   0.20                     743,091
November, 1998                      0.50                   0.20                   1,659,007
December 1 - 10, 1998               0.35                   0.21                     576,477

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

The Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold Flevels, to file an application for review with Investment Canada, the federal agency created by the Act.

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

------------------------------------------------------------------------------------------------------------------------------------
                                            As at May 31,    As at May 31,     As at May 31,       As at May 31,     As at May 31,
                                          1998 or the Year  1997 or the Year 1996 or the Year    1995 or the Year   1994 or the Year
                                             then Ended       then Ended        then Ended          then Ended        then Ended
------------------------------------------------------------------------------------------------------------------------------------

                           [Canadian Dollars and Share Numbers in Thousands except per share amounts]
------------------------------------------------------------------------------------------------------------------------------------
Working Capital                              $   (886)        $  1,706           $  2,616            $  1,249         $     60
------------------------------------------------------------------------------------------------------------------------------------
Cash and Term Deposits                             86            1,647              2,863               1,264               34
------------------------------------------------------------------------------------------------------------------------------------
Mineral Properties                             13,877           12,053              3,172                 507               82
------------------------------------------------------------------------------------------------------------------------------------
Share Capital                                  17,992           17,142              8,001               3,563            1,227
------------------------------------------------------------------------------------------------------------------------------------
Deficit                                        (5,086)          (3,257)            (1,810)             (1,755)          (1,193)
------------------------------------------------------------------------------------------------------------------------------------
Net Loss for the Year                          (1,828)            (800)               (42)               (160)            (114)
------------------------------------------------------------------------------------------------------------------------------------
Interest Income                                   117              188                 55                  16             --
------------------------------------------------------------------------------------------------------------------------------------
Administrative Expenses                         1,175              785                270                 122              101
------------------------------------------------------------------------------------------------------------------------------------
Property Write Downs                              879              238                 35                  58               23
------------------------------------------------------------------------------------------------------------------------------------
Gain on Marketable Securities
and Investments                                   113                8                208                   4                9
------------------------------------------------------------------------------------------------------------------------------------
Net Loss per Share                           $  (0.07)        $  (0.03)          $  (0.01)           $  (0.03)        $  (0.02)
------------------------------------------------------------------------------------------------------------------------------------
Shares Outstanding                             25,888           23,844             21,916              12,400            4,654
------------------------------------------------------------------------------------------------------------------------------------
Fully Diluted Shares Outstanding               31,367           26,389             23,391              21,022            4,894
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                                   15,466           14,702              6,423               1,927              194
------------------------------------------------------------------------------------------------------------------------------------

     The following table sets forth selected historical information concerning the Company presented in accordance with U.S. GAAP and is qualified by reference to the consolidated financial statements and notes thereto. See "Financial Statements".

------------------------------------------------------------------------------------------------------------------------------------
                                      As at May 31,         As at May 31,         As at May 31,     As at May 31,    As at May 31,
                                     1998 or the Year     1997 or the Year     1996 or the Year  1995 or the Year   1994 or the Year
                                        then Ended           then Ended            then Ended        then Ended        then Ended
------------------------------------------------------------------------------------------------------------------------------------

                                 [Canadian Dollars and Share Numbers in Thousands except per share amounts]

------------------------------------------------------------------------------------------------------------------------------------
Working Capital                         $   (870)             $  1,103              $  8,075        $  1,249         $    (60)
------------------------------------------------------------------------------------------------------------------------------------
Cash and Term Deposits                        86                 1,647                  8.11           1,264               34
------------------------------------------------------------------------------------------------------------------------------------
Mineral Properties                        13,877                12,053                 3,172             507               82
------------------------------------------------------------------------------------------------------------------------------------
Share Capital                             16,859                16,010                12,654           3,090            1,157
------------------------------------------------------------------------------------------------------------------------------------
Deficit                                   (2,984)               (1,156)                 (356)           (314)            (154)
------------------------------------------------------------------------------------------------------------------------------------
Net Loss for the Year                      1,828                  (800)                  (42)           (160)            (114)
------------------------------------------------------------------------------------------------------------------------------------
Interest Income                              373                   188                    54              13             --
------------------------------------------------------------------------------------------------------------------------------------
Administrative Expenses                    1,175                   785                   270             122              101
------------------------------------------------------------------------------------------------------------------------------------
Property Write Downs                         879                   238                    35              58               23
------------------------------------------------------------------------------------------------------------------------------------
Gain on Marketable Securities
and Investments                              113                     8                   208               4                9
------------------------------------------------------------------------------------------------------------------------------------
Net Loss per Share                      $  (0.07)             $  (0.03)             $  (0.01)       $  (0.02)           (0.02)
------------------------------------------------------------------------------------------------------------------------------------
Shares Outstanding                        25,888                23,844                22,916          12,400            4,654
------------------------------------------------------------------------------------------------------------------------------------
Fully Diluted Shares Outstanding          31,267                26,389                24,941          21,022            4,894
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                              15,494                14,745                11,876           1,942              199
------------------------------------------------------------------------------------------------------------------------------------

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

                                Year Ended May 31
--------------------------------------------------------------------------------
                                    1998      1997      1996      1995      1994
--------------------------------------------------------------------------------
       End of Period               .6868     .7247     .7297     .7300     .7223
--------------------------------------------------------------------------------
       Average for Period          .7066     .7326     .7345     .7255     .7482
--------------------------------------------------------------------------------
       High for Period             .7305     .7513     .7527     .7457     .7865
--------------------------------------------------------------------------------
       Low for Period              .6832     .7151     .7224     .7023     .7166
--------------------------------------------------------------------------------

On May 29, 1998, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $0.6863 (US$1.00 = CDN$1.4571). As of December 4, 1998 the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $0.6515 (US$1.00 = CDN$1.5350)

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

MANAGEMENT DISCUSSION OF RESULTS

This discussion and analysis of the operating results and the financial position of the Company should be read in conjunction with the financial statements and the notes thereto forming a part of this Annual Report.

OPERATING RESULTS

The Company has incurred operating losses during the four-year period ending May 31, 1998 as there have been no sources of operating revenue during this period. Income during the current year has been derived from interest on bank deposits and notes receivable, and on the sale of marketable securities that totalled $116,713 and $112,673 respectively.

Operating expenses during the current year were approximately $2,054,000. Included in operating expenses are costs associated with four properties that are written off with the termination of mining interests. These included the Mercury Permit and the Crystal Valley Region in Quebec, the Lac de Gras property in the Northwest Territories and some of the properties in Indonesia, which totalled a write-off of $879,296.

The net loss for the current year was approximately $1,828,000 or $0.07 per share.

LIQUIDITY AND CAPITAL RESOURCES

During the year the Company completed the sale of three separate debentures by way of private placement offerings.

The first sale consisted of a two-year $1.0 million unsecured debenture and 750,000 warrants. The debenture is convertible into common shares of the Company at any time in whole or in part at a conversion price of $1.33 per share. Interest on the debenture at an annual rate of 9.75% is payable quarterly in cash, or at the Company's option in common shares. The warrants will entitle the holder to purchase an aggregate of 750,000 common shares of the Company at a price of $1.33 per share until July 17, 1999. The purchase price for the debenture was satisfied by the payment of $700,000 in cash and a promissory note for $300,000 due January 17, 1999. The broker is entitled to receive a commission of $100,000 and a broker's warrant entitling the broker to purchase 25,000 common shares of the Company at an exercise price of $1.33 per share until July 17, 1999. The interest payments to May 31, 1998, were satisfied by the issuance of 81,890 common shares.

The second sale consisted of a three-year $500,000 unsecured debenture, and a right to acquire common share purchase warrants upon conversion. The debenture is convertible at the option of the holder into common shares of the Company at any time on or after November 26, 1997, in whole or in part at a conversion price equal to the ten-day average trading price of the common shares traded on The Montreal Exchange at the time the conversion rights are exercised. Interest on the debenture at an annual rate of 8% is payable semi-annually in cash, or at the Company's option, in common shares. The warrants will entitle the holder to purchase common shares of the Company at a price of $1.07 per share, in a quantity to be determined in conjunction with the determination of the conversion price, as described above, until August 29, 1999. The broker received a commission of $50,000 and a broker's warrant entitling the broker to purchase 12,500 common shares of the Company at an exercise price of $1.07 per share until August 29, 1999.

The third sale on March 24, 1998 for $500,000 was a two-year debenture with semi-annual interest at 9.75%. Convertible at $0.5252 for 952,018 shares plus 952,018 warrants exercisable at $0.5252 to March 24, 2000.

Prior to year-end $600,000 of the debentures were retracted and exchanged for a total of 1,520,467 shares. Subsequent to year-end a further $350,000 were retracted for 1,190,031 shares.

In addition, the Company issued $190,000 of shares for the acquisition of mining properties.

At the end of the fiscal year the Company had cash of approximately $86,000. Subsequent to year-end the Company received on September 25, 1998, $150,000 for a promissory note due from one debenture holder.

The Company has incurred expenses exceeding the cash reserves. The total of current liabilities as at May 31, 1998, is approximately $1,159,000. Of this amount, approximately $32,000 is owed to directors (past and present) or associated companies, and $200,000 has been designated to be paid by proceeds of a private placement of 434,783 shares. Silverstone Prospecting Syndicate is owed $61,000. The legal and audit expenses amount to approximately $70,000.

The Company accrued liabilities of $350,000 in anticipation of a settlement of the claim of the former operator at Belitung, Indonesia. A settlement has been reached whereby the Company will pay 1,050,000 common shares in settlement of the liability with an additional 600,000 common shares to be issued to purchase Bresea's interests in the properties.

A private placement is presently being negotiated to provide additional working capital.

The Company has reserved the $150,000 received September 24, 1998, to cover the costs of the annual meeting including mailing costs, legal and audit costs, transfer agent charges, etc. totalling an estimated $75,000 and to ensure sufficient funds are available for six months of normal operating expenses excluding salaries. The past and present directors and officers have not received fees and expenses since year-end May 31, 1998. In order to compensate the present directors and officers for their continuing efforts on behalf of the Company 400,000 options have been allocated exercisable at $0.25.

As at May 31, 1998, the Company had approximately $15,466,000 in assets of which the majority, approximately $13,877,000 relates to mining properties. The Company has marketable securities in the amount of $125,544 which had a market value of $153,103 as at the year-end. The Company's total investment in mining properties as at May 31, 1998 consists of approximately $4,998,000 in acquisition costs and approximately $8,879,000 in deferred exploration costs.

The Company holds an investment of $80,000 in mining syndicates that are pursuing the exploration of properties in Quebec, California and Nicaragua. During the current year the Company received income of approximately $29,000 from these investments.

The Company also holds 5,750,000 common shares of Waseco Resources Inc. ("Waseco"). This represents approximately 38% of the outstanding shares of the publicly traded Waseco. Waseco has earned a 60% interest in the

Tewah alluvial gold property in Indonesia by completing a positive final feasibility study. It also owns an interest in other gold properties in Indonesia. The Company received a total of 7,000,000 shares of Waseco, paid 250,000 as commission and sold 1,000,000 shares through the open market.

Diadem is considering the sale of its remaining Waseco shares as an additional means of providing capital to address the Company's working capital deficiency.

The Company has total shareholders' equity of approximately $12,907,000. It will continue to fund its exploration activities with cash raised subsequent to year-end. In addition, joint venture partners are being sought for the properties to continue exploration and development at the partner's cost and by reducing the Company's interest. A joint venture proposal has been received to develop the Nicaragua gold project with the installation of a gold mill.

EXPLORATION

During the fiscal year ended May 31, 1998, a total of approximately $2,352,000 was spent on exploration costs as compared with $5,376,000 in the previous year. Of this total approximately $1,258,000 was spent in Nicaragua, and approximately $780,000 in California. The balance was spent in maintaining but not exploring the other properties.


Item 10. Directors and Officers of Registrant.

Directors and Executive Officers


                                                                                         Principal
      Name                           Title                                               Occupation
-------------------------------------------------------------------------------------------------------------------------
Wilson Barbour*                     Director                          Financial Consultant; President of Beta Fund
                                                                      Limited; Director of Lyndex Explorations Ltd.

Derek Bartlett*                     Director                          Independent Geologist and President, Blue Emerald
                                                                      Resources Inc. and Braddick Resources Ltd.

Michael Bird                        Vice President, Asian             Independent Geologist, Vice President of Waseco
                                    Development                       Resources Inc.,  Vice President of the Company

Paul Heney                          Assistant Secretary               Lawyer, Heney & Associates

Henry ("Harry") Hodge               Director                          Geologist, Professional Engineer; President and
                                                                      Director of Moss Resources Inc. and Greenshield
                                                                      Resources Inc.; Director of Xernac Resources Inc.,
                                                                      Storimin Resources Limited

A.C.A. Howe                         Chairman, President and           Mining Engineer and Consultant, President of the
                                    Director                          Company, President of Ateba Mines Inc. and
                                                                      President of Waseco Resources Inc.

Lina Noble                          Secretary/Treasurer               Administrative Manager of the Company and
                                                                      General Manager of Ateba Mines Inc.

George Silverman*                   Director                          Prospector and Mining Executive; Consultant to La
                                                                      Fosse Platinum Inc. and Hollinger North Shore
                                                                      Mining Co., General Manager, Silverstone
                                                                      Prospecting Syndicate and Archon Prospecting
                                                                      Syndicate.

* Member - Audit Committee

Item 11. Compensation of Directors and Officers.

     (a) For the fiscal year ended May 31, 1998, the aggregate amount of compensation paid by the Company and its subsidiaries to all officers and directors as a group was CDN.$154,075.00. This figure excludes CDN$226,234.78 paid to a law firm of which the assistant secretary is a member for legal services rendered during the period.

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

Options Granted in Last Fiscal Year

The following table sets forth information concerning grants of stock options pursuant to the rules and policies of the Montreal Exchange during the financial year ended May 31, 1998 to the Named Executive Officers of the Company:

----------------------------------------------------------------------------------------------------------------------------------
                                                                                       Market Value of
                                                                                         Securities
                                             % of Total                                   Underlying
                     Securities Under      Options/SARS                                  Options/SARS
 Name and Principal    Options/SARS     Granted to Employees   Exercise or Base        on the Date of
  Position              Granted (#)       in  Fiscal Year     Price ($/Security)            Grant              Expiration Date
----------------------------------------------------------------------------------------------------------------------------------

A.C.A. Howe (1)        50,000/NIL(2)         1.68%/NIL           50,000 @$1.40            $1.40/NIL          July 16, 2002
President,            100,000/NIL(2)         3.36%/NIL          100,000 @$0.50            $0.50/NIL          November 26, 2003
Chairman
and Chief
Executive
Officer

Daniel T. Farrell     300,000/Nil(2)        10.08%/Nil          300,000 @$0.40            $0.40/Nil          December 17, 2002(3)
(1)
Former President
and CEO
----------------------------------------------------------------------------------------------------------------------------------

(1) Mr. Howe served as President, Chairman and CEO from June 1, 1989 to December 31, 1997 and from September 15, 1998 to the present time. Mr. Farrell served as President and CEO from January 1 to September 15, 1998

(2)  These options were granted pursuant to the company's share option plan.

(3)  These options were canceled subsequent to year-end.

Aggregated Option Exercises

The following table sets forth details of all exercises of stock options during the financial year ended May 31, 1998 by the Named Executive Officers, and the fiscal year end values of unexercised options on an aggregated basis:

============================================================================================================================

                                                                                Unexercised   Value of Unexercised in the
                                                                                  Options      Money Options at May 31,
                                                        Aggregate             At May 31,1998            1998
Name and Principal         Securities Acquired            Value               (Exercisable/         (Excercisable/
 Position                  on Exercise                   Realized              Unexercisable)       Unexercisable)
----------------------------------------------------------------------------------------------------------------------------
A.C.A. Howe                       NIL                      NIL                  265,000/NIL           NIL/NIL(1)
President and Chief Executive
Officer
                                  NIL                      NIL                  300,000/NIL           NIL/NIL
Daniel T. Farrell, President and
Chief Executive Officer
============================================================================================================================

(1) Value of unexercised in the money options calculated using the closing price of common shares of the Company ($0.35) on the Montreal Exchange on May 29, 1998, less the exercise price of the in the money stock options (NIL). Total Amount of Options Outstanding



---------------------------------------------------------------------------------------------------------
                                                         Number of Options Outstanding
                                                             (Held by Directors and       Exercise Price
 Date of Grant                Expiry Date                         Officers)(1)           (CDN$/Security)
---------------------------------------------------------------------------------------------------------
June 5, 1995              June 5, 2000                              440,000                $0.62
                                                                   (440,000)
---------------------------------------------------------------------------------------------------------
November 28, 1995         November 28, 2000                          25,000                $1.27
                                                                   (Nil)
---------------------------------------------------------------------------------------------------------
January 26, 1996          January 26, 2001                          200,000                $1.86
                                                                   (Nil)
---------------------------------------------------------------------------------------------------------
June 7, 1996              June 7, 2001                               65,000                $5.50
                                                                    (50,000)
---------------------------------------------------------------------------------------------------------
July 16, 1997             July 16, 2002                             300,000                $1.40
                                                                   (300,000)
---------------------------------------------------------------------------------------------------------
September 25, 1997        September 25, 2002                        100,000                $1.00
                                                                   (Nil)
---------------------------------------------------------------------------------------------------------
November 26, 1997         November 26, 1997                         500,000                $0.50
                                                                   (400,000)
---------------------------------------------------------------------------------------------------------
June 26, 1998             June 25, 2003                              75,000                $0.38
                                                                    (75,000)
---------------------------------------------------------------------------------------------------------
September 29, 1998        September 28, 2003                        400,000                $0.25
                                                                   (400,000)
---------------------------------------------------------------------------------------------------------
October 14, 1998          October 13, 2003                          200,000                $0.24
                                                                   (200,000)
---------------------------------------------------------------------------------------------------------

(1)  Includes options held by A.C.A. Howe indicated in table above.

Item 13. Interest of Management in Certain Transactions.

From time to time, the Company may engage either A.C.A. Howe International Ltd., a U.K.-based geological consulting company, or A.C.A. Howe International Limited, a Canadian-based geological consulting company, to provide professional services on a contract basis and the Company will pay only reasonable, arms-length commercial rates for such services. Mr. Howe serves as a director and President of A. C. A. Howe International Ltd. and as Chairman of A. C. A. Howe International Limited, but he is not actively involved in their business operations. He owns a 15% voting interest in A.C.A. Howe International Ltd. and a 49% voting interest in A.C.A. Howe International Limited. During the year ended May 31, 1998, A.C.A. Howe International Limited invoiced $1,256 in aggregate fees for geological consulting services rendered during the period. No payments were made to A.C.A. Howe International Ltd. Mr. Howe also earned compensation indirectly in the form of professional consulting fees relating to exploration and investor relations activities during the year ended May 31, 1998, totaling $43,950. Some of these expenditures were allocated to the mineral resource properties for which the services were rendered. Mr. Howe may receive similar consulting fees in the future at reasonable commercial rates.

During the year ended May 31, 1998, Mr. Silverman earned compensation directly in the form of professional consulting fees totaling $27,000.

Messrs. Howe and Bartlett each received options to purchase 100,000 common shares of Waseco in May, 1996, and will, in appropriate circumstances, declare and refrain from voting on, any matter in which they may have a conflict of interest. Any decisions made by Messrs. Howe and Bartlett involving the Company will be made in accordance with their fiduciary duties and obligations to deal fairly and in good faith with the Company and Waseco.

Subsequent to year end, the Corporation issued 200,000 common shares to Silverstone Prospecting Syndicate ("Silverstone") as part of the conditions to increase its interest in the Leek Springs Project from 40% to 55%. The
Corporation owns a total of four of a total of 50 units of Silverstone. Mr. George Silverman, a Director of the Corporation, owns four units of Silverstone, representing eight percent of the total number of issued units. Mr. Silverman also serves as the Manager of Silverstone. Ateba Mines Inc. ("Ateba") owns four units or eight percent of Silverstone. Messrs. Howe and Silverman serve as directors of Ateba. Mr. Howe also serves as President of Ateba, while Mrs. Noble serves as Ateba's general manager. The Silverstone syndicate agreement provides that no mining properties may be acquired or disposed of by Silverstone without the prior consent of the holders of two-thirds of Silverstone units. Ateba, the Corporation and Mr. George Silverman, each of which owns an eight percent interest in Silverstone, abstain from voting as Silverstone unitholders in matters relating to transactions with the Corporation, and Mr. Silverman abstains from voting as a Director of the Corporation on matters affecting Silverstone.

During the year, the Corporation issued 400,000 common shares to Archon Prospecting Syndicate ("Archon") with respect to the Nicaragua gold property. The Corporation owns four of a total of 50 units of Archon. Mr. George
Silverman, a Director of the Corporation, owns four units of Archon, representing eight percent of the total number of issued units. Mr. Silverman also serves as the Manager of Archon. Ateba Mines In. ("Ateba") owns two units or four percent of Archon. Messrs. Howe and Silverman serve as directors of Ateba. Mr. Howe also serves as President of Ateba, while Mrs. Noble serves as Ateba's general manager. The Archon Syndicate agreement provides that no mining properties may be acquired or disposed of by Archon without the prior consent of the holders of two-thirds of Archon units. Ateba, the Corporation and Mr. George Silverman, abstain from voting as Archon unitholders in matters relating to transactions with the Corporation, and Mr. Silverman abstains from voting as a Director of the Corporation on matters affecting Archon.

                                     PART II

Item 14. Description of Securities to be Registered.

Capital Stock To Be Registered

The Company wishes to register common shares in the capital of the Company. The shares carry a voting right on the basis of one vote per common share. The common shares carry no dividend rights, liquidation rights or conversion rights, there are no sinking fund provisions. The shares are not liable to further calls or to assessment by the Company.

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

4.2 Warrant Indenture between Montreal Trust Company of Canada and the Company, dated September 10, 1996. (1)

4.3       Stock Option Plan, as amended, dated October 30, 1996 (1)


Notes:

(1)  Previously filed with Form 20-F filed March 31, 1997

                              DIADEM RESOURCES LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                  MAY 31, 1998

DIADEM RESOURCES LTD.

MAY 31, 1998






CONTENTS




Auditors' report                                                         1

Consolidated balance sheet                                               2

Consolidated statement of income and deficit                             3

Consolidated statement of changes in financial position                  4

Consolidated statement of accumulated losses as
   development stage company                                             5

Consolidated statement of accumulated cash flow as
   development stage company                                             6

Notes to consolidated financial statements                               7 to 29

AUDITORS' REPORT


To the Shareholders of
Diadem Resources Ltd.:


We have audited the consolidated balance sheets of Diadem Resources Ltd. as at May 31, 1997 and May 31, 1998 and the consolidated statements of income and deficit and changes in financial position for each of the years in the three year period ended May 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 1997 and May 31, 1998 and the results of its operations and the changes in its financial position for each of the years in the three year period ended May 31, 1998 in accordance with generally accepted accounting principles in Canada.




Toronto, Canada                                   Green Chencinski Starkman Eles
October 15, 1998                                        Chartered Accountants


Comments by Auditor on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and United States Standards on Auditing, our report to the shareholders dated October 15, 1998 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.




Toronto, Canada                                   Green Chencinski Starkman Eles
(November 25, 1998 as to note 15)                       Chartered Accountants

DIADEM RESOURCES LTD.
CONSOLIDATED BALANCE SHEET
AS AT MAY 31,  (IN CANADIAN DOLLARS)                                                                 1998                   1997
                                                                                                       $                      $
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and term deposits                                                                                85,652              1,647,468
Marketable securities (note 3)                                                                       125,544                135,601
Prepaid expenses and sundry receivables                                                               61,783                109,413
                                                                                                  ----------             ----------
                                                                                                     272,979              1,892,482
INTEREST IN MINING PROPERTIES (note 4)                                                            13,876,739             12,053,053
INVESTMENT IN MINING SYNDICATES AND MINING COMPANIES (note 5)                                         80,000                217,978
LOANS RECEIVABLE (note 6)                                                                            400,680                165,396
NOTES RECEIVABLE (note 7)                                                                            450,000                   --
FIXED ASSETS (note 8)                                                                                385,689                372,975

                                                                                                  15,466,087             14,701,884

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued charges  (notes 13 and 14)                                            1,159,423                816,776
CONVERTIBLE DEBENTURES PAYABLE (note 9)                                                            1,400,000                   --

                                                                                                   2,559,423                816,776

COMMITMENTS AND CONTINGENCIES (note 13)
SHAREHOLDERS' EQUITY
CAPITAL STOCK (note 11)                                                                           17,992,310             17,142,589
DEFICIT                                                                                           (5,085,646)            (3,257,481)

                                                                                                  12,906,664             13,885,108

                                                                                                  15,466,087             14,701,884

On behalf of the Board:



A.C.A. Howe, Director



G.C. Silverman, Director

DIADEM RESOURCES LTD.
CONSOLIDATED STATEMENT OF INCOME AND DEFICIT
YEAR ENDED MAY 31, (IN CANADIAN DOLLARS)                                              1998               1997               1996
                                                                                       $                  $                   $
------------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Amortization                                                                            5,789              7,317              2,669
Business development                                                                   44,830             42,966             28,110
Capital taxes                                                                          55,097             49,928               --
Costs associated with issuing convertible debentures (note 11)                        236,160               --                 --
Expiration of mining interests (note 4a)                                              879,296            237,652             35,382
Forfeiture of deposit on mill                                                          70,953               --                 --
General                                                                                32,448             21,269             10,405
Insurance                                                                              50,477             18,726              6,215
Interest on convertible debentures                                                    111,518               --                 --
Legal, audit and accounting fees                                                      196,466            218,014             57,482
Office expenses                                                                        47,509             54,245             30,346
Salaries, management and benefits                                                     175,226             80,467             57,880
Search for new properties                                                                --                 --                1,479
Shareholder relations                                                                 119,069            274,904             62,496
Travel                                                                                 29,086             16,975             12,451
                                                                                   ----------         ----------         ----------
                                                                                    2,053,924          1,022,463            304,915
                                                                                   ----------         ----------         ----------
INCOME
Interest                                                                              116,713            188,126             54,626
Gain on marketable securities and investments                                         112,673              7,762            208,107
Foreign exchange gain (loss)                                                           (3,627)            27,015               --

                                                                                      225,759            222,903            262,733

NET LOSS                                                                           (1,828,165)          (799,560)           (42,182)
DEFICIT, BEGINNING OF YEAR                                                         (3,257,481)        (1,810,011)        (1,755,169)
                                                                                   ----------         ----------         ----------
                                                                                   (5,085,646)        (2,609,571)        (1,797,351)
Costs associated with issuance of shares (note 11)                                       --             (647,910)           (12,660)

DEFICIT, END OF YEAR                                                               (5,085,646)        (3,257,481)        (1,810,011)


NET LOSS PER COMMON SHARE                                                                (.07)              (.03)              (.01)
                                                                                   ==========         ==========         ==========

DIADEM RESOURCES LTD.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
YEAR ENDED MAY 31,  (IN CANADIAN DOLLARS)                                           1998                 1997               1996
                                                                                      $                    $                  $
------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES

Net loss                                                                         (1,828,165)           (799,560)            (42,182)
Items not affecting cash
     Amortization                                                                     5,789               7,317               2,669
     Expiration of mining interests                                                 879,296             237,652              35,382
     Gain on marketable securities and investments                                 (112,673)             (7,762)           (208,107)

                                                                                 (1,055,753)           (562,353)           (212,238)
Net change in non-cash working capital balances
     related to operations                                                          390,277             604,270              19,606

                                                                                   (665,476)             41,917            (192,632)

FINANCING ACTIVITIES
Costs associated with issuance of shares (note 11)                                     --              (645,410)            (12,660)
Issuance of common shares (note 11)                                                 849,721           9,141,200           4,438,590
Issuance of convertible debentures (note 9)                                       1,400,000                --                  --
Notes receivable                                                                   (450,000)               --                  --

                                                                                  1,799,721           8,495,790           4,425,930

INVESTING ACTIVITIES
Acquisition of interest in mining properties                                     (2,608,150)         (9,097,960)         (2,700,521)
Acquisition of fixed assets                                                        (113,335)           (377,715)            (16,812)
Acquisition of marketable securities                                                 (9,923)            (86,709)               --
Investment in mining syndicates and mining companies                                   --               (40,000)           (137,978)
Loans receivable                                                                   (235,284)           (165,396)               --
Proceeds from marketable securities and investments                                 270,631              14,360             220,751

                                                                                 (2,696,061)         (9,753,420)         (2,634,560)

Change in cash and term deposits                                                 (1,561,816)         (1,215,713)          1,598,738
CASH AND TERM DEPOSITS, BEGINNING OF YEAR                                         1,647,468           2,863,181           1,264,443
                                                                                 ----------          ----------          ----------

CASH AND TERM DEPOSITS, END OF YEAR                                                  85,652           1,647,468           2,863,181
                                                                                 ==========          ==========          ==========

DIADEM RESOURCES LTD.
CONSOLIDATED STATEMENT OF ACCUMULATED LOSSES AS DEVELOPMENT STAGE COMPANY
PREPARED UNDER UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (see Note 15)
FOR THE PERIOD FROM JUNE 1, 1992 TO MAY 31, 1998
(IN CANADIAN DOLLARS)
                                                                               $
------------------------------------------------------------------------------------
EXPENSES
Advertising and promotion                                                      1,349
Amortization                                                                  25,240
Business development                                                         123,130
Capital taxes                                                                105,025
Costs associated with issuing convertible debentures                         236,160
Expiration of mining interests                                             1,232,150
Forfeiture of mill deposit                                                    70,953
General                                                                       72,379
Insurance                                                                     93,545
Interest on convertible debentures                                           111,518
Legal, audit and accounting fees                                             508,705
Office expense                                                               164,065
Salaries and benefits                                                        399,706
Search for new properties                                                      9,088
Shareholder relations                                                        492,858
Travel                                                                        78,325

                                                                           3,724,196

INCOME
Consulting and other income                                                   29,588
Interest                                                                     373,460
Gain on securities and investments                                           337,093
                                                                           ---------

                                                                             740,141
                                                                           ---------

ACCUMULATED LOSSES DURING DEVELOPMENT STAGE                                2,984,055
                                                                           =========

DIADEM RESOURCES LTD.
CONSOLIDATED STATEMENT OF ACCUMULATED CASH FLOW AS DEVELOPMENT STAGE COMPANY
PREPARED UNDER UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (see Note 15)
FOR THE PERIOD FROM JUNE 1, 1992 TO MAY 31, 1998
(IN CANADIAN DOLLARS)
                                                                                 $
---------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR):

Net accumulated losses                                                      (2,984,055)
Items not affecting cash
     Amortization                                                               25,240
     Expiration of mining interests                                          1,232,150
     Gain on marketable securities and investments                            (337,093)

                                                                            (2,063,758)
Decrease in accounts receivable                                                  1,761
Increase in prepaid expenses and sundry receivables                            (56,843)
Increase in accounts payable and accrued charges                             1,142,275
                                                                           -----------

                                                                              (976,565)
                                                                           -----------

FINANCING ACTIVITIES
Costs associated with issuance of shares                                    (1,133,064)
Decrease in advances from shareholder                                           (1,435)
Issuance of common shares                                                   12,364,650
Issuance of convertible debentures                                           1,400,000
Notes receivable                                                              (450,000)

                                                                            12,180,151

INVESTING ACTIVITIES
Acquisition of interest in mining properties                               (10,367,111)
Acquisition of fixed assets                                                   (512,433)
Acquisition of marketable securities                                          (210,724)
Investment in mining syndicates and mining companies                          (217,978)
Loan receivable advance                                                       (400,680)
Proceeds on gain on marketable securities and investments                      584,199

                                                                           (11,124,727)

Change in cash and term deposits                                                78,859
CASH AND TERM DEPOSITS, BEGINNING OF PERIOD                                      6,793
                                                                           -----------

CASH AND TERM DEPOSITS, END OF PERIOD                                           85,652
                                                                           ===========

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


1.   BASIS OF PRESENTATION

     The company has a significant working capital deficiency and is required to continue to fund expenditures on its various properties in order to maintain its interest in these properties. These financial statements have been prepared on a going concern basis which assumes continuity of operations and realization and settlement of liabilities in the normal course of business. Different bases of measurement may be appropriate if the going concern assumption does not prevail.

     Furthermore, the company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying mineral claims, the ability of the company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

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

     Fixed assets and amortization

          Fixed assets are recorded at cost and are amortized over their estimated useful lives using the declining balance method at the following annual rates:

              Furniture and fixtures                         20%
              Computer and office equipment                  30%
              Exploration and mining equipment               20%
              Vehicles                                       30%

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

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)



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

          Property costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. This review includes, but is not limited to, the following:

               a) determining that the value of the recoverable, marketable resources does not justify continuance;

               b) determining if there is a significant adverse change in legal factors or in the business climate that could affect the property's value, or an adverse action or assessment by a government unit or regulation; and

               c) evaluating prospects for success. Inasmuch as the advancements of mining efforts, based on a predetermined timetable, are a clearer prediction than anticipated cash flows, progress towards that success is the basis for determining impairment. The use of cash flows would be utilized to determine impairment at a much later stage in the established mining property's life cycle.

          All capitalized costs for each property will be amortized as depletion to the statement of income when commercial production commences. The units-of-depletion method will be applied based upon proven and probable reserves. Possible reserves will be excluded.

3.   MARKETABLE SECURITIES

                                                         1998             1997
                                                          $                 $

                   Marketable securities                125,544          135,601


          The estimated market value of the marketable securities is $153,103 (May 31, 1997 - $178,601).

          Included in marketable securities are 100,000 shares of Noront Resources Limited which are carried at $14,000. The current market value as at May 31, 1998 is $25,000. These shares were received from Noront Resources Limited pursuant to an agreement whereby the company optioned a portion of its interest in certain mining claims. Since these mining claims have been terminated, the company may have to return the shares to Noront Resources Limited. Included in accounts payable is $14,000 which is equivalent to the carrying value of the shares.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


4.   INTEREST IN MINING PROPERTIES

     Interest in mining properties is comprised of the following:

                                                                                      1998          1997
                                                                                        $            $
        Acquisition costs
              Fletcher Lake, Northwest Territories (note 4a)                             --         10,355
              Rancheria, California (note 4b)                                         652,733      652,733
              Leek Springs, California (note 4c)                                    2,788,711    2,788,711
              Crystal Valley Region, Quebec (note 4a)                                    --         72,500
              Pekan River and Sarah Lake, Quebec (note 4d)                            179,400      179,400
              Mercury Permit, Quebec (note 4a)                                           --        216,300
              Nicaragua (note 4e)                                                   1,124,238      773,238
              Belitung Island and Kalimantan Island, Indonesia (notes 4a and 4f)      253,000      253,000

                                                                                    4,998,082    4,946,237

        Deferred exploration costs
              Fletcher Lake, Northwest Territories                                       --         84,627
              Rancheria, California                                                   690,308      690,308
              Leek Springs, California                                              3,261,754    2,481,928
              Crystal Valley Region, Quebec                                              --        168,616
              Pekan River and Sarah Lake, Quebec                                    1,786,798    1,742,761
              Mercury Permit, Quebec                                                     --         46,943
              Nicaragua                                                             1,968,099      710,288
              Belitung Island and Kalimantan Island, Indonesia                      1,171,698    1,137,888
              Tewah, Indonesia (note 4g)                                                 --         43,457
                                                                                   ----------   ----------

                                                                                    8,878,657    7,106,816
                                                                                   ----------   ----------

                                                                                   13,876,739   12,053,053
                                                                                   ==========   ==========

(a)  Expiration of mining interests

     During the year ended May 31,  1996,  the mining  rights to the property in
     The  Republic  of  Namibia  were  not  renewed.   Accordingly,   the  total
     accumulated deferred exploration in the amount of $35,382 was written off.

     During the year ended May 31, 1997, the company relinquished its interest in the Dihourse property with accumulated acquisition costs and deferred exploration and development costs totalling $119,285, written off to the income statement. An additional $118,367 in accumulated acquisition costs and deferred exploration and development costs related to the Kalimantan Island properties in Indonesia were written off during the year.

     During the current year, the company relinquished its interests in the Fletcher Lake, Crystal Valley and Mercury Permit properties in Canada and the Kalimantan properties in Indonesia. Accordingly, accumulated acquisition costs of $299,155 and deferred exploration and development costs totalling $580,141 associated with these properties were written off to the income statement.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


4.   INTEREST IN MINING PROPERTIES (Continued)

(b)  Rancheria, California

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

     The company also issued to Silverstone Prospecting Syndicate an additional 150,000 common shares valued at $2.48 per share during the prior year as a step to increasing its interest to 45%. In order to complete the acquisition of 45% in the property, the company must complete the following by February 28, 1999:

     1) pay an additional U.S. $100,000 to Silverstone Prospecting Syndicate, and

     2)   completed U.S. $1,000,000 in cumulative expenditures on the property.

     In order to increase its interest to 60%, the company will be required to complete U.S. $2,000,000 in cumulative expenditures on the property by February 28, 1999.

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

(c)  Leek Springs, California

     The company has obtained an option to acquire up to a 55% interest in 125 unpatented mining claims covering approximately 2,500 acres in the Leek Springs area of Eldorado County in California. This option was also granted by Silverstone Prospecting Syndicate which will continue to hold the remaining unearned interest in the property.

     During the year ended May 31, 1996, the company earned a 10% interest in the property by paying the sum of U.S. $50,000 to Silverstone Prospecting Syndicate and issuing to Silverstone Prospecting Syndicate 150,000 common shares valued at $1.24 per share.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


4.   INTEREST IN MINING PROPERTIES (Continued)

     During the prior year, the company earned an additional 30% interest, thereby increasing its interest to 40% by paying the sum of U.S. $200,000, issuing 200,000 common shares valued at $6.45 per share, issuing 200,000 additional common shares valued at $4.85 per share, and by completing U.S. $500,000 of cumulative exploration expenditures.

     As at May 31, 1998, the company had completed approximately $3,262,000 in cumulative exploration expenditures.

     To earn the final 15% interest in the property, thereby increasing its interest to 55%, the company must complete the following:

     1) pay an additional U.S. $100,000 to Silverstone Prospecting Syndicate by August 2, 1999;

     2) issue 200,000 additional common shares to Silverstone Prospecting Syndicate during the month of October 1998;

     3) complete U.S. $4,000,000 of cumulative exploration expenditures by August 2, 1999;

     4) complete U.S. $5,000,000 of cumulative exploration expenditures by August 2, 2000.

(d)  Pekan River and Sarah Lake, Quebec

     The company entered into an option agreement which enables it to purchase a 90% mining interest in 1,600 hectares of property in Quebec known as the Pekan River Prospect. This option was granted by Beaver Syndicate which will continue to hold the remaining unearned interest in the property. A further agreement was reached with Beaver Syndicate to also acquire an interest in an additional property in Quebec known as the Sarah Lake Project. This second property is included in the earlier agreement for no additional consideration other than a fee of $5,200. The original Pekan River permit holder will retain a 1.5% net smelter return on production.

     During the year ended May 31, 1996, the company earned a 51% interest in the properties by paying the sum of $9,200 to Beaver Syndicate and issuing to Beaver Syndicate 80,000 common shares valued at $0.50 per share.

     During the prior year, the company earned an additional 29% interest, thereby increasing its interest to 80%, by issuing a total of 55,587 common shares valued at a total of $120,000, by completing the year's assessment work and by paying the annual renewal fees.

     The company relinquished its right to earn the final 10% interest during the current year; therefore, its interest in the property is now fixed at 80%.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


4.   INTEREST IN MINING PROPERTIES (Continued)

     The company has been advised that the Pekan River permit is valid until May 23, 2000 and is in good standing until May 23, 1999, at which time renewal fees must be paid and suitable assessment work filed. The Sarah Lake permit is valid until October 25, 2000 and remains in good standing until October 25, 1998, at which time renewal fees are payable and assessment work is due.

(e)  Nicaragua

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


                                             Payment           Shares
                                              Cash             to be
             Date                             US $             Issued


             January 9, 1997                  50,000           100,000
             June 3, 1997                      --              100,000
             November 25, 1997                 --              200,000
             April 24, 1998                    --              200,000
             June 25, 1999                   175,000             --
             September 6, 1999               125,000           200,000

                                             350,000           800,000

     The company will earn a 13.16% mining interest in the property as it completes each of five distinct exploration phases. At the completion of the fifth phase, the company will have earned a 65.8% mining interest in the property. The company made a payment during the prior year of U.S. $110,000 to reimburse the co-venturer for prior expenditures. A further payment of U.S. $110,000 was required prior to December 20, 1997. This requirement was met during the current year by offsetting U.S. $110,000 against the loan receivable due from the co-venturer (see note 6). In addition, the company is required to fund all exploration and development expenditures leading to the commencement of commercial production.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


4.   INTEREST IN MINING PROPERTIES (Continued)

     The company can increase its interest from 65.8% to 68.25% by paying the sum of U.S. $200,000 within two years after the date of commencement of commercial production.

     During the prior year, the company made the initial payment of U.S. $50,000, issued 100,000 common shares at a market value of $4.20 per share and issued 100,000 common shares at a market value of $1.34 per share.

     During the current year, the company issued 200,000 common shares at a market value of $0.49 per share and 200,000 common shares at a market value of $0.46 per share. In addition, the company made a U.S. $5,000 payment against the amount due in June 1999.

(f)  Belitung Island

     The company has entered into an agreement to acquire a mining interest in this property in Indonesia on Belitung Island. The company has a 30% interest in this property. Effective May 8, 1997, the company assumed the responsibility as the operator for exploration activities on the property.

(g)  Tewah, Indonesia

     The company entered into an agreement to participate with an Indonesian mining company for the exploration and development of gold property in the Kahayan River Valley in Indonesia. The agreement allows the company to acquire a 60% interest for an expenditure of the greater of U.S. $1,500,000 or the cost of completing a full feasibility study on the property.

     The company then entered into an agreement with Waseco Resources Inc. whereby Waseco Resources Inc. could earn the company's interest in the property by spending the U.S. $1,500,000 on the property and issuing treasury shares to the company. The acquisition was accomplished by Waseco Resources Inc. issuing to the company a cumulative 7,000,000 common shares from treasury of which 5,750,000 are held by the company as at May 31, 1998. As at May 31, 1998, Waseco Resources Inc. had spent in excess of U.S. $1,500,000 of expenditures on the property and had earned a 60% interest in the property.

     The balance as at May 31, 1997 relates to expenditures on the property which to date had not been reimbursed by Waseco Resources Inc.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


5.   INVESTMENT IN MINING SYNDICATES AND MINING COMPANIES

                                                       1998             1997
                                                        $                $

         Investment in mining syndicates              80,000           80,000
         Investment in private mining company           --            137,978

                                                      80,000          217,978

     Investment in mining syndicates consists of 4.0 units (1997 - 4.0 units) in Silverstone Prospecting Syndicate with a cost of $20,000 (1997 - $20,000);
     2.0 units (1997 - 2.0) in Beaver Syndicate with a cost of $20,000 (1997 - $20,000); 2.0 units (1997 - 2.0) in Crystal Valley Prospecting Syndicate with a cost of $20,000; and 4.0 units (1997 - 4.0) in Archon Prospecting Syndicate with a cost of $20,000. Silverstone Prospecting Syndicate is currently exploring properties in the United States, Beaver Syndicate and Crystal Valley Prospecting Syndicate are exploring properties in Northern Labrador and Quebec while Archon Prospecting Syndicate is exploring properties in Central America. As at May 31, 1998, the company holds 8% of the outstanding units in each of these syndicates. The company has acquired mining rights from certain of these mining syndicates as outlined in note 4.

     The shares in the private mining company were sold during the current year for cash proceeds of $224,548 resulting in a gain on disposal of $86,570.

     In addition, the company holds 5,750,000 common shares of Waseco Resources Inc. This represents approximately 37% of the outstanding shares. These shares were acquired pursuant to the transfer of the mining option rights in the Tewah, Walang, Tikukur, and Seruyan properties in Indonesia to Waseco Resources Inc. (see note 4(g)). No value has been attached to these shares for accounting purposes as the company had not incurred any costs in obtaining these option rights which were transferred in exchange for the shares.

6.     LOANS RECEIVABLE                             1998                1997
                                                     $                    $
             La Mestiza loan (a)                  186,030              165,396
             Belitung Island loan (b)             214,650                --
             Waseco loan (c)                        --                   --

                                                  400,680              165,396

(a)  La Mestiza loan

     The loan receivable bears interest at 2.5% per month, is unsecured and is due from the Nicaraguan co-venturer in the La Mestiza project (see note 4(e)). The total amounts advanced are U.S. $240,000 including U.S. $120,000 advanced during the current year. During the current year, a payment of U.S. $110,000 was required to be made by the company to reimburse the co-venturer for prior expenditures on the property. (see note 4(e)). The company has taken the position that this payment can be offset against the loan receivable reducing the net receivable to U.S. $130,000.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


(b)  Belitung Island loan

       The loan receivable is non-interest bearing and due on August 8, 1999 from the Indonesian co-venturer in the Belitung Island project. The loan is secured by the hypothecation of 75,000 common shares of Diadem Resources Ltd. which are owned by the debtor.

(c)  Waseco loan

     During the current year, the company advanced Waseco Resources Inc. ("Waseco") approximately $220,000 in funds which were the net proceeds from the sale by the company of common shares of Waseco. The loan receivable is evidenced by a note receivable which bears interest at prime plus 4% and is secured by one-third of the interest that Waseco holds in the Tewah property in Indonesia (see note 4(g)). The funds were used by Waseco to complete the feasibility study on the Tewah property.

     The current collectibility of the loan receivable is in question based on the working capital deficiency of Waseco. Accordingly, the loan receivable of approximately $220,000 has been written off for accounting purposes with the loss offsetting the gain realized on the sale of the shares which were carried on the books of the company for a nominal value. No interest has been accrued on the loan for accounting purposes.

7.   NOTES RECEIVABLE

     The company has two notes receivable totalling $450,000, bearing 9.75% interest per annum associated with the issuance of convertible debentures described in note 9. The first note in the amount of $300,000 is due on January 17, 1999 while the second note in the amount of $150,000 was retired by the receipt of cash subsequent to the year end.

8.   FIXED ASSETS

                                                                            Accumulated           1998             1997
                                                              Cost          Amortization          Net               Net
                                                                $                $                 $                $
       Furniture and fixtures                                 31,199           27,240             3,959            4,949
       Computer and office equipment                          44,520           16,901            27,619           19,166
       Exploration and mining equipment                      324,499           55,808           268,691          226,832
       Vehicles                                              143,562           58,142            85,420          122,028

                                                             543,780          158,091           385,689          372,975

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


9.   CONVERTIBLE DEBENTURES PAYABLE

                                                             1998          1997
                                                              $              $

             9.75% unsecured convertible debenture,
               interest payable quarterly (a)                900,000        --

             9.75% unsecured convertible debenture,
               interest payable semi-annually (b)            500,000        --
                                                           ---------      ------
                                                           1,400,000        --
                                                           =========      ======

(a)  9.75% unsecured convertible debenture, interest payable quarterly

     During the current year, the company completed the sale of a two year $1.0 million unsecured debenture which was satisfied by the payment of $700,000 in cash and a promissory note for $300,000 which bears interest at 9.75% and is due on July 17, 1999. The debenture is convertible into common shares at the option of the holder of $1.33 per share or retractable at the option of the holder at a price based upon 95% of the market price over the previous twenty day trading period. Interest on the debenture at an annual rate of 9.75%, is payable quarterly in cash or at the company's option, in common shares. The debenture holder was also issued warrants to purchase an aggregate of 750,000 common shares of the company at an exercise price of $1.33 per share until July 17, 1999. The broker earned a commission of $100,000 and a broker's warrant entitling the broker to purchase 25,000 common shares of the company at an exercise price of $1.33 per share until July 17, 1999.

     During the current year, a total of $100,000 in debentures was converted into 197,955 common shares. Subsequent to the year end, a further $350,000 in debentures were converted into 1,190,031 common shares.

     During the current year, the company issued 81,890 common shares in satisfaction of the net interest expense on these notes after netting the interest earned on the notes receivable referred to in note 7. Through October 15, 1998, a further 79,296 common shares were issued in satisfaction of net interest totalling $22,999.

(b)  9.75% unsecured convertible debentures, interest payable semi-annually

     During the current year, the company completed the sale of a two year $500,000 unsecured debenture which was satisfied by the payment of $350,000 in cash and a promissory note for $150,000 which bears interest at 9.75% per annum and is due on March 24, 2000. The debenture is convertible into common shares at the option of the holder at a price of $0.5252 per share or retractable at the option of the holder at a price equal to the market price over the previous ten day trading period payable in cash or shares at the option of the company. Interest on the debentures at an annual rate of 9.75% is payable semi-annually in cash or at the company's option, in common shares. The debenture holder was also issued warrants to purchase an aggregate of 952,018 common shares of the company at an exercise price of $0.5252 per share until March 24, 2000. The broker earned a commission of $50,000 and a broker's warrant entitling the broker to purchase 12,500 common shares of the company at an exercise price of $0.60 per share until March 24, 2000. Subsequent to the year end, 25,053 common shares were issued in satisfaction of net interest totalling $9,256.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


10.  RELATED PARTY INFORMATION

     During the current year, the company incurred fees totalling $1,256 (1997 - $7,893, 1996 - $73,141), related to exploration work charged by a company in which a director holds a 49% interest. A balance of $4,119 (1997 - $1,730) related to these fees is included in accounts payable. The company leases registered head office space from the same company at a cost of $400 per month. In addition, a company which is wholly owned by a director, charged $43,950 (1997 - $48,150, 1996 - $56,640) in consulting fees related to exploration and investor relations activities. The company paid $27,000 (1997 - $24,000, 1996 - $17,000) in fees to a director for exploration activities.

     These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

11.  CAPITAL STOCK

     (a)  Authorized capital

          Authorized capital stock of the company consists of an unlimited number of special shares, redeemable and retractable at paid-up value and an unlimited number of common shares.

     (b)  Issued and outstanding shares

          Details of issued and outstanding common shares are as follows:

                                                      1998                      1997
                                              Shares         $          Shares          $
     Balance, beginning of year             23,843,551   17,142,589   21,916,256    8,001,389
     Issued pursuant to:
     Public offering                              --           --      1,000,000    5,750,000
     Shares issued upon retraction of
       convertible debentures                1,520,467      600,000         --           --
     Shares issued related to the
       purchase of mining properties           400,000      190,000      742,295    3,244,000
     Exercise of share options                    --           --        185,000      147,200
     Shares issued as payment of interest
       on convertible debentures               123,568       59,721         --           --
                                            ----------   ----------   ----------   ----------

                                            25,887,586   17,992,310   23,843,551   17,142,589
                                            ==========   ==========   ==========   ==========

     The weighted average number of shares during the current year was approximately 24,573,000 (1997 - 22,934,000, 1996 - 15,083,000).

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


11.  CAPITAL STOCK (Continued)

     (c)  Public Offering

          During the prior year, the company completed a public offering for the issuance of 1,000,000 Special Warrants at a price of $5.75 per Special Warrant. Each Special Warrant entitled the holder to be issued one common share and one-half of a common share warrant at a price of $6.75 per share. These warrants have expired without any being exercised.

          The total gross proceeds of $5,750,000 are included in share capital. The total costs of $647,910 associated with the offering have been charged to retained earnings. The broker handling the sale of the offering was issued a Brokers Warrant which entitled it to purchase 50,000 common shares at an exercise price of $6.75 per share. These warrants have expired without being exercised.

     (d)  Convertible Debentures

          During the current year, the company completed the sale of three convertible debentures of which two are outstanding as at the year end date and are described in note 9. The third debenture in the amount of $500,000 was converted during the current year into 1,322,512 common shares under the terms and conditions of the agreement. In addition, the debenture holder was granted warrants to purchase an additional 1,322,512 common shares at an exercise price of $1.07 per share expiring August 29, 1999. The broker received a commission of $50,000 and a broker's warrant entitling the broker to purchase 12,500 common shares of the company at an exercise price of $1.07 per share until August 29, 1999. The debenture holder was issued 41,678 common shares in settlement of interest earned in the amount of $15,485.

          The costs associated with the issuance of the convertible debentures were written off to the statement of income.

          The following is a summary of the outstanding warrants granted under the terms of these debentures:

             Expiry Date               Exercise Price       Number of Shares

             July 17, 1999                  1.33                775,000
             August 29, 1999                1.07              1,335,012
             March 24, 2000                 0.5252              952,018
             March 24, 2000                 0.60                 12,500

                                                              3,074,530

     (e)  Share Option Plan

          The company has a share option plan under which options to purchase common shares may be granted by the board of directors to directors, officers, employees and eligible service providers of the corporation for terms up to five years at a price equal to the market price prevailing on the date of the grant. The maximum number of options available for grant under the plan is 5,500,000.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


11.  CAPITAL STOCK (Continued)

          The following is a summary of the outstanding options which have been granted by the board of directors:

             Expiry Date                 Option Price       Number of Shares
                                             $

             June 5, 2000                   0.62                440,000
             November 28, 2000              1.27                 25,000
             January 26, 2001               1.86                200,000
             June 7, 2001                   5.50                 65,000
             July 16, 2002                  1.40                300,000
             September 29, 2002             1.00                100,000
             November 26, 2002              0.50                500,000
             June 25, 2003                  0.38                 75,000
             September 28, 2003             0.25                400,000
             October 14, 2003               0.24                200,000
                                                              ---------
                                                              2,305,000
                                                              =========

12.  INCOME TAXES

     As at May 31, 1998, the company had accumulated income tax losses of $3,004,000 which may be applied against future taxable income. These losses expire as follows:

           Fiscal Year Ending In:                                  $

             1999                                               339,000
             2000                                                30,000
             2001                                                84,000
             2002                                               220,000
             2003                                               176,000
             2004                                               735,000
             2005                                               993,000

                                                              2,577,000


     The company has accumulated Canadian and foreign deferred exploration and development expenses in the amount of approximately $14,200,000 which can be utilized to offset future taxable mining projects.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


13.  COMMITMENTS AND CONTINGENCIES

     During the prior year, the company funded all requests made by the former operator of the Belitung Island and Kalimantan Island properties in Indonesia for cash advances to fund its proportion of the exploration expenditures. During the current year, the company received a cash call from its co-venturer on the five Indonesian properties for approximately U.S. $900,000 representing it's alleged unfunded share of the costs to May 31, 1997. The company believes that the exploration activities carried on by the former operator did not follow industry practices which resulted in excessive costs and less verifiable geological information than would be expected if standard industry practices had been followed. Accordingly, the company has refused to make payment on the cash call and while discussions have been held with the co-venturer, a formal agreement has not been reached. The company has accrued $350,000 in the accounts. The company has received an offer to settle the outstanding amounts by the issuance of common shares. Such settlement for shares would be subject to regulatory approval.

     The co-venturer of the Nicaraguan property has made certain allegations regarding the company's progress towards completing the five distinct exploration phases which will allow the company to earn its interest in the property as outlined in note 4(e). The parties have initiated an arbitration procedure in an attempt to settle their differences. The outcome of this procedure is not determinable at this time.

14.  SUBSEQUENT EVENTS

     Subsequent to the year end, the company issued 370,370 common shares in satisfaction of a due diligence fee payable to a potential investor that was investigating the possibility of completing a private placement with the company.

     The company has reached an agreement with a supplier of geological services to settle $200,000 in liabilities with the issuance of 434,783 common shares. The transaction is subject to regulatory approval, which the company has requested.

15.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain material respects from GAAP in the United States. Had the company followed GAAP in the United States, the consolidated balance sheet would have been reported as follows:

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


15. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

                                                                             1998          1997
                                                                              $              $
     CURRENT ASSETS

     Cash and term deposits                                                   85,652      1,647,468
     Marketable securities (note 15c)                                        153,103        178,601
     Prepaid expenses and sundry receivables                                  61,783        109,413
                                                                         -----------    -----------

                                                                             300,538      1,935,482
     INTEREST IN MINING PROPERTIES                                        13,876,739     12,053,053
     INVESTMENT IN MINING SYNDICATES AND MINING
     COMPANIES                                                                80,000        217,978
     LOANS RECEIVABLE                                                        400,680        165,396
     NOTES RECEIVABLE                                                        450,000           --
     FIXED ASSETS                                                            385,689        372,975
                                                                         -----------    -----------

                                                                          15,493,646     14,744,884
                                                                         ===========    ===========


     CURRENT LIABILITIES

     Accounts payable and accrued liabilities                              1,170,423        832,776
     Convertible debentures payable                                        1,400,000           --

     SHAREHOLDERS' EQUITY

     Capital stock (note 15b)                                             16,859,246     16,009,525

     Deficit incurred prior to development stage activities (note 15e)      (968,527)      (968,527)
     Deficit accumulated during the development stage (note 15e)          (2,984,055)    (1,155,890)
     Difference between cost and market value of
     marketable securities (note 15c)                                         16,559         27,000

                                                                          15,493,646     14,744,884


     Consolidated statement of changes in financial position

     During the year, the company issued 400,000 common shares (1997 - 742,295, 1996 - 740,075) of its share capital as consideration for the acquisition of mining properties in the amount of $190,000 (1997 - $3,244,000, 1996 - $871,000). These amounts have been included in the consolidated statement of changes in financial position as financing and investing activities. Under GAAP in the United States, these non-cash transactions would not have been shown in the consolidated statement of changes in financial position.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


15. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

        Accordingly, the U.S. GAAP subtotals are reconciled as follows:

                                                             1998          1997          1996
                                                               $             $             $

     CASH USED IN OPERATIONS PER CANADIAN GAAP              (665,476)       41,917      (192,632)

     Increase in net change in non-cash working capital
     capital balances related to operations (note 15a)          --        (159,595)      159,595
                                                          ----------    ----------    ----------
     CASH USED IN OPERATIONS PER U.S. GAAP                  (665,476)     (117,678)      (33,037)

     CASH USED FOR
     INVESTING ACTIVITIES PER CANADIAN GAAP               (2,696,061)   (9,753,420)   (2,634,560)

     Issuance of shares for the acquisition of
     mining properties included above                        190,000     3,244,000       740,075

     CASH USED FOR
     INVESTING ACTIVITIES PER U.S. GAAP                   (2,506,061)   (6,509,420)   (1,894,485)

     CASH PROVIDED BY FINANCING ACTIVITIES
     PER CANADIAN GAAP                                     1,799,721     8,495,790     4,425,930

     Issuance of capital stock (note 15a)                       --      (5,137,905)    5,137,905

     Issuance of shares for the acquisition of
     mining properties included above                       (190,000)   (3,244,000)     (740,075)
                                                          ----------    ----------    ----------
     CASH PROVIDED BY FINANCING ACTIVITIES
     PER U.S. GAAP                                         1,609,721       113,885     8,823,760


     CHANGE IN CASH AND CASH EQUIVALENTS
     UNDER U.S. GAAP                                      (1,561,816)   (6,513,213)    6,896,238

     Cash held in escrow (note 15a)                             --       5,297,500    (5,297,500)

     CHANGE IN CASH AND CASH EQUIVALENTS
     UNDER CANADIAN GAAP                                  (1,561,816)   (1,215,713)    1,598,738
                                                          ==========    ==========    ==========

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


15. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

     The net change in non-cash working capital balances related to operations under Canadian and U.S. GAAP is comprised of the following:

                                                       1998             1997              1996
                                                        $                $                 $

        Prepaid expenses and sundry receivables        47,630          (16,738)         (57,268)

        Accounts payable and accrued charges          342,647          461,413          236,469

                                                      390,277          444,675          179,201

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

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


15. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

     (d)  Income taxes

     Deferred tax assets under U.S. GAAP which are offset by a valuation allowance are comprised of the following at May 31:

                                                          1998           1997
                                                           $              $

     Net loss carryforwards                             1,200,000       800,000
     Exploration and development expenditures           2,100,000     1,600,000
     Costs of raising capital                             305,000       310,000
                                                       ----------    ----------

                                                        3,605,000     2,710,000
     Less:  Valuation allowance                        (3,605,000)   (3,910,000)

                                                          NIL            NIL

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

     The capital stock issued during the period that the company has been a development stage company is as follows:

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


15. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

Date                        Shares Issued    Description                                                          $
Year ended May 31, 1993

Opening balance               9,900,000                                                                        990,101

January 31, 1993              1,500,000      Private placement for $150,000 cash                               150,000

April 26, 1993                   32,105      Issued in exchange for publicly traded shares of                   13,484
                                             Frankfield Consolidated Corporation based on the
                                             estimated market value of the shares received

Cumulative                   11,432,105                                                                      1,153,585

Year ended May 31, 1994

June 17, 1993                   100,000      Issued in exchange for consulting assistance                       10,000
                                             related to Frankfield take-over bid based on
                                             agreed upon fee of $10,000

December 23, 1993               100,000      Issued pursuant to option to acquire a 60%                         62,500
                                             interest in Fletcher Lake property based upon
                                             agreed upon price of $62,500

During the fiscal year            1,829      Exercise of warrants issued pursuant to                               914
                                             Frankfield take-over bid at $0.50 per share
                      -----------------                                                              -----------------

Cumulative                   11,633,934                                                                      1,226,999

Year ended May 31, 1995

September 23, 1994           (6,980,353)     Consolidation of shares on a one post-consolidation                --
                                             share for each two and one-half pre-consolidation
                                             shares pursuant to Articles of Amendment

February 28, 1995 through
   May 5, 1995                7,236,000      Initial public offering at $0.30 per share                      2,170,800
                      -----------------                                                              -----------------

Balance forward              11,889,581                                                                      3,397,799

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


15. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

Date                        Shares Issued    Description                                                          $
Subtotal from prior
  page                       11,889,581                                                                      3,397,799

March 3, 1995                   100,000      Private placement at $30,000 cash                                  30,000

March 6, 1995                   150,000      Shares issued pursuant to acquisition of interest                  45,000
                                             in Rancheria property in California based on
                                             price of shares issued to public

March 14, 1995                  200,000      Shares issued pursuant to acquisition of interest                  60,000
                                             in Crystal Valley property in Quebec based on
                                             price of shares issued to public

April 18, 1995                   60,000      Shares issued pursuant to acquisition of interest                  30,000
                                             in Fletcher Lake property based on the market
                                             value of shares on date of agreement
                      -----------------                                                              -----------------

                             12,399,581                                                                      3,562,799

Year ended May 31, 1996

September 19, 1995              150,000      Shares issued pursuant to acquisition of interest in               90,000
                                             Rancheria property in California based on the market
                                             value of shares on date of exercising of option

January 18, 1996                150,000      Shares issued pursuant to acquisition of interest in              186,000
                                             Leek Springs property in California based on the market
                                             value of shares on date of exercising of option

January 19, 1996                160,000      Shares issued pursuant to acquisition of interest                  80,000
                                             in Pekan River and Mercury Permit, Quebec properties
                                             based on the market value of shares on date of
                                             agreement

January 29, 1996                 30,075      Shares issued pursuant to acquisition of interest                  40,000
                                             in Dihourse, Quebec property based on the market
                                             value of shares on date of agreement
                      -----------------                                                              -----------------

Balance forward              12,889,656                                                                      3,958,799

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


15. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

Date                        Shares Issued    Description                                                          $
Subtotal from prior
  page                       12,889,656                                                                      3,958,799

February 27, 1996               150,000      Shares issued pursuant to acquisition of interest                 372,000
                                             in Rancheria property in California based on the
                                             market value of shares on date of exercising of
                                             option

February 29, 1996               100,000      Shares issued pursuant to acquisition of interest                 103,000
                                             in Belitung Island, Indonesia property based on
                                             the market value of shares on date of agreement

April 15, 1996                  350,000      Exercising of promoter's options at $0.40 per share               140,000

During the fiscal year          585,000      Exercising of share options pursuant to share                     290,950
                                             option plan at pricing ranging from $0.40 to $1.27
                                             per share

During the fiscal year        7,841,600      Exercising of warrants issued pursuant to initial               3,136,640
                                             public offering at $0.40 per share
                      -----------------                                                              -----------------

                             21,916,256                                                                      8,001,389

Year ended May 31, 1997

September 19, 1996            1,000,000      Shares issued pursuant to public offering                       5,750,000

October 22, 1996                200,000      Shares issued pursuant to acquisition of interest in            1,290,000
                                             Leek Springs property in California based on market
                                             value of shares on date of exercising of option

October 27, 1996                 23,809      Shares issued as finders fee related to acquisition of            150,000
                                             Indonesian properties based on market value of shares

November 26, 1996                25,225      Shares issued pursuant to acquisition of interest in              140,000
                                             Pekan River and Mercury Permit, Quebec  properties
                                             based on the market value of shares on date of
                                             exercising of option

January 30, 1997                100,000      Shares issued pursuant to acquisition of interest in              420,000
                                             Nicaraguan property based on the market value of
                                             shares of date of agreement
                    -------------------                                                             ------------------
Balance forward              23,265,290                                                                     15,751,389
                    -------------------                                                             ------------------

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)


15. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

Date                        Shares Issued    Description                                                          $
Subtotal from prior
  page                       23,265,290                                                                     15,751,389
March 18, 1997                  200,000      Shares issued pursuant to acquisition of                          970,000
                                             interest in Leek Springs, California property
                                             based on the market value of shares on date of
                                             exercising of option

May 15, 1997                     48,485      Shares issued pursuant to acquisition of interest                  80,000
                                             in Mercury Permit, Quebec property based on the
                                             market value of shares on the date of
                                             exercising of option

May 26, 1997                    144,776      Shares issued pursuant to acquisition of interest                 194,000
                                             in Pekan River, Quebec property and
                                             Nicaraguan property based on the market value
                                             of shares on the date of exercising of options

During the fiscal year          185,000      Exercising of shares options pursuant to                          147,200
                                             share option plan at price ranging from
                                             $0.62 to $1.27 per share
                    -------------------                                                             ------------------
                             23,843,551                                                                     17,142,589
Year ended May 31, 1998

September 23, 1997               54,104      Retraction of convertible debentures including                     50,814
                                             accrued interest based on market value of
                                             shares

September 30, 1997               13,022      Payment of quarterly interest on convertible                       13,023
                                             debentures based on market value of shares

November 25, 1997               200,000      Shares issued pursuant to acquisition of interest                  98,000
                                             in Nicaraguan property based on market value of
                                             shares

December 31, 1997                79,192      Payment of quarterly and semi-annual interest on                   29,563
                                             convertible debentures based on market value of
                                             shares

January 16, 1998                312,674      Retraction and conversion of convertible debentures               100,854
                                             including accrued interest based on market value of
                                             shares
                    -------------------                                                             ------------------
Balance forward              24,502,543                                                                     17,434,843
                    -------------------                                                             ------------------

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1998  (IN CANADIAN DOLLARS)



15. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

Date                        Shares Issued    Description                                                          $
Subtotal from prior
  page                       24,502,543                                                                     17,434,843
January 21, 1998              1,159,393      Conversion of convertible debentures including                    451,041
                                             accrued interest based on market value of
                                             shares

March 31, 1998                   25,650      Payment of quarterly interest based on market                      14,426
                                             value of shares

May 12, 1998                    200,000      Shares issued pursuant to acquisition of interest                  92,000
                                             in Nicaragua property based on market value of
                                             shares
                    -------------------                                                             ------------------
                             25,887,586                                                                     17,992,310
                    ===================                                                             ==================